FORTIS INC.

Management Information Circular

2025 Notice of Annual Meeting

Quick Facts	TSX/NYSE: FTS

10 regulated utilities	$5.2 billion
in Canada, U.S., and Caribbean	capital expenditures in 2024

9,800	34% reduction
dedicated employees	in GHG emissions since 2019

3.5 million	51 years
electricity and gas customers	of consecutive dividend increases

$73 billion	$15 million
total assets	in community investments in 2024

All financial information above is referenced in Canadian dollars and all numbers are as at December 31, 2024.

What's inside

2025 Management Information Circular	1

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Message from the Chair of the Board and
the President and Chief Executive Officer

Dear fellow shareholders,

On behalf of the board of directors and management of Fortis Inc., we are pleased to invite you to our 2025 annual general meeting of common shareholders to be held on Thursday, May 8, 2025, beginning at 10:30 a.m. (Newfoundland Daylight Time).

Information on the business to be conducted at the meeting can be found on pages 11-12 and important information on voting your shares and participating in our hybrid meeting can be found on pages 8-10.

Strong performance and outlook

Throughout 2024, we continued to reliably and safely deliver electricity and gas service to our 3.5 million customers while advancing our strategic growth initiatives. We extend a heartfelt thank you to all our employees for their dedication and hard work. Their commitment and excellence have been the cornerstone of our success.

We reported adjusted earnings per common share(1) (EPS) growth of approximately 6% for 2024. Financial performance for the year was primarily driven by rate base growth and the implementation of new rates at certain of our utilities.

In line with our commitment to provide long-term value to our shareholders, we raised our dividend by 4.2% last year, marking 51 consecutive years of dividend increases. We also extended our annual dividend growth guidance of 4-6% annually through to 2029.

Looking forward, our $26 billion 2025-2029 capital plan – the largest in our company's history – represents annualized rate base growth of 6.5%.

The North American utility industry is undergoing significant transformation due to the need for energy security, the impacts of climate change, the transition to cleaner energy, and projected growth in load driven by data centers, manufacturing and electrification. These factors are creating significant investment opportunities for the sector and our utilities are well positioned and actively involved in pursuing these opportunities. We remain confident in our ability to continue to deliver long-term value to our shareholders.

Jo Mark Zurel Chair, Board of Directors	David G. Hutchens President and Chief Executive Officer

Safety and engagement

Our dedication to the safety and well-being of our 9,800 employees continued throughout 2024 as we once again outperformed industry averages for safety performance. While we are proud of our safety culture and performance, we remain vigilant about the safety of our employees, contractors, customers, and the communities we serve.

We remain committed to attracting, retaining, and developing the best talent while fostering a safe, respectful, and inclusive workplace culture. In 2024, we incorporated an employee engagement measure in our annual incentive structure.

Climate forward

Amidst increasing frequency and intensity of weather events, we are focused on investing in resiliency and preparing for the impacts of such events on our customers, communities and infrastructure.

With electricity expected to represent a larger portion of society's future energy mix, investments in grid resiliency are necessary to improve the grid's ability to withstand and recover from such events. Our five-year capital plan also includes investments which focus on interconnecting renewables to the grid, renewable, storage and new natural gas investments supporting our exit from coal, and cleaner fuel solutions.

We have reduced our greenhouse gas (GHG) emissions by 34% since 2019 and have made considerable progress toward our GHG emissions targets. Our ability to continue on this path may be impacted by federal, state and provincial energy policies, as well as external factors, including significant customer and load growth, and the development of clean energy technology.

2024 FINANCIAL HIGHLIGHTS

Net earnings attributable to common equity shareholders in 2024 was $1.6 billion, or $3.24 per common share, compared to $1.5 billion, or $3.10 per common share, for 2023. Adjusted net earnings attributable to common equity shareholders(1) was $1.6 billion, or $3.28 per common share, in 2024 compared to $1.5 billion, or $3.09 per common share, in 2023.

(1)

Non-US GAAP measure. For a detailed description of this and each of the other non-US GAAP measures used in this circular (adjusted net earnings attributable to common equity shareholders, adjusted EPS, adjusted EPS for annual incentive purposes, cumulative adjusted EPS for long-term incentive purposes and capital expenditures) and a detailed reconciliation to the most directly comparable measures under US GAAP, please see About non-US GAAP measures starting on page 86 of this circular. The non-US GAAP measures set out in this circular are intended to provide additional information to investors and do not have standardized meanings under US GAAP and therefore may not be comparable to other issuers, and should not be considered in isolation as a substitute for measures prepared in accordance with US GAAP.

2	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Assessing, predicting and responding to the impacts of climate change is also a critical risk management initiative across the Fortis group of companies. Our 2024 climate report details our assessment of climate-related impacts across our group, outlining both our physical and transition risks and opportunities for our business. Additionally, the report details mitigation and resiliency activities across Fortis utilities, and provides enhanced disclosures on our climate governance practices.

Strong governance

We strive to achieve the highest standards of good governance, starting with our board of directors. In 2024, Fortis placed first out of 215 companies in the S&P/TSX Composite Index in the annual Globe and Mail's Board Games ranking of corporate governance practices.

Strong governance at Fortis is supplemented by the practices of our subsidiaries. Our operating model is grounded in local leadership and independence. Fortis utilities operate within the parameters of common strategic direction, policies, and best practices. The strength of our model lies in the relationships between our subsidiaries and their local regulators, employees and customers. Each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent and local directors, providing effective oversight and administration of their governance and operations.

Further detail on our governance practices is found on pages 25-38.

Director nominees

This year's nominees include 12 highly qualified individuals. All nominees currently serve as Fortis directors, including Gregory Knight who was appointed to the board January 1, 2025. A summary of each nominee's expertise and experience can be found on pages 14-19. Together, we are confident that the nominees offer a strong and diverse mix of skills, experience and perspectives which will support our continued collective success.

Leadership updates

Two executive changes became effective January 1, 2025. Stuart Lochray, formerly Senior Vice President, Capital Markets and Business Development, was appointed Executive Vice President, Strategy and Business Development, and Gary Smith was made Executive Vice President, Operations and Technology. For more information on our Named Executive Officers' roles, responsibilities and performance during 2024, please see pages 57-58.

Pay aligned with performance

The board and the human resources committee work diligently to ensure executive compensation supports the business strategy, links to performance and aligns with shareholder interests. You can read more about the 2024 compensation program in the message from the chair of the human resources committee beginning on page 39 and in the compensation discussion and analysis beginning on page 42.

Stakeholder engagement and partnerships

Regular and effective communication with our customers, employees, shareholders, and other stakeholders is an important part of our success. In 2024, Fortis held approximately 125 meetings with existing and potential investors and held a board-shareholder engagement session with lead institutional investors in December 2024. You can read more about our board-shareholder engagement on page 38.

We have a proud history of community involvement and leadership where our employees live and work. We have contributed $61.2 million in community donations in the last five years, including $15 million in 2024.

As we look back on 2024, we are especially proud of the completion of the construction of the Wataynikaneyap Power Transmission line – an 1,800-kilometre transmission line energizing 17 First Nation communities. In addition to being majority-owned by 24 First Nations, with Fortis having a 39% ownership interest, the project provides socio-economic benefits and reduces the use of diesel-fired generation in these remote locations.

Positioned for future success

Our culture and decentralized model support our utilities' efforts to work constructively with regulators, customers and all stakeholders on evolving policy, energy and service solutions.

Fortis is well positioned to support energy security, load growth and the clean energy transition across the corporation's footprint. We remain committed to ensuring a successful and sustainable Fortis for years to come.

We thank you for your continued support and look forward to welcoming you to our annual meeting of shareholders on May 8, 2025.

Sincerely,

Jo Mark Zurel Chair, Board of Directors	David G. Hutchens President and Chief Executive Officer

2025 Management Information Circular	3

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

4	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Notice of our 2025 annual meeting

What the meeting will cover

WHEN

Thursday, May 8, 2025, 10:30 a.m.

(Newfoundland Daylight Time)

WHERE

Fortis Energy Centre

5 Springdale Street, 4th floor

St. John's, NL A1E 0E4

VIRTUALLY

https://meetings.lumiconnect.com/ 400-809-158-313

HOW TO VOTE

Vote your shares in advance using the proxy form or voting instruction form in your package of materials or vote in real time in person or virtually at the meeting

Please read the voting information beginning on page 8 of the management information circular.

1	Receive the Fortis Inc. (Fortis) consolidated financial statements for the financial year ended December 31, 2024 and the auditors' reports

2	Elect the directors

3	Appoint the auditors and authorize the directors to set the auditors' fees

4	Vote, on an advisory basis, on executive compensation

5	Transact any other business that may properly come before the meeting

You are entitled to receive notice of and vote at the shareholder meeting if you held Fortis common shares at the close of business on March 21, 2025. If you acquired your shares after this date, you can ask for your name to be included on the list of eligible shareholders up to 10 days before the meeting if you provide evidence of your ownership of Fortis shares.

The board of directors recommends that shareholders vote FOR all the resolutions. You can read more about these items in the enclosed management information circular.

The board of directors has approved the contents of this notice and authorized us to send this information to our shareholders, directors and auditors.

By order of the board of directors,

James R. Reid

Executive Vice President, Sustainability and Chief Legal Officer

St. John's, Newfoundland and Labrador

March 21, 2025

2025 Management Information Circular	5

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Management information circular

You have received this management information circular because you owned common shares of Fortis as of the close of business on March 21, 2025 (the record date) and are entitled to receive notice of and vote at our annual meeting of shareholders on Thursday, May 8, 2025 (or a reconvened meeting if the meeting is postponed or adjourned). This will be a hybrid meeting and therefore you can choose to attend the meeting virtually or in person.

Management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by phone, text, email, internet or fax by a Fortis director, officer or employee, or our proxy solicitation agent, Kingsdale Advisors (Kingsdale).

IN THIS DOCUMENT:

●
we, us, our and Fortis mean Fortis Inc.
●
you, your and shareholder refer to holders of Fortis common shares
●
shares and Fortis shares mean common shares of Fortis, unless otherwise indicated
●
all dollar amounts are in Canadian dollars, unless otherwise indicated
●
information is as of March 21, 2025, unless otherwise indicated.

We pay for the costs of preparing and distributing the meeting materials, including reimbursing brokers and other entities for mailing the materials to our beneficial shareholders. We have retained Kingsdale as our proxy solicitation agent at a cost of $45,423 for their services and will reimburse them for any related expenses.

Your vote is important. Please read this circular carefully and then vote your shares. You can vote your shares in advance by proxy or in real time at the meeting. You may also appoint someone to be your proxyholder to attend the meeting on your behalf and vote your shares. Voting information begins on page 8.

The board of directors of Fortis has approved the contents of this circular and authorized us to send it to all shareholders of record.

James R. Reid

Executive Vice President, Sustainability and Chief Legal Officer

St. John's, Newfoundland and Labrador

March 21, 2025

ABOUT NOTICE AND ACCESS

Fortis is using Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the 2025 annual meeting of shareholders. Instead of receiving this circular with the proxy form or voting information form, shareholders received a notice of the meeting with instructions for accessing the remaining materials online.

We have sent the notice of the meeting and proxy form directly to registered shareholders, and to intermediaries to be forwarded to all non-registered (beneficial) shareholders in accordance with applicable securities regulatory requirements. We plan to pay the cost for intermediaries to deliver the notice of meeting, voting instruction form and other materials to objecting beneficial owners.

This circular and the proxy form can be viewed online on EnVision (www.envisionreports.com/fortis2025), our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca), and EDGAR (www.sec.gov). See page 10 for details about how to receive free paper copies of the meeting materials.

6	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

About forward-looking information

Fortis includes forward-looking information in this circular within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2025 to 2029; forecast rate base growth through 2029; annual dividend growth guidance of 4-6% through 2029; Fortis being well-positioned for future investment opportunities; the 2050 net-zero direct GHG emissions target; the 2030 and 2035 direct GHG emissions reduction targets; and the potential impact of federal, state and provincial energy policies and other factors, including significant customer and load growth and the development of clean energy technology, on Fortis' ability to achieve its GHG emissions reductions targets.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable legal and regulatory decisions by utility regulators and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; and the board exercising its discretion to declare dividends, taking into account the business performance and financial condition of Fortis. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully, and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, refer to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). All forward-looking information included in this circular is given as of the date of this circular. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Additional information

The information contained on, or accessible through, any website referenced in this circular is not incorporated by reference in this circular and is not, and should not be considered to be, a part of this circular unless it is explicitly incorporated herein.

2025 Management Information Circular	7

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

1. About the Shareholder Meeting

This section gives important information about our 2025 annual meeting and the voting process. Please remember to vote your shares by 10:30 a.m. Newfoundland Daylight Time on May 6, 2025.	WHERE TO FIND IT 8 Voting 11 Business of the 2025 annual meeting 13 About the nominated directors

Voting

Who can vote

You are entitled to receive notice of and vote at the meeting if you held common shares of Fortis at the close of business on the record date of March 21, 2025. As of the record date, we had 501,594,536 common shares issued and outstanding. Each share entitles the holder to one vote on each of the voting items and any other matters that may properly come before the meeting (see pages 11-12).

The voting process differs by how you hold your shares:

●	registered shareholders – your shares are registered in your name
●	non-registered (beneficial) shareholders – your shares are held in the name of your nominee (usually a bank, trust company, securities dealer or other financial institution) and you are the beneficial owner of the shares.

To vote your shares acquired after the record date and up to 10 days before the meeting, contact our transfer agent, Computershare Trust Company of Canada (Computershare), as soon as possible (see below).

Instructions to vote in advance Registered shareholders

You have the right to appoint a person or company (your proxyholder) other than the Fortis management nominees named on the proxy form to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder.

Your proxyholder must vote your shares according to your instructions, but will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting.

If you do not appoint your own proxyholder, the Fortis representative named on the proxy form will act as your proxyholder and will vote your shares according to your instructions.

If you sign and return the form but do not give your voting instructions or specify that you want your shares withheld, the Fortis representatives will vote FOR the following items of business:

●
FOR the nominated directors
●
FOR the appointment of Deloitte LLP as our auditors
●
FOR our approach to executive compensation

Non-registered (beneficial) shareholders

VOTE BY PROXY
Go to www.investorvote.com. Enter the 15-digit control number printed on the proxy form and follow the instructions on screen.
Call 1.866.732.8683 (toll-free in North America) and enter the 15-digit control number printed on the proxy form. Follow the interactive voice recording instructions to submit your vote.
Complete your proxy form, including printing the name of your appointed proxyholder, indicate your voting instructions, sign and date, and send to:
Computershare Trust Company of Canada Attention: Proxy Department 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1

You can vote in advance online, by phone or by completing and mailing in your voting instruction form. Your voting instruction form provides you with the right to appoint a person or company (your proxyholder) to attend the meeting and vote your shares for you.

If you are a U.S. beneficial shareholder looking to appoint yourself or another person as a proxyholder and you have received a U.S. legal proxy form from your nominee, then you must provide your proxy appointment information to Computershare by mailing your voting instructions form to Computershare in Toronto (see above) or emailing it to USLegalProxy@computershare.com.

In all cases, you MUST follow the instructions on page 9 to register your proxyholder.

Kingsdale may contact non-registered shareholders to assist in exercising their voting rights directly by telephone via Broadridge QuickVote™ service.

8	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Registering a proxyholder

After you submit your proxy form to Computershare or voting instructions form to your nominee, you MUST register your third-party proxyholder with Computershare. Computershare will then confirm the registration and send an email notification with a control number to your proxyholder.

Go to http://www.computershare.com/Fortis by 10:30 a.m. (Newfoundland Daylight Time) on May 6, 2025 to register your third-party proxyholder and provide the contact information required.

QUESTIONS? NEED HELP VOTING?

Call Kingsdale at:

●1.888.518.6828 (toll-free within North America) or
●
1.437.561.5011 (text and call enabled outside North America)

Or send an email to: contactus@kingsdaleadvisors.com

Your third-party proxyholder should receive the control number via email after 10:30 a.m. (Newfoundland Daylight Time) on May 6, 2025. If you do not register your third-party proxyholder, your proxyholder will not receive a control number and they will NOT be able to participate in the meeting and vote your shares.

Proxy cut-off

To ensure your shares are voted at the meeting, we must receive your voting instructions by 10:30 a.m. (Newfoundland Daylight Time) on May 6, 2025. If you are a non-registered shareholder, you will need to allow enough time for your proxyholder (or their representative) to receive your voting instructions and then submit them to Computershare.

If the meeting is postponed or adjourned, you must send your voting instructions at least 48 hours (not including Saturdays, Sundays and holidays) before the time the meeting is reconvened. The chair of the meeting can waive or extend the proxy cut-off time without any advance notice.

Voting at the meeting

Voting in person at the meeting

Registered shareholders

Check in with a Computershare representative when you arrive at the meeting. As you will cast your vote at the meeting, you do not need to fill out a proxy form.

Non-registered (beneficial) shareholders

Print your own name in the space provided on the voting instruction form to instruct your nominee to appoint you as proxyholder. Check in with a Computershare representative when you arrive at the meeting. Do not submit your vote using your voting instruction form because your vote will be taken at the meeting.

Voting virtually at the meeting

If you are a registered shareholder appointing yourself as a proxyholder or you are a non-registered (beneficial) shareholder and you are instructing your nominee to appoint you as a proxyholder, you must register yourself as a proxyholder with Computershare AFTER you have submitted your proxy form to Computershare or your voting instruction form to your nominee and BEFORE the proxy cut-off date.

Attending the meeting online

Attending as a guest

A guest may only watch or listen to the meeting. You are not allowed to vote if you attend the virtual meeting as a guest.

CHECKLIST FOR VOTING VIRTUALLY

You will need the following:

✓
The latest version of Chrome, Safari, Edge or Firefox as your internet browser
✓
Fortis meeting ID: 400-809-158-313
✓
Meeting password: fortis2025
✓
Your username or control number.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting begins.

See the Lumi User Guide beginning on page 101 for instructions on attending the meeting virtually.

Participating and voting your shares

Participating in the meeting means you can vote your shares in real time, ask questions and engage with management, members of the board and other shareholders. Only registered shareholders and duly appointed proxyholders can vote at the meeting.

● ● ●	after the meeting on our website (www.fortisinc.com), and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

2025 Management Information Circular	9

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

How to access the meeting

To access the meeting, go to https://meetings.lumiconnect.com/400-809-158-313 on your smartphone, tablet or computer at least 30 minutes before the start of the meeting. Click "I have a login" and enter the password fortis2025.

●
Registered shareholders: Your username is your 15-digit control number located on the proxy form in the email notification your received and will serve as your username.
●
Proxyholders: Once appointed and registered as a proxyholder as described above, Computershare will send you a control number that will serve as your username. You will receive the email after 10:30 a.m. (Newfoundland Daylight Time) on May 6, 2025.
●
Guests: If you are a registered shareholder, enter the 15-digit control number on your proxy form as your username. If you are a non-registered (beneficial) shareholder, click "I am a guest" and complete the online form.

Technical support can also be accessed at: support-ca@lumiglobal.com.

Changing your vote

If you change your mind about how you wish to vote your shares, you may revoke your proxy at any time before it is acted on in one of the following ways, or by any other means permitted by law.

If you are a registered shareholder and wish to change your vote, we must receive your new voting instructions prior to the voting cut-off time of 10:30 a.m. (Newfoundland Daylight Time) on May 6, 2025. You may change your vote in one of the following ways:

●
vote again online or by phone
●
complete a proxy form with a later date than the form you originally submitted and mail it as soon as possible so that it is received before the voting cut-off time
●
send a written notice to our Executive Vice President, Sustainability and Chief Legal Officer, so that it is received before the voting cut-off time

CONFIDENTIALITY AND VOTING RESULTS

Proxy votes are tabulated by our transfer agent so individual shareholder votes are kept confidential.

The voting results will be available after the meeting on our website (www.fortisinc.com), and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

You can also attend the meeting and change your vote. Using your control number to log in to the meeting virtually means you will be revoking all previously submitted proxies and will have the opportunity to vote by online ballot on any voting items. If you do not revoke any previously submitted proxies, you will not be able to participate in the meeting.

If you are a non-registered shareholder and have submitted your voting instructions, follow the instructions provided by your nominee.

● ●	● ●

RECEIVE FREE PAPER COPIES OR SIGN UP FOR ELECTRONIC DELIVERY

You can ask for free paper copies of this circular and the proxy form or voting instruction form to be sent to you by mail.

To receive paper copies before the meeting

If you want to receive copies before the meeting and voting deadline, make your request right away to allow enough time for the items to be delivered to you. You will need the control number on your proxy form or voting instruction form to make the request. Requests must be made by April 24, 2025.

If you have a 15-digit control number

●
Call 1.866.962.0498 (toll-free within North America) or +1.514.982.8716 (outside North America)
●
Enter the control number as it appears on your proxy form or voting instruction form
If you have a 16-digit control number ● Call 1.877.907.7643 (toll-free) ● Enter the control number as it appears on your proxy form or voting instruction form

To receive paper copies after the meeting

Requests can be made up to one year from the date the meeting materials are posted on our website (www.fortisinc.com). If you have questions about notice and access or want to order paper copies of the meeting materials after the meeting, please contact Kingsdale (see page 9) or write to our Executive Vice President, Sustainability and Chief Legal Officer at the following mailing address:

Fortis Inc., Fortis Place, Suite 1100, 5 Springdale Street, PO Box 8837, St. John's, NL, A1B 3T2, Canada

To receive electronic copies

You can receive shareholder materials, including the notice, form of proxy and voting instruction form, by email (eDelivery). Using eDelivery reduces paper and energy consumption and gets the documents to you faster.

Registered shareholders: Go to www.investorcentre.com/fortisinc and sign up.

Non-registered (beneficial) shareholders: Go to www.investorvote.com and sign up using the control number on your voting instruction form or go to proxyvote.com and click "Receive Documents Electronically".

10	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Business of the 2025 annual meeting

Shareholders will receive an update on our 2024 financial performance and vote on at least three items of business. An item is approved if a simple majority (50% plus one) of shares, represented in person or by proxy at the meeting, are voted FOR a resolution, except for the election of directors (see page 13 for more information on our majority voting policy).

Except as described below, none of our officers or current directors have any material interest, direct or indirect, in any matter to be acted on at the meeting.

QUORUM

We must have a quorum at the beginning of the shareholder meeting for it to proceed and to transact business. This means we must have at least two persons present who together hold, or represent by proxy, at least 25% of our shares issued and outstanding as of the record date.

1. Receive the financial statements

We will present our consolidated financial statements for the year ended December 31, 2024 together with the auditors' reports. We mailed our consolidated financial statements to beneficial shareholders who requested a copy and a notice to all registered shareholders with information about how they can access the document online. You can find a copy of the consolidated financial statements on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

2. Elect directors (see page 13)

You will vote to elect 12 directors to the board this year. The nominees are:

Tracey C. Ball Pierre J. Blouin Lawrence T. Borgard	Maura J. Clark Margarita K. Dilley Julie A. Dobson	Lisa L. Durocher David G. Hutchens Gregory E. Knight	Gianna M. Manes Donald R. Marchand Jo Mark Zurel

All nominees are qualified and experienced and currently serve on the board. You can read about each nominated director, including their 2024 voting results, if applicable, beginning on page 14 and our policy on director tenure on page 35.

If for any reason a nominated director is unable to serve as a director of Fortis, the Fortis management nominees named in the enclosed proxy form reserve the right to nominate and vote for another nominee at their discretion, unless the shareholder has specified in their proxy form that their shares are to be withheld from voting for the election of directors.

The board and management recommend that you vote FOR each of the nominated directors.

3. Appoint the auditors

The board, on the recommendation of the audit committee, proposes that shareholders appoint Deloitte LLP as our independent auditors to hold office for a one-year term until the close of our next annual meeting of shareholders.

In 2017, the audit committee recommended Deloitte LLP as Fortis' auditors based on the qualifications of its audit team, use of technology and an independence assessment.

EXTERNAL AUDITOR REVIEW PROCESS

The audit committee conducted a comprehensive, formal tender process to select our external auditors and annually reviews and evaluates their qualifications, independence and performance.

The board negotiates the fees to be paid to the auditors, which are based on the complexity of the engagement and the auditors' time. Management believes the fees negotiated in 2024 are reasonable and comparable to fees charged by other auditors providing similar services. The table below sets out the fees paid to Deloitte LLP in the last two years:

	2024	2023
Audit fees	$11,111,000	$10,807,000
Core audit services
Audit-related fees	$1,775,000	$1,582,000
Assurance and related services that are reasonably related to the audit or review of our financial statements and are not included under audit fees
Tax fees	$107,000	$10,000
Services related to tax compliance, planning and advice
All other fees	$356,000	$99,000
Services which are not audit, audit-related or tax fees
Total	$13,349,000	$12,498,000

2025 Management Information Circular	11

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

The board and management recommend that you vote FOR the appointment of Deloitte LLP as our auditors and FOR the authorization of the board to set the auditors' fees for 2025.

Last year, 99.50% of the votes (277,986,153) were FOR the appointment of Deloitte LLP as our auditors and 0.50% of the votes (1,400,764) were WITHHELD.

4. Vote, on an advisory basis, on executive compensation (say on pay) (see page 39)

As part of our commitment to strong corporate governance, the board holds an annual advisory vote on our approach to executive compensation. While the results of the vote are not binding on the board, the board will take the results into account when considering compensation policies, practices and decisions, as well as topics to be discussed as part of its engagement with shareholders on compensation and related matters.

The board believes our executive compensation policies and practices closely align the interests of executives and shareholders and are consistent with corporate governance best practices in Canada.

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the board of directors of Fortis, the shareholders accept the approach to executive compensation as described in the compensation discussion and analysis section of this circular.

The board and management recommend that you vote FOR the non-binding advisory vote on our approach to executive compensation as described in this circular.

Last year, 92.25% of the votes (251,463,179) were FOR our approach to executive compensation and 7.75% of the votes (21,122,283) were AGAINST.

5. Other business

Management is not aware of any other matters that may come before the meeting. If an item is properly brought before the meeting, you or your proxyholder can vote on the item as you or they see fit.

Shareholders who are entitled to vote at the 2026 annual meeting and wish to submit a proposal must make sure that we receive the proposal by February 7, 2026 in accordance with the provisions of the Corporations Act (Newfoundland and Labrador).

If you intend to nominate a person for election as a director of Fortis at an annual meeting of shareholders, other than in a shareholder proposal, the nomination must comply with the procedures set out in our advance notice by-law, available on our website (www.fortisinc.com), including providing timely and proper written notice. Shareholders approved our advance notice by-law at our 2020 annual and special meeting of shareholders. You can read more about the by-law in our 2020 management information circular, available on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca), and EDGAR (www.sec.gov).

12	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

About the nominated directors

This year's 12 nominees currently serve as Fortis directors and eleven were elected by shareholders at our 2024 annual meeting. Average director tenure is 6.4 years. Directors are elected to serve for a one-year term and are eligible for re-election until they reach the applicable tenure limits.

The nominees are a group of qualified and experienced individuals representing varying ages, tenure and residency, as well as gender and ethnic diversity. The board is led by an independent chair and 11 of the nominated directors are independent. David Hutchens, President and Chief Executive Officer, is not considered independent.

There are no board interlocks. None of the nominations involve a contract, arrangement or understanding between a Fortis director nominee and any other person. There is no family relationship between any of the nominated directors or executive officers. None of the nominated directors, or their associates or affiliates, have a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business other than the election of directors.

The graphic below shows the composition of the board, assuming all nominees are elected.

BOARD COMPOSITION

OUR MAJORITY VOTING POLICY

Our majority voting policy requires a nominated director who receives more WITHHOLD than FOR votes to immediately tender their resignation to the board for consideration after the meeting. The board will refer the matter to the governance and sustainability committee, who will review the matter and consider all relevant factors before making a recommendation to the board. The board will consider the recommendation of the committee and accept the resignation if there are no exceptional circumstances that would warrant the director continuing to serve on the board as part of their fiduciary duties to Fortis and its shareholders, in which case the board may reject or delay the resignation. Although a resignation does not take effect until it is accepted by the board, the director will not participate in any committee or board deliberations. The board will make its decision within 90 days of the shareholder meeting and announce the details, including the reasons for its decision, in a media release.

This policy does not apply to a contested election of directors, where the number of nominees exceeds the number of directors to be elected, or where proxy materials have been circulated in support of the election of one or more nominees who are not included among the nominees supported by the board.

A copy of the policy is on our website (www.fortisinc.com).

2025 Management Information Circular	13

● z	●	●	●	●	●	●
Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Director profiles

The nominated directors have provided the information below about the Fortis shares or deferred share units (DSUs) they own, or exercise control or direction over, directly or indirectly. You can read more about their equity ownership beginning on page 33. The market value of their holdings is based on the closing price of our common shares on the TSX: $53.80 on March 15, 2024 and $64.55 on March 21, 2025.

SKILLS AND EXPERIENCE • Financial expert • Governance and risk management • Capital markets • Government relations/ Legal/Regulatory	Tracey C. Ball Corporate director Victoria, British Columbia, Canada | Age 67 | Director since May 2014 | Independent	2024 VOTING RESULTS 99.03% for (270,028,891 votes) 0.97% withheld (2,654,207 votes)

					Joined	2024 Attendance
		Board of directors			May 2014	4 of 5	80%(1)
		Audit committee			May 2014	4 of 5	80%(1)
		Governance and sustainability committee			May 2017	4 of 5	80%(1)
		(1) For more information on board and committee attendance, see page 20.

Tracey Ball retired in September 2014 as Executive Vice President and Chief Financial Officer of Canadian Western Bank Group. Prior to joining a predecessor to Canadian Western Bank Group in 1987, she worked in public accounting and consulting. Ms. Ball has served on several private and public sector boards, including the Province of Alberta Audit Committee and the Financial Executives Institute of Canada. Ms. Ball graduated from Simon Fraser University with a Bachelor of Arts (Commerce). She is a member of the Chartered Professional Accountants of Alberta and the Chartered Professional Accountants of British Columbia. Ms. Ball was elected as a Fellow of the Chartered Professional Accountants of Alberta in 2007. She holds an ICD.D designation from the Institute of Corporate Directors. Ms. Ball served on the board of directors of FortisAlberta from April 2011 to April 2018 and served as chair of that board from February 2016 to February 2018. Ms. Ball has served as a director of FortisBC Energy and FortisBC since April 2018.

	FORTIS SECURITIES HELD (as at March 15, 2024 and March 21, 2025)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2025	6,092	35,718	41,810	$2,698,836	yes (10.0x)
	2024	5,187	33,418	38,605	$2,076,949
	Change	905	2,300	3,205	$621,887

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	None

SKILLS AND EXPERIENCE • Governance and risk management • Executive compensation • Utility/Energy • Sustainability • Capital markets • Technology/ Cybersecurity • Government relations/ Legal/Regulatory	Pierre J. Blouin Corporate director Montreal, Quebec, Canada | Age 67 | Director since May 2015 | Independent	2024 VOTING RESULTS 98.69% for (269,114,480 votes) 1.31% withheld (3,568,619 votes)

					Joined	2024 Attendance
		Board of directors			May 2015	5 of 5	100%
		Human resources committee			May 2015	5 of 5	100%
		Governance and sustainability committee			May 2016	5 of 5	100%

Pierre Blouin served as the Chief Executive Officer of Manitoba Telecom Services, Inc. until his retirement in December 2014. Prior to joining Manitoba Telecom Services, Inc. as its Chief Executive Officer in 2005, Mr. Blouin held various executive positions in the Bell Canada Enterprises group of companies, including Group President, Consumer Markets for Bell Canada, Chief Executive Officer of BCE Emergis, Inc. and Chief Executive Officer of Bell Mobility. Mr. Blouin graduated from Hautes Études Commerciales with a Bachelor of Commerce in Business Administration. He is a Fellow of the Purchasing Management Association of Canada.

	FORTIS SECURITIES HELD (as at March 15, 2024 and March 21, 2025)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2025	3,405	31,598	35,003	$2,259,444	yes (8.1x)
	2024	2,594	29,462	32,056	$1,724,613
	Change	811	2,137	2,948	$534,831

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	• National Bank of Canada (since September 2016) Audit Committee, Human Resources Committee, Technology Committee (chair)

14	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

SKILLS AND EXPERIENCE • Executive compensation • Utility/Energy • Sustainability • Capital markets • Mergers and acquisitions • Government relations/ Legal/Regulatory	Lawrence T. Borgard Corporate director Naples, Florida, United States | Age 63 | Director since May 2017 | Independent	2024 VOTING RESULTS 99.66% for (271,746,290 votes) 0.34% withheld (936,809 votes)

					Joined	2024 Attendance
		Board of directors			May 2017	5 of 5	100%
		Audit committee			May 2017	5 of 5	100%
		Human resources committee			May 2018	5 of 5	100%

Lawrence Borgard is the former President and Chief Operating Officer of Integrys Energy Group and the former Chief Executive Officer of each of Integrys' six regulated electric and natural gas utilities. Mr. Borgard retired in 2015, following the successful sale of Integrys. Prior to serving as President at Integrys, Mr. Borgard served in a variety of executive roles. Mr. Borgard graduated from Michigan State University with a Bachelor of Science (Electrical Engineering) and the University of Wisconsin-Oshkosh with a Master of Business Administration. He also attended the Advanced Management Program at Harvard University Business School.

	FORTIS SECURITIES HELD (as at March 15, 2024 and March 21, 2025)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2025	11,248	24,011	35,259	$2,275,968	yes (7.2x)
	2024	10,008	20,003	30,011	$1,614,592
	Change	1,240	4,008	5,248	$661,376

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	None

SKILLS AND EXPERIENCE • Financial expert • Governance and risk management • Utility/Energy • Capital markets • Mergers and acquisitions • Government relations/Legal/ Regulatory • International business	Maura J. Clark Corporate director New York, New York, United States | Age 66 | Director since May 2015 | Independent	2024 VOTING RESULTS 99.36% for (270,934,611 votes) 0.64% withheld (1,748,913 votes)

					Joined	2024 Attendance
		Board of directors			May 2015	5 of 5	100%
		Audit committee (chair since May 2021)			May 2015	5 of 5	100%
		Human resources committee			May 2022	5 of 5	100%

Maura Clark retired from Direct Energy, a subsidiary of Centrica plc, in March 2014 where she was President of Direct Energy Business, a leading energy retailer in Canada and the United States. Previously, Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark's prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company. Ms. Clark graduated from Queen's University with a Bachelor of Arts in Economics and qualified as a Chartered Professional Accountant in Ontario, Canada.

	FORTIS SECURITIES HELD (as at March 15, 2024 and March 21, 2025)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2025	2,000	30,772	32,772	$2,115,433	yes (6.1x)
	2024	2,000	26,951	28,951	$1,557,564
	Change	–	3,821	3,821	$557,869

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)

•

Newmont Corporation (since April 2020)

Audit Committee, Leadership Development and Compensation Committee

•

Nutrien Ltd. (formerly Agrium Inc.) (since May 2016)

Audit Committee (chair), Human Resources and Compensation Committee

•

Garrett Motion Inc. (October 2018 to April 2021)

Nominating and Governance Committee (chair) and Compensation Committee

2025 Management Information Circular	15

● z	●	●	●	●	●	●
Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

SKILLS AND EXPERIENCE • Financial expert • Governance and risk management • Utility/Energy • Capital markets • Technology/ Cybersecurity • Mergers and acquisitions • International business	Margarita K. Dilley Corporate director Washington, D.C., United States | Age 67 | Director since May 2016 | Independent	2024 VOTING RESULTS 99.62% for (271,654,834 votes) 0.38% withheld (1,028,264 votes)

					Joined	2024 Attendance
		Board of directors			May 2016	5 of 5	100%
		Audit committee			May 2016	5 of 5	100%
		Human resources committee			May 2017	5 of 5	100%

Margarita Dilley retired in 2004 from ASTROLINK International LLC, an international wireless broadband telecommunications company, where she was Vice President and Chief Financial Officer. Ms. Dilley's prior experience includes serving as Director, Strategy & Corporate Development and Treasurer for Intelsat. Ms. Dilley graduated from Cornell University with a Bachelor of Arts, from Columbia University with a Master of Arts and from Wharton Graduate School, University of Pennsylvania with a Master of Business Administration. Ms. Dilley has served as a director of CH Energy Group since December 2004 and Central Hudson since June 2013 and has served as the chair of those boards since January 2015.

	FORTIS SECURITIES HELD (as at March 15, 2024 and March 21, 2025)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2025	3,550	25,581	29,131	$1,880,406	yes (6.0x)
	2024	3,000	23,684	26,684	$1,435,599
	Change	550	1,897	2,447	$444,807

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	None

SKILLS AND EXPERIENCE • Governance and risk management • Executive compensation • Utility/Energy • Capital markets • Technology/ Cybersecurity • Mergers and acquisitions • International business	Julie A. Dobson Corporate director Potomac, Maryland, United States | Age 68 | Director since May 2018 | Independent	2024 VOTING RESULTS 96.46% for (263,037,347 votes) 3.54% withheld (9,646,178 votes)

					Joined	2024 Attendance
		Board of directors			May 2018	5 of 5	100%
		Human resources committee (chair since May 2022)			May 2020	5 of 5	100%
		Governance and sustainability committee			May 2018	4 of 5	80%(1)
		(1) For more information on board and committee attendance, see page 20.

Julie Dobson currently serves as the Non-Executive Chairman of TeleBright, Inc., a software provider of telecom expense management solutions. She retired from the position of Chief Operating Officer for TeleCorp PCS, Inc. in February of 2002 upon the close of the acquisition of the business by AT&T Wireless. She had been in the position since the startup of the company in July of 1998, responsible for day to day operations of the business; managing more than 3,000 employees in the Midwest and Southeastern U.S. and in the Commonwealth of Puerto Rico. Prior to TeleCorp, Julie had an 18-year career spanning a variety of senior management positions in Bell Atlantic Corporation. She is a seasoned governance executive who has served on several public and private boards and is currently serving on the board of Sunrise Senior Living. She also has a Master in Business Administration from the University of Pittsburgh and a Bachelor of Science degree from the College of William and Mary.

	FORTIS SECURITIES HELD (as at March 15, 2024 and March 21, 2025)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2025	4,163	19,293	23,456	$1,514,085	yes (4.3x)
	2024	3,751	16,326	20,077	$1,080,143
	Change	412	2,967	3,379	$433,942

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	None

16	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

SKILLS AND EXPERIENCE • Technology/ Cybersecurity • Mergers and acquisitions • Sustainability • Government relations/ Legal/Regulatory • International business	Lisa L. Durocher Corporate director Whitby, Ontario, Canada | Age 58 | Director since May 2021 | Independent	2024 VOTING RESULTS 99.30% for (270,768,452 votes) 0.70% withheld (1,915,072 votes)

					Joined	2024 Attendance
		Board of directors			May 2021	5 of 5	100%
		Audit committee			May 2022	2 of 2	100%
		Human resources committee			May 2024	3 of 3	100%
		Governance and sustainability committee			May 2021	5 of 5	100%

Lisa Durocher retired in June 2023 from Rogers Communications. As part of the executive leadership team, she was the Chief Executive Officer of Rogers Bank and developed financial services for the company. Prior to this role, Lisa was the Chief Digital Officer at Rogers where she led the digital strategy, design and delivery for digital platforms across the consumer and enterprise businesses. Prior to joining Rogers in 2016, Lisa worked at American Express in New York City where she held several senior leadership positions over 15 years including leading global product and marketing organizations in digital payments, charge cards and travel which provided her with experience in mergers and acquisitions, product design and development and general management. Ms. Durocher is a graduate of Wilfrid Laurier University's Business Administration program and also serves on the board of WestJet.

	FORTIS SECURITIES HELD (as at March 15, 2024 and March 21, 2025)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2025	–	19,201	19,201	$1,239,425	yes (4.6x)
	2024	–	13,630	13,630	$733,294
	Change	–	5,571	5,571	$506,131

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	None

SKILLS AND EXPERIENCE • Governance and risk management • Executive compensation • Utility/Energy • Sustainability • Capital markets • Government relations/ Legal/Regulatory • International business	David G. Hutchens President and Chief Executive Officer, Fortis Inc. Tucson, Arizona, United States | Age 58 | Director since January 2021 | Not independent	2024 VOTING RESULTS 99.66% votes for (271,767,459 votes) 0.34% withheld (916,066 votes)

					Joined	2024 Attendance
		Board of directors(1)			January 2021	5 of 5	100%

(1)  The President and Chief Executive Officer does not serve on any of the board committees. Mr. Hutchens is invited to committee meetings in his capacity as President and Chief Executive Officer and he attended all committee meetings in 2024.

David Hutchens was appointed President and Chief Executive Officer of Fortis Inc. effective January 1, 2021. His career in the energy sector spans more than 25 years. In January 2020 Mr. Hutchens assumed the role of Chief Operating Officer of Fortis, with responsibility for overseeing our utility operations while remaining Chief Executive Officer of UNS Energy. In 2018, Mr. Hutchens was appointed an officer of Fortis as Executive Vice President, Western Utility Operations, overseeing our FortisBC and FortisAlberta operations while continuing to serve as President and Chief Executive Officer of UNS Energy. Prior to joining the Fortis group, he held a variety of positions at our electric and gas utilities in Arizona culminating in being named President and CEO of UNS Energy in 2014. Mr. Hutchens earned a Bachelor of Aerospace Engineering degree and a Master of Business Administration from the University of Arizona, and is a former nuclear submarine officer in the U.S. Navy. Mr. Hutchens serves on the boards of Fortis utility subsidiaries ITC Holdings and FortisBC.

	FORTIS SECURITIES HELD (as at March 15, 2024 and March 21, 2025) (2)
	Year	Common shares (#)	Restricted share units (RSUs) (#)	Total shares and RSUs (#)	Total market value ($)	Meets share ownership target
	2025	139,968	128,098	268,066	$17,303,660	yes (10.1x)
	2024	127,948	110,539	238,487	$12,830,601
	Change	11,440	17,559	28,999	$4,473,059

(2)  Mr. Hutchens does not receive director compensation (cash or DSUs) as a member of the Fortis board. He receives PSUs and RSUs as part of his executive compensation (see page 39). You can read more about his holdings of Fortis equity on page 46.

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	None

2025 Management Information Circular	17

● z	●	●	●	●	●	●
Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

SKILLS AND EXPERIENCE • Governance and risk management • Utility/Energy • Technology/ Cybersecurity • Government relations/ Legal/Regulatory • International business	Gregory E. Knight Corporate director Atlanta, Georgia, United States | Age 57 | Director since January 2025 | Independent

Joined
		Board of directors			January 2025
		Audit committee			February 2025
		Governance and Sustainability committee			February 2025

Mr. Knight currently serves as a Senior Advisor, Digital Transformation and Business Performance Optimization, at Boston Consulting Group. Mr. Knight retired in 2023 from CenterPoint Energy, Inc., where he served as Executive Vice President of Customer Transformation  and Business Services. In this role, he led CenterPoint's customer experience transformation and information technology and cybersecurity strategy, corporate enterprise business services and the company’s competitive energy services and home services businesses. Previously, Mr. Knight held the position of Chief Customer Officer, U.S. Energy and Utilities, of National Grid USA Service Company, Inc., an energy delivery company, from 2019 until August 2020. Mr. Knight also served for 10 years at CenterPoint Energy, Inc. as Senior Vice President and Chief Customer Officer, Utility and Commercial Businesses, and Division Vice President, Customer Services. Mr. Knight has also held management positions at Ricoh Americas, Reliant Retail Energy Inc., Allen Knight Inc., and Verizon. Mr. Knight earned a Bachelor of American Studies with a Minor in Economics from the University of Colorado at Boulder. He has also received advanced learning certifications in business management and corporate governance from Rice University’s Jesse H. Jones Graduate School of Business in Houston, UCLA's Anderson School of Business and Harvard's Graduate School.

FORTIS SECURITIES HELD (as at March 21, 2025)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2025	–	630	630	$40,667	Has until January 2030 to meet the guideline

OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
• Pentair PLC (since December 2020) Audit Committee

SKILLS AND EXPERIENCE • Governance and risk management • Utility/Energy • Sustainability • Technology/ Cybersecurity • Mergers and acquisitions • Government relations/ Legal/Regulatory • International business	Gianna M. Manes Corporate director Salem, South Carolina, United States | Age 60 | Director since May 2021 | Independent	2024 VOTING RESULTS 99.28% for (270,724,552 votes) 0.72% withheld (1,958,547 votes)

					Joined	2024 Attendance
		Board of directors			May 2021	5 of 5	100%
		Human resources committee			May 2021	5 of 5	100%
		Governance and sustainability committee (chair since May, 2024)			May 2023	5 of 5	100%

Gianna Manes was President and Chief Executive Officer of ENMAX Corporation, an electricity company with operations in Alberta and Maine, from 2012 until her retirement in July 2020. She has over 30 years of experience in the energy sector in Canada, the United States and Europe. Prior to joining ENMAX, she worked for Duke Energy Corporation, one of the largest integrated utilities in North America, and held a number of executive positions including Senior Vice President and Chief Customer Officer from 2008 to 2012. Ms. Manes graduated from Louisiana State University with a Bachelor of Science in industrial engineering and from the University of Houston with a Master of Business Administration. She completed the Advanced Management Program at Harvard University and holds an ICD.D designation from the Institute of Corporate Directors.

	FORTIS SECURITIES HELD (as at March 15, 2024 and March 21, 2025)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2025	–	18,157	18,157	$1,172,034	yes (3.5x)
	2024	–	15,235	15,235	$819,643
	Change	–	2,922	2,922	$352,391

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	• Keyera Corporation (since May 2017) Human Resources Committee (chair)

18	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

SKILLS AND EXPERIENCE • Financial expert • Governance and risk management • Utility/Energy • Capital markets • Mergers and acquisitions • International business	Donald R. Marchand Corporate director Calgary, Alberta, Canada | Age 62 | Director since May 2023 | Independent	2024 VOTING RESULTS 99.49% for (271,294,085 votes) 0.51% withheld (1,389,013 votes)

					Joined	2024 Attendance
		Board of directors			May 2023	5 of 5	100%
		Audit committee			May 2023	5 of 5	100%
		Governance and sustainability committee			May 2023	5 of 5	100%

Donald Marchand retired in November 2021 from TC Energy Corporation, a leading North American energy infrastructure company, where he was Executive Vice-President. He served as Chief Financial Officer of TC Energy and its predecessor TransCanada Corporation from 2010 until July 2021, with additional responsibility for Strategy and Corporate Development from 2015 to 2017 and 2020 to 2021. During his 27-year tenure with the company, Mr. Marchand led many of its financial functions including treasury, finance, accounting, taxation, risk management and investor relations. Mr. Marchand graduated from the University of Manitoba with a Bachelor of Commerce degree and subsequently qualified as a Chartered Accountant and Chartered Financial Analyst. He is a member of the Institute of Chartered Professional Accountants of Alberta, the CFA Institute and the Calgary Society of Financial Analysts.

	FORTIS SECURITIES HELD (as at March 15, 2024 and March 21, 2025)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2025	5,000	9,345	14,345	$925,970	yes (3.4x)
	2024	5,000	4,165	9,165	$493,077
	Change	–	5,180	5,180	$432,893

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	None

SKILLS AND EXPERIENCE Chair of the board since January 2023 • Financial expert • Governance and risk management • Executive compensation • Capital markets • Mergers and acquisitions • International business	Jo Mark Zurel Corporate director Portugal Cove-St. Philips, Newfoundland and Labrador, Canada | Age 61 | Director since May 2016 | Independent	2024 VOTING RESULTS 97.60% for (266,144,340 votes) 2.40% withheld (6,538,758 votes)

					Joined	2024 Attendance
		Board of directors (chair of the board since January 2023)			May 2016	5 of 5	100%
		Audit committee			May 2017	5 of 5	100%
		Human resources committee			May 2016	5 of 5	100%
		Governance and sustainability committee			January 2023	5 of 5	100%

Jo Mark Zurel was appointed chair of the board of Fortis Inc., effective January 1, 2023. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel serves on several private and public sector boards, including Highland Copper Company Inc., Major Drilling Group International Inc. and served on the Canada Pension Plan Investment Board until August 2021. Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce. He is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He holds an ICD.D designation from the Institute of Corporate Directors. Mr. Zurel served as a director of Newfoundland Power from January 2008 and as chair of its board from April 2012 until July 2016.

	FORTIS SECURITIES HELD (as at March 15, 2024 and March 21, 2025)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2025	10,000	27,186	37,186	$2,400,356	yes (5.6x)
	2024	10,000	24,622	34,622	$1,862,664
	Change	–	2,564	2,564	$537,692

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)

•

Highland Copper Company Inc. (since October 2012) (former chair)

Audit Committee (chair)

•

Major Drilling Group International Inc. (since September 2007)

Corporate Governance and Nominating Committee, Human Resources and Compensation Committee, Audit Committee

2025 Management Information Circular	19

● z	●	●	●	●	●	●
Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Additional information about the directors

2024 Summary of meeting attendance

	Number of meetings	Overall meeting attendance
Board	5	98%
Audit committee	5	97%
Human resources committee	5	100%
Governance and sustainability committee	5	95%
Total number of meetings held	20	98%

2024 Board and committee meeting attendance by director

Individual attendance records are set out in the director profiles beginning on page 14.

	Board meetings		Committee meetings			Total board and committee attendance
Tracey C. Ball(1)	4 of 5	80%	8 of 10	80%		12 of 15	80%
Pierre J. Blouin	5 of 5	100%	10 of 10	100%		15 of 15	100%
Lawrence T. Borgard	5 of 5	100%	10 of 10	100%		15 of 15	100%
Maura J. Clark	5 of 5	100%	10 of 10	100%		15 of 15	100%
Lisa Crutchfield(2)	5 of 5	100%	10 of 10	100%		15 of 15	100%
Margarita K. Dilley	5 of 5	100%	10 of 10	100%		15 of 15	100%
Julie A. Dobson(3)	5 of 5	100%	9 of 10	90%		14 of 15	93%
Lisa L. Durocher	5 of 5	100%	10 of 10	100%		15 of 15	100%
David G. Hutchens	5 of 5	100%	–	—	(4)	5 of 5	100%
Gianna M. Manes	5 of 5	100%	10 of 10	100%		15 of 15	100%
Donald R. Marchand	5 of 5	100%	10 of 10	100%		15 of 15	100%
Jo Mark Zurel	5 of 5	100%	15 of 15	100%		20 of 20	100%

(1)	Ms. Ball was unable to attend the December board, audit and governance and sustainability committee meetings due to illness.
(2)	Ms. Crutchfield resigned from the board effective December 31, 2024.
(3)	Ms. Dobson was unable to attend the February governance and sustainability committee meeting due to travel disruptions.
(4)	The President and Chief Executive Officer does not serve on any of the board committees. Mr. Hutchens is invited to committee meetings in his capacity as President and Chief Executive Officer and he attended all committee meetings in 2024.

2024 Director compensation

	Cash fees	(1)	Share-based awards	(2)	All other compensation	(3)	Total
Tracey C. Ball	$120,000		$150,000		$205,989		$475,989
					(includes FortisBC)
Pierre Blouin	$128,379		$150,000		$71,502		$349,881
Lawrence T. Borgard (4)(5)	–		$314,412		$51,597		$366,009
Maura J. Clark(4)	$198,665		$150,000		$67,188		$415,853
Lisa Crutchfield (resigned December 31, 2024)(4)	$164,412		$150,000		$13,997		$328,409
Margarita K. Dilley(4)	$263,412		$51,000		$222,122		$536,534
					(includes CH Energy Group)
Julie A. Dobson(4)	$198,665		$150,000		$41,708		$390,373
Lisa L. Durocher (5)	–		$270,000		$37,196		$307,196
Gianna M. Manes(4)	$187,184		$150,000		$39,086		$376,270
Donald R. Marchand (5)	–		$270,000		$14,498		$284,498
Jo Mark Zurel	$341,700		$83,300		$60,436		$485,436
Total	$1,602,417		$1,888,712		$825,319		$4,316,448

(1)	Includes the cash fees each director earned in his or her capacity as a director of Fortis, including the annual director and committee chair retainers, where applicable. For 2024, cash fees for Ms. Dilley and Mr. Zurel include 66% of equity compensation paid in cash in accordance with their elections under the Director Equity Plan.
(2)	Granted as DSUs and includes the equity retainer and the portion of the cash retainer the director elected to receive as DSUs. Amounts represent the cash equivalent at the time of issuance. In accordance with their elections, Ms. Ball, Mr. Blouin and Mr. Borgard received 66% of their equity compensation in common shares, with the remaining 34% paid in DSUs.
(3)	Includes all fees paid or payable by a subsidiary of Fortis to a director in his or her capacity as a director of that subsidiary as well as the value of additional DSUs received as dividend equivalents from Fortis.
(4)	Mr. Borgard, Ms. Clark, Ms. Crutchfield, Ms. Dilley, Ms. Dobson and Ms. Manes are U.S. residents, and their cash fees are paid in U.S. dollars and reported in Canadian dollars using the annual average exchange rate for the year of US$1.00 = $1.3701.
(5)	Elected to receive optional DSUs in lieu of their cash retainer.

See pages 37-38 for the director fee schedule and more information about DSUs.

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Outstanding share-based awards

The following table shows details of the DSUs held by each director as at December 31, 2024.

	Number of shares or units	(1)(2)	Market or payout value of share-based	(2)(3)	Market or payout value of vested share-
	that have not vested		awards that have not vested		based awards not paid out or distributed
Tracey C. Ball	35,160		$2,100,148		–
Pierre J. Blouin	31,081		$1,856,474		–
Lawrence T. Borgard	23,568		$1,409,077		–
Maura J. Clark	29,851		$1,784,270		–
Lisa Crutchfield(4)	7,000		$418,575		–
Margarita K. Dilley	25,123		$1,501,723		–
Julie A. Dobson	18,895		$1,129,843		–
Lisa L. Durocher	17,766		$1,061,182		–
Gianna M. Manes	17,770		$1,062,562		–
Donald R. Marchand	8,006		$478,199		–
Jo Mark Zurel	26,535		$1,584,919		–
Total	240,755		$14,386,972		–

(1)	We do not grant stock options or option-based awards to directors.
(2)	DSUs vest immediately when the director retires from the board or upon death and are redeemed for cash.
(3)

Calculated by multiplying the number of share-based awards that have not vested by $59.73, the closing price of our common shares on the TSX on December 31, 2024. Share-based awards granted in U.S. dollars have been multiplied by US$41.57, the closing price of our common shares on the NYSE on December 31, 2024, and converted to Canadian dollars using the December 31, 2024 exchange rate of US$1.00 = $1.44.

(4)	Ms. Crutchfield resigned from the board December 31, 2024. Ms. Crutchfield's DSUs will be paid out within 90 days following her separation of service.

Mr. Hutchens is not included in the tables above as he does not receive any director compensation and does not hold any DSUs. He is compensated in his role as President and Chief Executive Officer and receives PSUs and RSUs as part of his compensation (see page 50).

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Board committees

AUDIT
COMMITTEE

Maura J. Clark (chair)
Tracey C. Ball
Lawrence T. Borgard
Margarita K. Dilley

Gregory E. Knight(1)

Donald R. Marchand
Jo Mark Zurel

100% independent

(1)
Mr. Knight was appointed to the committee in February 2025.

Each member of the audit committee brings financial expertise to the committee. All of the members meet the requirements for financial literacy under the applicable rules of the SEC and the NYSE. The board has designated Ms. Ball, Ms. Clark, Ms. Dilley, Mr. Marchand and Mr. Zurel as audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act.

The audit committee assists the board in overseeing the audit function, financial reporting, internal controls, enterprise risk management (ERM) and finance matters generally.

The committee is responsible for:

●
overseeing the integrity of our financial statements, financial disclosure and internal controls over financial reporting
●
overseeing compliance with related legal and regulatory requirements
●
reviewing the qualifications and independence of the independent auditor and internal auditor and overseeing their performance
●
overseeing the rotation of the audit partner, and the independent auditor as necessary
●
reviewing earnings and dividend guidance and other future-oriented financial information, disclosure documents and prospectuses or other offering documents with management before recommending to the board for approval and release externally
●
overseeing the appropriateness of material financing, capital and tax structures
●
overseeing our ERM program and our insurance program
●
overseeing our internal controls and processes associated with the release of any sustainability disclosure
●
overseeing all related party transactions including identifying, reviewing and approving all related party transactions and related disclosure (see page 32).

It is also responsible for overseeing and administering the following policies:

●
derivative instruments and hedging policy
●
disclosure policy and disclosure committee mandate (together with the governance and sustainability committee)
●
guidelines for hiring employees or former employees of the independent auditor
●
policy on the role of the internal audit function
●
policy on reporting allegations of suspected improper conduct and wrongdoing (speak up policy)
●
pre-approval policy for independent auditor services

You can find a complete copy of the committee mandate, which was updated in 2024, as well as copies of certain policies, on our website (www.fortisinc.com).

Meetings can be called by the committee chair, two committee members or the external auditors. A meeting of three committee members constitutes a quorum. The committee met five times in 2024 and set aside time at each meeting to meet without management present. It also met separately with the Chief Financial Officer (CFO), internal auditor and external auditors at each meeting.

Additional information about the composition and oversight of the audit committee can be found on pages 27 and 28 of our annual information form dated February 14, 2025 available on our website (www.fortisinc.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

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Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

HUMAN RESOURCES
COMMITTEE

Julie A. Dobson (chair)
Pierre J. Blouin
Lawrence T. Borgard
Maura J. Clark
Margarita K. Dilley

Lisa Durocher(1)
Gianna Manes
Jo Mark Zurel

100% independent

(1)
Ms. Durocher was appointed to the committee on May 2, 2024.

The members of the human resources committee have the requisite background and skills to provide effective oversight of executive compensation and ensure that effective compensation risk management principles are adhered to in order to align management and shareholder interests. All members have significant senior leadership experience at large organizations, as well as direct operational or functional experience overseeing executive compensation at large organizations similar in complexity to Fortis.

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for:

●
overseeing Fortis' approach to employee talent management, training and development, wellness, health and safety
●
overseeing workplace diversity and inclusion strategy, plans and practices and the results of any employee engagement evaluations and initiatives
●
recommending the appointment of executive officers to the board
●
assessing performance of the senior executives
●
developing the human resources strategy, including talent management and succession plans

(see page 28)

●
designing and overseeing the compensation and benefits program for senior executives and the CEO and ensuring the compensation program is aligned with Fortis' strategy, risk management framework, sustainability objectives and corporate performance.

The committee seeks advice and special expertise from external independent consultants to help it carry out its duties. For the details on the engagement of external consultants by the committee and fees paid, see pages 42-43.

The committee is responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers the following policies:

●
advisory vote on executive compensation policy of the board of directors (say on pay)
●
board and executive diversity policy (together with the governance and sustainability committee)
●
executive compensation clawback policy (together with the governance and sustainability committee)
●
executive compensation policy
●
respectful workplace policy
●
statement of investment policy and procedures

The committee also oversees and administers our five employee compensation plans: the Omnibus Equity Plan, 2015 PSU Plan, 2020 RSU Plan, 2012 stock option plan and the Third Amended and Restated 2012 Employee Share Purchase Plan (ESPP). For more information on these plans, see page 47.

You can find a complete copy of the committee mandate, which was updated in 2024, as well as copies of certain policies, on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. A meeting of three committee members constitutes a quorum. The committee met five times in 2024 and set aside time at each meeting to meet without management present.

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GOVERNANCE AND SUSTAINABILITY
COMMITTEE

Gianna M. Manes (chair)(1)
Tracey C. Ball
Pierre J. Blouin
Julie A. Dobson
Lisa L. Durocher
Gregory E. Knight(2)

Donald R. Marchand
Jo Mark Zurel

100% independent

(1)
Ms. Manes was appointed committee chair on May 2, 2024.
(2)
Mr. Knight was appointed to the committee in February 2025.

Members of the committee bring a mix of governance and sustainability experience, including experience assessing climate-related risks and opportunities, through senior leadership roles in utilities and energy companies, regulated businesses, public policy, and directorships on the boards of Fortis subsidiaries and unrelated public companies.

The governance and sustainability committee assists the board in overseeing our corporate governance and sustainability policies, practices and procedures, the nomination, assessment and compensation of directors, as well as oversight of our cybersecurity program and our information and operational technology infrastructure.

The committee is responsible for:

●
developing and recommending an approach on corporate governance matters to the board
●
overseeing Fortis' sustainability policies and practices, and reviewing our sustainability reporting, including climate-related risks and opportunities and our GHG emissions reduction targets
●
overseeing our cybersecurity program and information and operational technology infrastructure (see page 28)
●
the size and composition of the board, including competencies and skills, diversity and renewal mechanisms
●
proposing new director candidates for nomination to the board
●
advising the board on committee membership, the appointment of committee chairs and board chair succession planning (see page 35)
●
carrying out an assessment process specified by the board for board, committee and director effectiveness (see page 35)
●
maintaining a comprehensive orientation and continuing education program for directors
●
reviewing director compensation and making recommendations to the board.

The committee reviews all policies, mandates and position descriptions and recommends any changes or additions to the board. It oversees and administers the following policies:

Compliance and ethics

●
anti-corruption policy
●
code of conduct
●
human rights statement and vendor code of conduct
●
insider trading policy
●
political engagement policy (together with subsidiary political engagement guidelines)
●
privacy policy

Shareholder rights and board governance

●
board and executive diversity policy (together with the human resources committee)
●
director governance guidelines
●
director compensation policy
●
director equity plan
●
majority voting policy
●
shareholder engagement policy

Finance

●
disclosure policy and disclosure committee mandate (together with the audit committee)
●
executive compensation clawback policy (together with the human resources committee)

Cybersecurity, information technology and operational technology

●
cybersecurity policy

You can find a complete copy of the committee mandate, which was updated in 2024, as well as a copy of certain policies, on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. A meeting of three committee members constitutes a quorum. The committee met five times in 2024 and set aside time at each meeting to meet without management present.

24	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

2. Governance

Our board and management acknowledge the critical importance of good governance practices in the proper conduct of our affairs.

We routinely review our governance framework against evolving best practices to ensure we maintain our high governance standards.

WHERE TO FIND IT 25 Our governance policies and practices 26 About the Fortis board

Our governance policies and practices

Fortis is a Canadian corporation continued under the Corporations Act (Newfoundland and Labrador). Our governance practices comply with the corporate governance guidelines in National Policy 58-201 – Corporate Governance Guidelines and our voluntary adoption of several standards set out under SEC Rule 303 and the NYSE governance standards that apply to U.S. issuers.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. In addition to independent directors, subsidiary boards typically include the subsidiary's CEO, one or more officers of Fortis and, in certain cases, an executive of another Fortis operating subsidiary or a Fortis director. This structure ensures that subsidiary boards provide effective independent oversight and administration of their governance and operations with regard to their particular customer needs, regulatory environment and business objectives, while operating within the broad parameters of Fortis policies and best practices.

Fortis governance at a glance

BOARD COMPOSITION	INDEPENDENCE	COMPENSATION	DIRECTOR ELECTIONS	ETHICS AND EDUCATION
✓
Appropriate size (12 directors)
✓
Majority of director nominees are independent (92% or 11 of 12 directors)
✓
Diversity policy to ensure all aspects of diversity are considered
✓
Skills matrix to manage the mix of skills and experience
✓ Independent chair of the board ✓ Separate chair and CEO positions to ensure accountability ✓ All board committees are 100% independent ✓ Sessions of independent directors at all meetings
✓
Annual advisory vote on executive pay
✓
Peer benchmarking
✓
Compensation clawback policy to mitigate risk
✓
Share ownership requirements for directors and executives
✓
Board discretion to adjust calculated incentive awards
✓
Regular compensation risk assessments completed
✓ Directors elected annually ✓ Directors elected individually, not by slate ✓ Majority voting policy to ensure directors receive shareholder support
✓
Code of conduct
✓
Anti-corruption policy
✓
Respectful workplace policy
✓
Orientation program for new directors
✓
Board education program for ongoing development
✓
Annual board assessment process to ensure board effectiveness

Fortis is committed to meeting all requirements regarding the disclosure of material information. Our disclosure policy sets out principles and procedures to ensure that our disclosure is consistently timely, accurate and broadly disseminated in accordance with applicable law.

Certain of our governance policies are available on our website. You can find a detailed description of how our corporate governance practices align with the applicable rules in Appendix A beginning on page 89.

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Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

About the Fortis Board

Our board of directors is responsible for the stewardship of Fortis. The chair of the board is an independent director and is responsible for providing leadership to the board.

The board works closely with the President and Chief Executive Officer, who has primary responsibility for executive leadership and management of the business.

Three standing committees, made up of independent directors, help the board carry out its responsibilities. The board, on the recommendation of the governance and sustainability committee, appoints the committee chairs and the positions generally rotate every four years.

Each committee has a written mandate that sets out its responsibilities and areas of focus. Each committee regularly reviews its mandate to ensure it reflects best practices and applicable regulatory requirements.

POSITION DESCRIPTIONS AND MANDATES

The roles and responsibilities for the Chair of the Board and the President and Chief Executive Officer are set out in their position descriptions.

The roles and responsibilities of the committee chairs are described in the mandate for the respective board committee.

Copies of position descriptions and committee mandates are posted on our website (www.fortisinc.com).

Committee mandates, along with the position descriptions of the chair of the board and the President and Chief Executive Officer, are reviewed every two years, with the last review in 2024. Changes to committee mandates are approved by the governance and sustainability committee and the board. The committee summaries found on pages 22 -24 set out the governance policies under their respective areas of responsibility.

The board and the committees each meet without management present at every meeting, including any special meetings. Mr. Hutchens is not a member of any board committee but is invited to attend committee meetings in his capacity as President and Chief Executive Officer of Fortis. There is no executive committee of the board.

You can read more about meeting attendance on page 20 and the board committees beginning on page 22.

Independence

We believe an effective board must have a majority of independent directors. The board has determined that 11 of the 12 nominated directors are independent and meet the definition in National Instrument 52-110 – Audit Committees and the independence requirements set out in Sections 303A.02 and 303A.07 of the New York Stock Exchange Listed Company Manual.

The board and each of its committees meets without its non-independent directors at every meeting.

INDEPENDENT ADVICE

The board and each committee may retain independent advisors to assist in carrying out their duties and responsibilities. Fortis pays the cost of any independent external advisors retained by the board or committees.

SUBSIDIARY REPORTING ISSUERS

The following Fortis subsidiaries are reporting issuers with independent governance and reporting obligations under Canadian or U.S. securities laws: ITC Holdings Corp. (ITC), Tucson Electric Power Company (TEP), FortisBC Energy Inc., FortisBC Inc., FortisAlberta Inc., Newfoundland Power Inc. and Caribbean Utilities Company, Ltd.

Each reporting issuer subsidiary has established an audit committee and human resources committee in accordance with applicable rules and policies related to independence and financial literacy. The boards and relevant committees of each of these subsidiaries also independently prepare and publicly file continuous disclosure documents in accordance with securities rules and form requirements which include, among other things, financial statements and management discussion and analysis (MD&A). The public filings of, or on behalf of, each reporting issuer subsidiary can be accessed on SEDAR+ (www.sedarplus.ca), except for ITC and TEP, which can be found on EDGAR (www.sec.gov).

26	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Role and responsibilities

The board is responsible for ensuring effective leadership and for providing oversight in several key areas discussed below. The board establishes our fundamental policies and standards for business operations and supervises and evaluates our overall performance and achievement of goals.

Strategy

The board holds an annual strategy session to review and set expectations for growth, identify opportunities and provide input on a range of risks and risk mitigation measures. Time is also set aside at each regularly scheduled board meeting to discuss strategy and to address and prioritize developments, opportunities and issues that may arise throughout the year. In addition to hearing from management, the board periodically invites external speakers to provide views on trends and issues that may have an impact on our strategy and risk profile.

WHAT THE DIRECTORS OVERSEE ✓ Strategic planning process ✓ Review and approval of strategic plans ✓ Progress against five-year business plan

The annual strategy session, along with regular updates and education sessions, facilitates clear communication between the board and senior management about our strategy and helps the board ensure that the strategy aligns with stakeholder expectations.

Risk management

The board, through the audit committee, ensures that the systems in place to manage and mitigate risks, including the enterprise risk management (ERM) program, are effective, relative to our risk profile and strategy. This includes a methodology for assessing business risks arising from climate change.

Cross-committee memberships strengthen risk oversight and reinforce good governance. For example, three members of the audit committee are also members of the governance and sustainability committee, and three members of the audit committee are members of the human resources committee. In addition, the chair of the board is a member of each board committee for continuity and strong oversight.

WHAT THE DIRECTORS OVERSEE

✓
Identification of material risks together with management
✓
Management's implementation of appropriate systems to manage and mitigate risks
✓
Enterprise Risk Management (ERM) program
✓
Related party transactions

Our governance model of independently managed utilities provides a focused, primary level of risk management oversight and governance, while operating within the broad parameters of Fortis' policies, guidelines and best practices. Senior management at Fortis and our subsidiaries seek to identify and manage all material risks facing the business by applying a common risk management framework. ERM at the subsidiary level is overseen by each subsidiary's board. Given the regulated nature of the utility industry, the governance policies and compliance reporting of the operating subsidiaries are further subject to significant regulatory scrutiny in each of their respective jurisdictions.

The board receives an annual ERM risk assessment report prepared by management that outlines strategic risks and related risk mitigation strategies. Material risks identified at the subsidiaries form part of the risk assessment. Management assesses the risk profile quarterly and provides updates to the board throughout the year.

2024 RISK PRIORITIES

The board maintained oversight of risks related to the health and safety of our employees and customers, operational risks such as those from wildfires, and financing risks, including those affecting affordability.

The board also remained dedicated to capital projects and growth, while addressing expectations for sustainability management and cybersecurity.

WILDFIRE RISK MITIGATION

Fortis utilities continuously update their policies and practices to address the risks to assets, communities and customers, which may be exacerbated by climate change, such as wildfires. These policies and practices are premised on a model of prediction, prevention, monitoring and responding to minimize impacts and disruption of our electric and gas systems.

Specific operational wildfire prevention and mitigation activities include contractor training and education, vegetation management programs (line patrols, trimming, removal and danger tree identification), wildfire awareness training, timely pole and equipment maintenance and replacement, use of sensor and infrared technology, and use of fire mesh, fire blankets and fire trailers.

We follow good utility practices in our operations to mitigate the risks related to extreme weather events, including situational awareness and forecasting, risk assessment and mapping, emergency response and recovery drills, grid operations and protocols, grid design and system hardening, and asset inspection, among other things.

You can find a more comprehensive disclosure of our business risks beginning on page 22 of our 2024 MD&A, available on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). You can read more about the audit committee's activities on page 22.

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Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Cybersecurity, Information Technology (IT) and Operational Technology (OT)

The board, through the governance and sustainability committee, is responsible for our cybersecurity, IT and OT strategies and policies, including our cybersecurity policy and cybersecurity risk management program (CRMP).

Through board and management oversight, our cybersecurity strategy supports effective enterprise risk management and creates investment opportunities for our subsidiaries. Our Executive Vice President, Operations and Technology, has oversight responsibilities for operations, cybersecurity and our technology functions.

WHAT THE DIRECTORS OVERSEE ✓ Strategies and policies relating to IT and OT infrastructure and cybersecurity ✓ IT and OT risk exposures and the measures taken to monitor or mitigate such exposures

Management provides quarterly reports on information security, technology and cybersecurity matters to the governance and sustainability committee. At least annually, the governance and sustainability committee, the board and management, review Fortis' IT and OT risk exposure, including cybersecurity, system integrity, artificial intelligence and other emerging technology, data and privacy risks, and the measures taken to monitor or mitigate such exposure, including related policies, data and privacy risk assessments, security measures, system controls and testing, and cyber insurance coverage.

Fortis' cybersecurity policy outlines cybersecurity program roles and responsibilities, IT and OT requirements, expectations in the event of a ransomware attack, the use of generative artificial intelligence, vendor management and subsidiary reporting requirements. The policy applies to Fortis and also outlines expectations for Fortis utilities to enable an effective enterprise-wide cybersecurity program. The Fortis code of conduct and the technology acceptable use policy provide further guidance on best practices to mitigate cybersecurity and information security risks.

Fortis and its utilities have adopted an enterprise-wide CRMP which includes a risk framework to identify cybersecurity risks and provides insight for remediation of any such risks. Under this framework, the operating utilities assess cybersecurity threats and set risk targets that are appropriate for their business. The CRMP is incorporated into, and closely linked with, the overall Fortis ERM program.

The CRMP addresses the requisite technical controls across our critical asset classes for all Fortis companies. The CRMP is aligned with the National Institute of Standards and Technology's (NIST) Cybersecurity Framework, the International Organization for Standardization's Security Standard (ISO 27001), the Standard of Good Practice for Information Security, and the National Energy Reliability Corporation's Critical Infrastructure Protection (NERC CIP) Standard. Our U.S. operating utilities also fall under the NERC CIP requirements, which include standards targeted at protecting critical information assets that operate the bulk electric system and are audited on a regular basis by their governing NERC regional entity.

We continue to invest in training for all employees on the specific technologies we utilize. All Fortis subsidiaries provide annual cybersecurity training for all of their employees. In addition, as the cybersecurity threat landscape continues to evolve, we continue to adapt our defensive strategy, deploy new technology and advance our protections from cybersecurity threats, leveraging threat intelligence and external industry practices for continuous improvement and refinement of the CRMP.

The information systems of Fortis companies and their third-party vendors are frequently targeted by malware, phishing efforts, and other cyber attacks. Although certain of the information systems of our utilities have been subjected to direct and/or third-party cybersecurity breaches, including unauthorized access, Fortis has not had any material cybersecurity breaches since we began reporting on this performance indicator in 2018.

Leadership succession

The board, through the human resources committee, has oversight over executive succession planning.

Our approach to succession planning is focused on developing a qualified leadership pipeline. We assess current leadership capabilities, forecast future leadership needs, identify gaps, and highlight critical roles. When internal talent is unavailable, we undertake strategic external recruitment to onboard executives who align with our company culture. We invest in training and development programs tailored to enhance leadership skills. We follow these steps to ensure we are well-prepared to meet our leadership needs and achieve long-term success.

The board and human resources committee give due consideration to diversity, including diversity of thought, perspectives and backgrounds, when identifying potential candidates, both internal and external, for executive officer positions to ensure that a diverse group of qualified candidates is evaluated.

WHAT THE DIRECTORS OVERSEE

✓
Succession plans for the President and CEO and other key executive positions
✓
Emergency interim CEO succession planning
✓
Talent management program
✓
Board and executive diversity policy (see page 33)
✓
Promotion of a culture of integrity, diversity and inclusion, and respect
✓
Targets used to measure performance for compensation purposes (see page 49)
✓
Results of any employee engagement evaluations or initiatives

28	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

The below graphic describes the composition of our enterprise-wide executive group as at December 31, 2024. ENTERPRISE-WIDE EXECUTIVE COMPOSITION(1)

GENDER DIVERSITY HIGHLIGHT

Women currently make up 57% of the Fortis executive leadership team.

As of March 6, 2025, Jocelyn Perry was one of only 7 female CFOs represented in the TSX 60 and one of only 30 female named executive officers in the TSX 60 group of companies.

For the fifth consecutive year, Fortis was again recognized by the Globe and Mail's Report on Business magazine as one of 97 corporations in Canada at the forefront of women in leadership positions.

(1) Approximately 1% of Fortis group executives self-identified as having a disability.

(2) Includes 4% of Fortis group executives who self-identified as two or more ethnicities and approximately 2% who did not wish to self-identify their race or ethnicity.

Sustainability

The board, through the governance and sustainability committee, oversees sustainability, including priorities related to the environment, climate change and social issues. To measure our progress, Fortis regularly sets and reviews sustainability objectives and programs.

Our governance and sustainability committee receives reports on sustainability matters at each regularly scheduled meeting. It reviews our short- and long-term sustainability objectives and environmental targets, progress towards these objectives and targets, as well as our programs and practices designed to promote sustainability.

The governance and sustainability committee provides quarterly updates to the board on the status and adequacy of our sustainability efforts, including environmental targets, to ensure business is conducted in a manner that meets high standards of sustainability.

Sustainability strategy, climate-related issues and progress on commitments are also discussed at the board's annual strategy session and form part of the ERM program. Board education sessions held throughout the year include sustainability-related topics (see page 36).

SUSTAINABILITY OVERSIGHT

●
Board of directors ─ responsible for risk management oversight and reviewing management's implementation of appropriate sustainability policies and practices
●
Governance and sustainability committee – oversees strategies, policies and practices pertaining to sustainability objectives, including environmental targets and the assessment of material climate risks and opportunities
●
Human resource committee – assesses sustainability performance under the incentive compensation plans and oversees our approach to employee talent management and wellness
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Audit committee – oversees ERM as well as internal controls and processes associated with our sustainability disclosures
●
President and CEO ─ responsible for the long-term success of Fortis and our sustainability strategy
●
Executive Vice President, Sustainability and Chief Legal Officer ─ responsible for enterprise-wide sustainability and stewardship and our corporate governance standards and practices
●
Utilities ─ responsible for establishing sustainability objectives within the broader Fortis strategy and implementing local operational aspects
●
Sustainability strategy group ─ includes senior Fortis utility executives who help guide enterprise-wide sustainability strategy and priorities
●
Fortis cross-functional groups ─ deal with operational subject matters and identify opportunities for collaboration across the group.

2025 Management Information Circular	29

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

SUSTAINABILITY REPORTING

We release a comprehensive sustainability report covering all of our utility operations every two years and report annually on key performance indicators. All of our sustainability reports and updates are available on our website (www.fortisinc.com).

Our 2024 sustainability report described our progress on our sustainability strategy and key sustainability initiatives. Highlights include our progress towards our emissions reduction targets and improvement on GHG intensity factors related to energy delivered to customers and electricity generated. In 2024, we received third-party limited assurance on our 2023 Scope 1 and Scope 2 emissions and select board diversity metrics.

In 2024, we also released a climate report which builds on existing work, including more detailed climate scenario analysis and climate adaptation efforts taking place at Fortis utilities.

We report in accordance with industry-specific Sustainability Accounting Standards Board (SASB) standards and align with applicable Global Reporting Initiative (GRI) standards. We present GHG emissions in accordance with the GHG Protocol Corporate Accounting and Reporting Standards.

Environmental priorities

Fortis has a 2050 net-zero direct GHG emissions target and interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035 from a 2019 base year. We have made significant progress toward achieving these targets. The path to achieve these targets may be impacted by various federal, provincial, and state energy policies and other external factors, including significant customer and load growth.

2024 ENVIRONMENTAL HIGHLIGHTS

●
Achieved a 34% reduction in our Scope 1 emissions compared to the 2019 base level.
●
Released our 2024 climate report and 2024 sustainability report.
●
Fortis updated reporting to include the two material categories aligned with the GHG Protocol (categories 3 and 11).

Each operating subsidiary's board regularly sets and reviews environmental objectives, targets and programs. Further, each utility has extensive environmental compliance programs aligned with the ISO 14001 standard and regularly reviews its environmental management systems and protocols, and strives for continual performance improvement. As part of the regulatory process, each operating subsidiary also regularly engages with stakeholders to discuss the environmental impacts of delivering safe, reliable, efficient energy to customers in communities where we operate.

For more information on our environmental priorities, see our 2024 sustainability report and our 2024 climate report, available on our website (www.fortisinc.com).

Social priorities

Supporting our employees

We keep decision-making local and share lessons learned across the Fortis group in real time.

Employee safety is a top priority and, while we are proud of our safety record, we strive to always improve upon our safety practices.

2024 SOCIAL HIGHLIGHTS ● Conducted a pulse survey of our Fortis-wide employee group as a follow-up to our engagement survey conducted in 2023. ● Continued to outperform industry averages for safety.

We aim to fill roles from within to advance opportunities for our people and to support our retention efforts. Fortis supports the spirit and intent of applicable human rights, employment equity and anti-discrimination laws, and is committed to fair hiring and promotion practices based on merit and free of bias and discrimination.

Across our group of companies, we have pledged to create a workplace where all feel welcomed, valued, respected and empowered to bring their authentic selves to work. Our inclusion and diversity framework, our commitment statement and code of conduct are available on our website (www.fortisinc.com).

30	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Human rights and vendor code of conduct

We comply with all applicable equal opportunity, human rights and non-discrimination laws, as well as applicable occupational health and safety and labour standards laws. We support the spirit and intent of international human rights conventions such as the United Nations' Universal Declaration of Human Rights and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work. Our human rights statement codifies our long-standing commitment to human rights, including international labour conventions, and includes a vendor code of conduct which describes our expectations of ethical conduct of suppliers and vendors of the Fortis group of companies. Copies of our human rights statement and vendor code of conduct are available on our website (www.fortisinc.com).

Customers and community

Fortis' utilities work closely with their customers and communities to improve the overall customer service experience. Customer satisfaction targets are established and customer service surveys are completed regularly by the utilities.

Customer affordability is a priority for Fortis. Historically, Fortis utilities have managed annual increases in controllable operating costs per customer to below inflation. Fortis utilities continue to focus on controlling costs, identifying efficiencies and implementing innovative practices and technologies to maintain affordability. In addition, our utilities work to ensure customers are aware of available bill payment options, external government payment assistance programs, as well as energy efficiency programs and rebates.

Regular community engagement includes donations to local charities, volunteering, partnerships with educational institutions, and participation on local boards, which enables Fortis and its utilities to serve as meaningful contributors to their local communities. In 2024, the Fortis group of companies contributed $15 million to the communities they serve.

Political Contributions and Advocacy

When contributing to or participating in organizations, we seek alignment with our corporate purpose and values, including acting ethically and with honesty and integrity.

All corporate political contributions must be approved in advance by either the Chief Executive Officer or the Chief Financial Officer. The Chief Legal Officer is responsible for reviewing the general policy positions of any political party, candidate or organization to which Fortis proposes to contribute in advance to determine whether there is any material misalignment with our values and policies.

WHAT THE DIRECTORS OVERSEE

✓
Political contributions and contributions to trade associations and tax-exempt organizations that conduct lobbying or public-policy related activities
✓
Policies and procedures on political expenditures, including the political engagement policy and our subsidiary political engagement guidelines

When engaging in public policy discussions, whether directly or through trade associations or other organizations, we comply with applicable lobbying laws and maintain records of such activities as set forth under our anti-corruption policy and anti-corruption procedures.

Management reports annually to the board on political contributions to, and participation in, trade associations and other organizations which conduct lobbying or public policy-related activities, together with an assessment of whether there is any material misalignment with our values and policies. The governance and sustainability committee is responsible for oversight over Fortis' political activity, including periodically reviewing management's activity reports, reviewing policies and procedures on political expenditures and providing guidance on political engagement as needed.

Our expectations of directors

We expect our directors to commit a significant amount of time to their role and carry out their duties with a high degree of professionalism. Prior to a candidate's nomination, the chair of the governance and sustainability committee and the chair of the board meet with the candidate to discuss the director governance guidelines, including specific duties and responsibilities of board members, the importance of personal integrity and ethical behaviour, the nature of work done by our board committees, the expected workload and the necessary time commitments. These discussions are revisited with each director during the annual director assessment process. This ensures all directors understand our expectations and will carry out their responsibilities in accordance with our high standards.

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Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Integrity

We are committed to the highest standards of ethical business practice and conduct and have zero tolerance for unethical conduct or breaches of integrity.

Our board's conduct is grounded in its duty to act in the best interests of Fortis and its stakeholders. We also expect our directors to act ethically, conduct themselves in accordance with our policies and avoid any conflicts of interest.

Our code of conduct applies to employees, officers and directors and sets out the different ways someone can report a concern or possible infringement, including methods for filing a report anonymously. The audit committee oversees the reporting process as outlined in our speak up policy, while the governance and sustainability committee oversees, regularly reviews and administers the code.

CODES OF CONDUCT

Our code of conduct is a comprehensive guide to ethical and professional behaviour at Fortis. The code is in plain language and is user friendly.

All employees certify that they have read and understand the code and receive training on the code.

While each Fortis subsidiary adopts its own code, the general principles and spirit of the Fortis code of conduct apply universally across the entire Fortis organization.

Changes to the code are approved by the board. The code was last revised in 2023 and became effective January 1, 2024. Subsequent housekeeping updates became effective January 1, 2025. A copy is available on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.com) and EDGAR (www.sec.gov).

The code is supported by other policies including our anti-corruption policy, respectful workplace policy and speak up policy, as well as our human rights statement and vendor code of conduct.

Attendance and responsibilities

We expect all directors to attend all regularly scheduled and special meetings of the board, their committee meetings and the annual meeting of shareholders. The attendance record for 2024 can be found on page 20.

Director governance guidelines to address other professional activities

CHANGES IN OCCUPATION	SERVICE ON OTHER PUBLIC COMPANY BOARDS OR AUDIT COMMITTEES	BOARD INTERLOCKS

An independent director who makes a major change in principal occupation shall promptly notify the chair of the board for consideration by the board. The board, with the assistance of the governance and sustainability committee, will assess whether the director will have sufficient time and attention to devote to Fortis board responsibilities and evaluate potential conflicts of interest.

Unless approved by the governance and sustainability committee in consultation with the chair, CEO and CLO:

●
Directors are not permitted to serve on the boards of more than three public companies (including Fortis, but not including the boards of Fortis affiliates).
●
No member of the audit committee is permitted to serve on the audit committee of more than three publicly traded companies (including Fortis).
No more than two Fortis board members may serve as director on the same public company board, other than Fortis or its subsidiaries. We do not have any board interlocks.

Related party transactions

The audit committee, on behalf of the board, reviews all related party transactions and discusses details with management and others as it deems appropriate. Related party transactions means any transaction between Fortis and an executive officer, director, principal shareholder or their immediate family members. The audit committee must approve all related party transactions and related disclosure. There were no material related party transactions in 2024.

Proceedings

From 2010 to November 2021, Donald Marchand held various senior executive positions with TC Energy Corporation (formerly TransCanada Corporation) (TC Energy), including serving as Chief Financial Officer from 2010 until July 2021. In 2016, TC Energy acquired Columbia Pipeline Group Inc. (Columbia). In July 2018, former Columbia shareholders filed a class action lawsuit in Delaware against two Columbia executives and TC Energy, alleging breaches of fiduciary duties and material disclosure omissions during the acquisition. In June 2023, the court found the Columbia executives liable for breaches of their fiduciary duties and TC Energy liable for aiding and abetting such breaches. In a May 15, 2024 decision, the court awarded the Columbia stockholders damages of US$398.4 million and allocated responsibility for that award 50% to the former Columbia executives and 50% to TC Energy. TC Energy's appeal of the decision is ongoing.

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Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Maura Clark has served on the board of Newmont Corporation (Newmont) since April 2020. On February 21, 2025 and February 28, 2025, two class action shareholder lawsuits were filed in Colorado against certain officers and members of Newmont's board of directors, including Ms. Clark. The shareholders allege breaches of fiduciary duties and violations of US federal securities laws in connection with Newmont's projected revenue and production outlook and resulting losses following the issuance of Newmont's third quarter 2024 results and updated guidance. The proceedings are ongoing.

From October 2018 until April 2021, Maura Clark served on the board of directors of Garrett Motion Inc. (Garrett), a NYSE listed company. On September 20, 2020, Garrett and certain affiliated companies filed petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under Chapter 11 of the United States Bankruptcy Code. Garrett emerged from the Chapter 11 proceedings in April 2021.

Share ownership

Our director compensation policy requires our directors to own equity in Fortis so they have a vested interest in our future success. Directors must own three times their annual retainer in Fortis equity within five years of joining the board. Directors can count common shares and DSUs toward meeting the guideline. Our newest director, Mr. Knight, is building his equity ownership as shown in the table below.

The table shows each director's equity ownership as of March 21, 2025 and their holdings for the previous year. It does not include Mr. Hutchens because he is required to meet our share ownership requirements for executives (see page 45).

	Equity ownership		Equity ownership
	March 21, 2025		March 15, 2024		Net change				Multiple of	Year to meet share
	Common		Common		Common		Market value		2024 annual	ownership
	shares	DSUs	shares	DSUs	shares	DSUs	March 21, 2025	(1)	retainer	requirement
Tracey C. Ball	6,092	35,718	5,187	33,418	905	2,300	$2,698,836		10.0x	–
Pierre J. Blouin	3,405	31,598	2,594	29,462	811	2,136	$2,259,444		8.1x	–
Lawrence T. Borgard	11,248	24,011	10,008	20,003	1,240	4,008	$2,275,968		7.2x	–
Maura J. Clark	2,000	30,772	2,000	26,951	–	3,821	$2,115,433		6.1x	–
Margarita K. Dilley	3,550	25,581	3,000	23,684	550	1,897	$1,880,406		6.0x	–
Julie A. Dobson	4,163	19,293	3,751	16,326	412	2,967	$1,514,085		4.3x	–
Lisa L. Durocher	–	19,201	–	13,630	–	5,571	$1,239,425		4.6x	–
Gregory E. Knight(2)	–	630	–	–	–	630	$40,667		–	2030
Gianna M. Manes	–	18,157	–	15,235	–	2,922	$1,172,034		3.5x	–
Donald R. Marchand	5,000	9,345	5,000	4,965	–	4,380	$925,970		3.4x	–
Jo Mark Zurel	10,000	27,186	10,000	24,622	–	2,564	$2,400,356		5.6x	–

(1)	Based on $64.55, the closing price of our common shares on the TSX on March 21, 2025.
(2)	Mr. Knight was appointed to the board effective January 1, 2025 following the resignation of Ms. Crutchfield.

Board composition

Our objective is to assemble a board with the range of skills, expertise and experience it needs to carry out its responsibilities effectively. The composition of the board should strike a balance between the need for experienced directors and deep knowledge of the organization and the importance of board renewal and new perspectives.

The governance and sustainability committee reviews the board profile every year, including the average age, tenure of individual directors and the representation of various areas of expertise, experience and perspectives.

Board diversity

The governance and sustainability committee considers all aspects of diversity, including gender, culture and ethnicity, age, ability and disability, geographic background and other personal characteristics when assessing matters related to board composition and renewal. The board selects the best candidate or candidates based on qualifications and the overall mix of skills and attributes.

Our subsidiary boards represent a mix of White/Caucasian (82%), Black/African American (9%), Hispanic/Latino (3%), Asian (1%), Indigenous/Native American (1%) and people who self-identify with two or more ethnicities (4%). Women represent 45% of the members of our subsidiary boards. Nine Fortis utility operations (73%) have either a female CEO or board chair.

DIVERSITY POLICY

Fortis believes that a board made up of highly qualified individuals from diverse backgrounds promotes better governance and performance.

Our policy states that we will seek to maintain a board in which women and men each represent at least 40% of the independent directors and in which at least two board members self-identify as a visible minority or Indigenous person. Our policy also states that we will consider only candidates who are highly qualified based on their experience, functional expertise, and personal skills and qualities.

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Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Skills and experience

The composition of the board addresses all skills and experience necessary to be highly effective. We use a skills matrix to identify key skills and gaps for the board of a publicly traded electric and gas utility holding company of Fortis' size and geographic footprint.

In addition to the skills and experience in the matrix below, all directors must have a reputation for ethical business conduct and be able to dedicate sufficient time and attention to properly fulfill his or her responsibilities to Fortis.

The matrix gives an overview of the skills and experience of the board based on an annual self-assessment by each director. Directors are asked to identify the areas (up to a maximum of seven) for which they have significant knowledge, experience or training, recognizing that they may have experience in other areas as well. The lack of a mark in a particular area does not necessarily signify a director's lack of qualification or experience in that area. The experience of each of our directors is described more fully in their respective profiles beginning on page 14.

Directors
	Tracey C. Ball	Pierre J. Blouin	Lawrence T. Borgard	Maura J. Clark	Margarita K. Dilley	Julie A. Dobson	Lisa L. Durocher	David G. Hutchens	Gregory E. Knight	Gianna M. Manes	Donald R. Marchand	Jo Mark Zurel (Chair)
SKILLS AND EXPERIENCE
Financial expert meets the criteria of audit committee financial expert set by the SEC												
Governance and risk management compliance processes of a publicly traded company												
Executive compensation has studied executive compensation structures and has overseen the executive compensation function of a large organization												
Utility/Energy has been a senior executive of a public utility or energy company											
Sustainability has led or overseen strategic initiatives related to sustainability, including broad environmental leadership and assessing challenges and opportunities brought about by climate change										
Capital markets has led or overseen a broad range of capital raising transactions												
Technology/Cybersecurity has led or overseen complex technological systems or cybersecurity related functions										
Mergers and acquisitions has led complex M&A transactions												
Government relations/Legal/Regulatory has managed government relationships involving matters of public policy or overseen complex legal or regulatory matters										
International business has experience managing a business across multiple countries												

34	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Assessment and renewal

Assessment

Pursuant to our director governance guidelines, the board carries out an annual assessment of the board, committees and individual directors. The assessment helps the governance and sustainability committee and the board assess overall board performance and the contributions of each director. It also helps identify any skill gaps and opportunities for further director education, which are key areas for developing the board's succession plan and recruiting potential director candidates. The governance and sustainability committee leads the process, as set out in its mandate, together with the chair of the board. The annual board assessment process has four components:

NEW IN 2024

The Fortis board engaged a third-party consultant to review and participate in our 2023 assessment process. The consultant found our board to be effective in discharging its duties and satisfying its role in overseeing the company's operations, and identified several strengths and areas of opportunity for the board to build upon.

1. QUESTIONNAIRE	2. SELF-ASSESSMENT	3. INTERVIEWS	4. BOARD CHAIR ASSESSMENT

Directors provide feedback on, and rate the effectiveness of:

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the board as a whole
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each committee of which they are a member
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the chair of the board
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board and committee processes, and
●
the board-management relationship.
	Directors each complete a self-assessment of their own skills and experience in key areas for serving on our board, which are reviewed by the governance and sustainability committee.	The chair of the board meets privately with each director to solicit peer evaluation and general feedback.

Without the chair of the board present, the chair of the governance and sustainability committee chairs part of a meeting of the board to discuss the chair's performance, which feedback the committee chair subsequently delivers to the chair of the board.

Renewal

The governance and sustainability committee oversees board succession planning, including committee composition, chair and committee chair succession, and the director recruitment and nomination process. The committee regularly reviews succession plans, monitors director attendance and performance, and maintains information about our directors and potential candidates, which may include skills, demographic data, independence assessments, tenure, other board commitments, equity ownership and other relevant information. When appropriate, the committee will use qualified independent external advisors to assist in evaluating candidates.

The candidate search process has three main components:

1. COMPREHENSIVE SEARCH	2. CANDIDATE ASSESSMENT	3. APPROVAL AND NOMINATION

The governance and sustainability committee conducts director candidate searches, often with the assistance of an external consultant or search firm.

The committee considers suggestions from various stakeholders and also looks at our subsidiary boards as a potential source of qualified director candidates.

The committee will only consider candidates who are highly qualified based on their experience, expertise and skills. The committee also gives due consideration to diversity of thought, experiences and perspectives to ensure that a diverse group of candidates is considered.

The committee then reviews the qualifications of each nominee with a view to ensuring the board is competent and fully capable of effectively performing its oversight role in the best interests of Fortis.

The chair of the board and the chair of the governance and sustainability committee meet and interview suitable director candidates.

Potential nominees meet the CEO and the board before the board approves their nomination as a director.

Tenure and term limits

Our director governance guidelines set out director tenure and term limits to help ensure independence, fresh insights and a balance of views. Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72, or have served on the board for 12 years, whichever is earlier. If it is in the best interests of the company, the board may make exceptions to these guidelines if the director has received solid annual performance evaluations, has the necessary skills and experience, and meets the other board policies and legal requirements for board service.

Directors can also serve on the board of one of our subsidiaries and are subject to the term limits of the specific subsidiary. Term limits vary by subsidiary but are generally up to 10 years or until the director turns 72, whichever is earlier.

The board has a guideline of rotating the committee chairs every four years as a good governance practice. The board rotated the chair of the audit committee in 2021, the chair of the human resources committee in 2022 and the chair of the governance and sustainability committee in 2024.

5
2025 Management Information Circular	35

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Director development

The governance and sustainability committee is responsible for oversight of director orientation and continuing education, and reviews current trends and topics against the skills and experiences of directors to develop our director development program (see the board profile on pages 14-19 and skills matrix on page 34).

Orientation and integration

A new nominee may be invited to attend a meeting of the board as an observer prior to their appointment or nomination for election as a director. Once appointed, they also attend in-depth orientation sessions with senior management to review our operations, strategy, financial and risk profile, governance model, culture and key issues. The chair of the board and the chair of the governance and sustainability committee attend these sessions to provide direct insight into the role and functioning of the board and its current priorities, and all members of the board are also invited. A new appointee is also offered one-on-one sessions with the executive management team and additional sessions on topics of their choosing.

Continuing education

All directors are expected to maintain a current understanding of our business, the regulated utility sector, strategic initiatives and energy trends. Directors receive education in a number of ways through our continuing education program, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and emerging trends and issues, and ongoing distribution of relevant information.

The governance and sustainability committee oversees the program and works with management and the chair of the board to determine topics for the year. In 2024 directors received presentations and updates as follows:

MONTH	FORMAT AND LOCATION	DESCRIPTION	ATTENDEES
February	Virtual	The Evolving Governance Landscape and Voting Trends (Ian Robertson, Grant Hughes and Kelly Gorman, Kingsdale Advisors)	All directors
May	In person St. John's, NL	Cybersecurity Training: How Cybersecurity Can Keep Pace With The Energy Transition (David Steele, Jason Green and Kailee Mariner, EY)	All directors
July	In person Toronto, ON	US Outlook, Utility Sector Impacts, Investor Expectations (Seth Carpenter and Jeff Holzschuh, Morgan Stanley)	All directors
September	In person New Paltz, NY	U.S. Election (Tim Alberta, The Atlantic)	All directors
	In person site visit Poughkeepsie, NY	Embracing Disruptions & Opportunities with Central Hudson (Central Hudson)	All directors
December	In person Toronto, ON	Perspective of Sustainability Investors on the Power Sector: Power Demand Forecasts, Clean Power Technologies and Climate Goals (Stephen Byrd and Laura Sanchez Bolanos, Morgan Stanley)	All directors except Ms. Ball

Many of our directors also attend outside courses and seminars that enhance and supplement their knowledge and skills in areas relevant to their role on the board. The following are the outside courses and seminars attended by members of our board in 2024:

●	The Future of Sustainability Reporting with ISSB Standards (Institute of Corporate Directors)
●	World Growth, Inflation and Economic Overview (National Bank of Canada)
●	ESG Designation Program (Competent Boards)
●	Director and Officer Liability for Cyber Attacks (Institute of Corporate Directors)
●	Board Oversight of Artificial Intelligence (Institute of Corporate Directors)
●	Committee Chair Succession (National Association of Corporate Directors)
●	Board's Evolving Role in Climate Governance (Chapter Zero Canada)
●	Geopolitical Risks (Institute of Corporate Directors)
●	CPA Canada National Conference (CPA Canada)
●	The Role of the Audit Committee in Building Trust (Deloitte)
●	Alternative Futures: U.S. Election Outlook (Institute of Corporate Directors)
●	Insights from the 2024 U.S. Spencer Board Index (Spencer Stuart)
●	Geopolitics and the U.S. Election: What Boards Need to Know (Deloitte)
●	Inaugural Canadian Board Retreat (McKinsey / Egon Zehnder)

36	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Director compensation

Director compensation is designed to attract and retain highly qualified people who can carry out the duties and responsibilities of the board.

Our director compensation has two components:

●	a flat fee annual cash retainer, with an additional flat fee annual cash retainer for the chair of each committee
●	equity compensation in the form of deferred share units (DSUs), a notional unit that tracks the value of Fortis shares (see below for more information).

The chair of the board receives a higher flat fee annual cash retainer and a larger equity retainer to reflect the increased scope of responsibilities.

Fees are paid and DSUs are credited quarterly. Directors can choose to receive their cash fee in DSUs. Additionally, directors who meet their share ownership requirement may elect to receive 66% of their DSUs in cash or common shares. Directors do not participate in our stock option plan, employee equity-based incentive plans or pension plans.

Our President and Chief Executive Officer receives executive compensation (see page 50) and does not receive director compensation as a member of the Fortis board.

Director annual cash retainer fees

The governance and sustainability committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests.

The table below shows the 2025 director fee schedule compared to the previous two years.

	2025	(1)	2024	2023
Board chair cash retainer	$225,000		$180,000	$180,000
Board chair equity retainer (received as DSUs)	$275,000		$245,000	$245,000
Director cash retainer	$150,000		$120,000	$120,000
Director equity retainer (received as DSUs)	$150,000		$150,000	$150,000
Audit committee chair	$25,000		$25,000	$25,000
Governance and sustainability committee chair	$25,000		$25,000	$25,000
Human resources committee chair	$25,000		$25,000	$25,000

(1)	Following review, director compensation was increased effective January 1, 2025.

About DSUs

We require our directors to own Fortis equity so they have a vested interest in our future success and to align director and shareholder interests. To assist with this, non-employee directors receive part of their compensation in DSUs.

Each DSU is a notional unit that tracks the value of a Fortis common share and earns dividend equivalents at the same rate as dividends paid on our common shares. Dividend equivalents are credited on the dividend payment date and are reinvested in additional DSUs. DSUs can only be redeemed for cash when the director retires from the board or any other role with Fortis.

Directors who are Canadian residents can redeem their DSUs in up to four instalments until December 15th of the year following retirement. U.S resident directors may elect to redeem their DSUs at a date not later than December 15th of the year following retirement or otherwise redeem them within 90 days after retirement.

DIRECTOR SHARE OWNERSHIP TARGET

Directors must acquire and maintain minimum holdings of common shares or DSUs equivalent to three times the value of their total annual cash and equity retainers within five years of joining the board.

In any year in which a director satisfies the share ownership target, the director may elect to receive 66% of their equity compensation in cash or common shares. The remaining 34% will continue to be paid in DSUs pursuant to the director equity plan.

We calculate the amount of the payment by multiplying the number of DSUs by the volume weighted average trading price of our common shares on the TSX for the five trading days ending on the redemption date. We grant DSUs to directors who are U.S. residents using the volume weighted average trading price of our common shares on the NYSE and make the payment in U.S. dollars.

The director equity plan also allows the board to make discretionary grants of additional DSUs as compensation to directors from time to time under special circumstances.

The table that follows shows the directors' 2024 compensation, including the portion they received as DSUs and the split between the equity grant and amount of the cash retainer they elected to receive as optional DSUs. In 2024, Mr. Borgard, Ms. Durocher and Mr. Marchand elected to receive optional DSUs in lieu of their annual director cash retainer. Also in 2024, Mr. Zurel and Ms. Dilley elected to receive 66% of

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their equity compensation in cash and Ms. Ball, Mr. Blouin and Mr. Borgard elected to receive 66% of their equity compensation in common shares, with the remaining 34% paid in DSUs pursuant to the director equity plan.

	2024 Total	% received as DSUs	Breakdown of DSU grant
	compensation	(excludes reinvested dividends)	Equity component	Optional DSUs
Tracey C. Ball	$475,989	11%	100%	0%
Pierre J. Blouin	$349,881	15%	100%	0%
Lawrence T. Borgard	$366,009	59%	24%	76%
Maura J. Clark	$415,853	36%	100%	0%
Lisa Crutchfield(1)	$328,409	46%	100%	0%
Margarita K. Dilley	$536,534	10%	100%	0%
Julie A. Dobson	$390,373	38%	100%	0%
Lisa L. Durocher	$307,196	88%	56%	44%
Gianna M. Manes	$376,270	40%	100%	0%
Donald R. Marchand	$284,498	95%	56%	44%
Jo Mark Zurel	$485,436	17%	100%	0%
Total	$4,316,448

(1) Ms. Crutchfield resigned from the board effective December 31, 2024.

On January 1, 2025, we granted the directors' equity retainers for the first quarter of 2025: 389 DSUs to the chair of the board, who elected to receive 66% of equity compensation in cash, and 625 DSUs to each Canadian and U.S. resident non-management director except for those who elected to receive 66% of equity compensation in either common shares or cash and therefore were granted 212 DSUs.

DSUs were granted at a price of $60.04, the volume weighted average trading price of our common shares on the TSX for the previous five days, and US$41.71, the volume weighted average trading price of our common shares on the NYSE for the previous five days, for each Canadian and U.S. resident director, respectively. In accordance with their elections, Ms. Ball, Mr. Blouin and Ms. Dobson received 66% of their equity compensation in common shares and Mr. Borgard, Ms. Dilley, Ms. Manes and Mr. Zurel received 66% of their equity compensation as a cash payment.

In addition, Ms. Durocher and Mr. Marchand received optional DSUs in lieu of their annual director cash retainer on January 1, 2025, equivalent to 625 DSUs each.

Communicating with the board

The board supports regular, open and constructive dialogue with shareholders. Shareholders, employees and others can communicate directly with the board, including the committee chairs, at any time by contacting the chair of the board.

We held our inaugural board-shareholder meeting in 2017 and followed with a second meeting in 2018. The board continues to host board-shareholder meetings every two years and most recently in 2024.

The chair reviews meeting requests in consultation with the President and CEO and the CLO. The chair of the board will always try to respond in a timely manner with support from the CLO.

Any meetings with shareholders or other stakeholders must be in accordance with our shareholder engagement policy and disclosure policy

CONTACT THE CHAIR OF THE BOARD Fortis Inc. Fortis Place, Suite 1100 5 Springdale Street, PO Box 8837 St. John's, NL A1B 3T2 Canada

Tel: Fax: Email:	709.737.2800 709.737.5307 jzurel@fortisinc.com

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3. Executive Compensation

Our executive compensation program is designed to support our strategy and vision. We make sure pay is competitive to attract and retain top talent and reward our executives for performance.

We begin this section with a message from the chair of the human resources committee about the key activities in 2024 and decisions about executive pay. The human resources committee has reviewed and approved the compensation discussion and analysis that follows.

WHERE TO FIND IT

39  Message from the chair of the human resources committee

42  Compensation discussion and analysis

42  Compensation strategy

42  Compensation governance

47  Compensation design and decision-making

50  2024 Executive compensation

67  Share performance and cost of management

72  Compensation details

Message from the Chair of the Human Resources Committee

Dear fellow shareholders,

The human resources committee is responsible for ensuring that Fortis has a sound compensation policy where executive pay is linked to performance, competitive with the market, and aligns with shareholder interests and with Fortis' corporate strategy.

The executive compensation program is designed to attract and retain highly qualified executives and motivate them to deliver strong absolute and relative business performance, and strong individual performance without inappropriate risk-taking. We target executive pay at approximately the median of the market with a compensation mix balanced for short- and long-term results. Payouts are capped to minimize and discourage excessive risk-taking and EPS is the key financial performance measure used in our annual incentive and long-term PSU awards. EPS is a strong measure of performance and a commonly used metric in the utility industry.

Pay for performance

Fortis executed well on its business and strategic priorities in 2024 (see the Message to shareholders beginning on page 2).

Corporate performance, accounting for 70% to 90% of the executives' annual incentive, was assessed at a factor of 133.6% for 2024. This result reflects above target EPS performance and strong safety and reliability results. Corporate performance combined with a lesser weighted individual performance, produced an average 2024 annual incentive result at 133.1% of target for our five named executives (see the discussion beginning on page 51).

PSUs granted in 2022 vested on January 1, 2025 at 118% of target (see pages 63 and 64). The outcome reflects a strong cumulative EPS result compared to target EPS, combined with below target performance for relative TSR, and below threshold outcome on our carbon emissions reduction measure over the three-year period. While TSR relative to peers was below target, we delivered TSR of 11.3% over the three-year period. We also achieved a decrease in emissions over the three-year period; however, emissions were higher relative to our 2022 target.

Compensation governance

The committee conducts regular formal reviews of the executive compensation program, with some aspects reviewed annually while others are reviewed periodically (see pages 43 and 44), and stays informed of market practices. It also oversees diversity and inclusion, talent management and succession planning and monitors Fortis' progress in these areas (see pages 23 and 28).

In 2024, the committee's independent compensation consultant conducted a comprehensive risk assessment of Fortis' executive compensation program and concluded that Fortis has a responsible and effective approach to risk management and executive compensation governance (see page 44).

New in 2024

As disclosed in our 2024 management information circular, we adopted a new omnibus equity plan (Omnibus Plan), effective January 1, 2024, which replaced the Fortis 2020 RSU plan, the Fortis 2015 PSU plan and applicable subsidiary share unit plans for purposes of executive equity-based compensation (collectively, the Predecessor Plans). The Omnibus Plan does not represent a substantive change in Fortis' executive compensation policy or practices but rather makes administration of existing policies and practices easier (see page 76 for further detail on the Omnibus Plan).

The committee also approved several compensation program changes for 2024. For the annual incentive, the key changes included: (i) introduction of a funds from operations to debt ratio, to replace the cash flow measure; (ii) new climate and employee engagement

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performance measures included in the sustainability and people category; (iii) update to the target setting approach for safety and reliability measures to recognize our historical performance and the performance of our peers; and (iv) an increase in the corporate performance weighting for the Senior Vice President (SVP), Capital Markets and Business Development from 70% to 90%, with a corresponding decrease in the individual performance weighting. A new performance peer group, to measure our total shareholder return relative to peer median performance under the 2024 PSU award, was approved by the committee in 2023. The new performance peer group has increased Canadian representation. You can read about these and other changes in detail on page 45.

New in 2025

The Committee approved several changes to the annual incentive plan effective for 2025. A new customer satisfaction measure, weighted at 5%, has been added and the all-injury frequency rate, currently used to measure safety, has been replaced with a total recordable incident rate and an injury severity measure, each equally weighted at 7.5%. Additionally, the corporate performance weighting of the annual incentive for the EVP, Operations and Technology has been increased to 90%, consistent with the other named executives, eliminating the previous 20% weighting allocated to subsidiary performance. The Committee also approved a change to a performance measure applicable for the 2025 PSU award. The previous carbon reduction performance measure is replaced with a climate-related performance measure. The new measure focuses on actions and outcomes that support climate adaptation and mitigation and reduction of GHG emissions that will support Fortis' goals to reduce GHG emissions 50% by 2030 and 75% by 2035, relative to 2019. Changes to the 2025 annual incentive and the 2025 PSU award are detailed on page 49.

Leadership Transition

The committee is responsible for human resources planning, including the development and succession of senior management which is reviewed regularly by the board to ensure there is a pipeline of qualified talent and orderly succession of critical roles.

Effective January 1, 2025, Stuart Lochray, formerly SVP, Capital Markets and Business Development, was appointed Executive Vice President (EVP), Strategy and Business Development. This appointment supports our continued focus on strategy development and long-term business growth opportunities. Mr. Lochray also assumed responsibility for the enterprise-wide innovation strategy. In conjunction with this appointment, effective January 1, 2025, Gary Smith was made EVP, Operations and Technology.

Shareholder feedback

We appreciate shareholder input and are committed to engaging regularly with our shareholders. Shareholders will have the opportunity to have their say on executive pay at our 2025 annual meeting. We hold this advisory vote every year to receive shareholder feedback on this important matter and we continue to be encouraged by the favourable results. Last year 92.25% of votes cast were in favour of our approach to executive compensation.

On behalf of the committee, I encourage you to read the compensation discussion and analysis beginning on page 42 before you vote your shares. We look forward to receiving your feedback.

Sincerely,

Julie A. Dobson

Chair, Human Resources Committee

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Our 2024 named executives

David G. Hutchens | President and Chief Executive Officer (President and CEO)

Mr. Hutchens was appointed President and Chief Executive Officer of Fortis effective January 1, 2021. His career in the energy sector spans more than 25 years, having held a variety of positions at Fortis’ electric and gas utilities in Arizona as well as with Fortis. Mr. Hutchens was most recently Chief Operating Officer of Fortis as well as Chief Executive Officer of UNS Energy Corporation in Arizona. Prior to that, he was Executive Vice President of Western Utility Operations of Fortis while also maintaining his responsibilities as President and CEO of UNS Energy Corporation. Mr. Hutchens holds a Bachelor of Aerospace Engineering and a MBA from the University of Arizona, and is a former nuclear submarine officer in the U.S. Navy. Mr. Hutchens serves on the boards of ITC Holdings and FortisBC.

Jocelyn H. Perry | Executive Vice President, Chief Financial Officer (EVP, CFO)

Ms. Perry was appointed EVP, CFO on June 1, 2018, and is responsible for our financial strategy, financial reporting and investor relations strategy. Prior to her appointment she worked at Newfoundland Power for 13 years in a variety of capacities, including CFO, Chief Operating Officer and lastly as President and CEO. Ms. Perry was Director of Finance at Fortis in the early 2000s, and previously served in other financial capacities in the private sector. She is a Fellow Chartered Professional Accountant (2018), completed a Bachelor of Commerce (Honours) at Memorial University of Newfoundland and received her Chartered Accountant designation in 1995. Ms. Perry has significant board experience and currently serves on the boards of Solace Power and Fortis utilities UNS Energy and ITC Holdings. She is also the Chair of Advantage St. John's. An active supporter of many community causes, Ms. Perry is a board member of Shorefast and has previously served as Chair of the Health Care Foundation.

James R. Reid | Executive Vice President, Sustainability and Chief Legal Officer (EVP, Sustainability and CLO)
Mr. Reid joined Fortis on March 5, 2018 as EVP, Chief Legal Officer and Corporate Secretary and was appointed to his current role on July 1, 2022. In addition to legal and governance matters, he oversees sustainability, government relations, talent management, and communications. Mr. Reid was previously a partner with Davies Ward Phillips & Vineberg LLP in Toronto where his practice focused on cross-border M&A, capital markets, and corporate governance. He earned a Bachelor of Laws from the Peter A. Allard School of Law, University of British Columbia, and Bachelor of Arts (Political Science) from McGill University in Montreal. He speaks regularly on the clean energy transition, First Nations relationships, and the role of corporate purpose. Mr. Reid was an adjunct professor at Osgoode Hall Law School in Toronto for 10 years, teaching the Advanced Business Law Workshop in corporate finance. He was also an original member of the Dean's Advisory Committee for the Centre for Business Law at the University of British Columbia, serving until 2020. Mr. Reid serves on the boards of Central Hudson, FortisBC and Wataynikaneyap Power PM.

Mr. Reid recently received Canada's Clean50 and Clean16 awards for his climate and sustainability leadership.

Gary J. Smith | Executive Vice President, Operations and Technology (EVP, Operations and Technology) (effective January 1, 2025)|Executive Vice President, Operations and Innovation (EVP, Operations and Innovation)  (January 1, 2022 to December 31, 2024)

Mr. Smith has held a number of senior leadership positions with the Fortis Group throughout his 40-year tenure including EVP, Eastern Canadian and Caribbean Operations of Fortis Inc.; President and CEO of Newfoundland Power; Vice President of Customer Operations and Engineering of Newfoundland Power; and Vice President of Operations and Engineering of FortisAlberta. He holds a Bachelor of Engineering (Electrical) from Memorial University of Newfoundland and has completed the Finance for Senior Executives Program at Harvard Business School. Mr. Smith serves on the boards of FortisAlberta, FortisOntario, UNS Energy, Caribbean Utilities, FortisTCI and Fortis Belize. He is also Chair of the board of directors of Wataynikaneyap Power PM. He serves on the board of Junior Achievement Canada, and is Chair of its Canadian Business Hall of Fame Governance Committee and as a member of the Dean's Advisory Committee to the Faculty of Engineering and Applied Science at Memorial University. Mr. Smith is a former director of the Canadian Electricity Association and was elected as a Fellow of the Canadian Academy of Engineering in 2021. He is a member of the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador and the Steering Committee on Power Engineering for the Canadian Standards Association.

Stuart I. Lochray | Executive Vice President, Strategy and Business Development (EVP, Strategy and Business Development) (effective January 1, 2025) | Senior Vice President, Capital Markets and Business Development (SVP, Capital Markets and Business Development) (September 8, 2021 to December 31, 2024)

Prior to joining the Fortis team in September 2021, Mr. Lochray held various positions with Scotiabank, most recently serving as Managing Director and Head, U.S. Corporate and Investment Banking in Houston, Texas where he led and managed over 225 professionals throughout Corporate and Investment Banking, Equity Capital Markets and Global Business Payments. Mr. Lochray has also served as Managing Director in various other areas of investment banking with a focus on the power and utilities sector. Mr. Lochray holds a Master of Engineering and a MBA and his career has spanned North America and the United Kingdom, as well as Pakistan. Mr. Lochray currently serves on the board of FortisAlberta and Caribbean Utilities.

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Compensation discussion and analysis

Compensation strategy

Fortis is a leader in the regulated gas and electric utility industry in North America.

Our executive compensation program is linked to performance and is competitive with the market. It is designed so we can attract and retain top talent and appropriately reward our executives for performance and their contribution. The program design is based on six core principles:

1 MOTIVATE	2 ATTRACT	3 BALANCE	4 MITIGATE	5 ALIGN	6 KEEP
executives to achieve strong business and individual performance	and retain highly qualified executives	executive compensation for short-term and long-term results	potential risks inherent in the compensation structure	the interests of executives and stakeholders	the compensation program simple to administer and communicate

Compensation governance

The human resources committee assists the board on human resources policies and executive compensation and oversees compensation risk.

Qualified and experienced committee

The committee is made up of qualified directors with senior executive experience and a history of direct operational or functional oversight of executive compensation at large organizations similar in complexity to Fortis.

Average board tenure of committee members: 7.5 years
Directors
	Pierre J. Blouin	Lawrence T. Borgard	Maura J. Clark	Margarita K. Dilley	Julie A. Dobson (Chair)	Lisa L. Durocher	Gianna M. Manes	Jo Mark Zurel
SKILLS AND EXPERIENCE
Utility/Energy							
Executive compensation								
Governance and risk management								
Senior executive experience								

Independent advice

The committee receives third party advice and special expertise from external advisors to help it carry out its duties. Southlea Group was appointed as the primary independent compensation consultant in May 2022 after a RFP process.

The committee also engages Korn Ferry periodically to provide job evaluation services and market compensation data, and Willis Towers Watson (WTW) periodically for other consulting services. In addition, Mercer provides the committee with general pension consulting and actuarial advice and HUB International provides benefits consulting.

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Southlea Group provided the following services to the committee in 2024:

●	provided ongoing advice on executive and compensation matters, including strategic design decisions
●	completed an evaluation of the composition of the compensation comparator group and the PSU performance peer group
●	benchmarked the competitiveness of target compensation for the CEO and senior executive roles
●	delivered market trends updates in executive compensation design and governance
●	conducted a comprehensive executive compensation risk assessment.

The table below shows the fees we paid to external compensation consultants in the last two years:

	Executive compensation
	related fees		All other fees (1)
	2024	2023	2024	2023
Southlea Group	$233,083	$232,460	$25,000	$51,500

Executive compensation, including a compensation review and executive benchmarking, executive compensation risk assessment, strategic compensation research and analysis, market trends update and director compensation review

Korn Ferry	$30,347	$55,848	–	–
Job evaluation, compensation data and executive benchmarking for VP roles
Mercer	$132,154	$117,314	–	–
Pension consulting
WTW	–	–	$15,000	$32,369
Other consulting services
HUB International	$20,000	–	$2,800	–
Benefits consulting

(1)	Includes director compensation and other consulting services.

The human resources committee acts in Fortis' best interests. It uses its own judgment when making decisions, and is not bound by the input, advice and/or recommendations provided by the external consultants.

The committee does not require management's approval to use external consultants, and the committee is informed when management uses the consultants.

Our subsidiaries follow our business model and executive compensation principles but operate on a substantially autonomous basis from Fortis. The committee does not pre-approve consulting services to be provided to a subsidiary as long as the scope of work is consistent with the parameters of our policy on engaging consultants. In 2024, our subsidiaries engaged three of the above advisors and paid a total of $1,995,731 to WTW, $899,164 to Mercer and $118,052 to Korn Ferry for pension, actuarial, executive and non-executive compensation consulting services. In 2024, our U.S. subsidiaries also paid a total of $246,248 to FW Cook to complete an executive compensation risk assessment, provide a review of market trends and incentive plan design and to benchmark the competitiveness of target compensation for senior executive roles.

The committee considered and confirmed the independence of the advisory team prior to appointing Southlea Group as its independent advisor and continues to assess the independence of consultants on an ongoing basis.

Compensation risk

Our operating businesses are highly regulated and managing our financial and business risks is one of our primary objectives.

The human resources committee uses a six-point plan to manage compensation risk on behalf of the board:

1 FORMAL REVIEWS	2 EQUITY-BASED COMPENSATION	3 INCENTIVE PLAN DESIGN	4 SHARE OWNERSHIP REQUIREMENTS	5 GOVERNANCE POLICIES	6 USE OF DISCRETION

1. Formal reviews

The committee reviews compensation annually to ensure competitive positioning is consistent with our compensation philosophy. In addition, the committee conducts more comprehensive reviews as required to ensure our compensation program and practices remain effective and competitive with the market, and to mitigate perceived risks at Fortis and our subsidiaries.

Annual review

The annual review focuses on three areas:

●	updating benchmarking of our pay levels
●	determining incentive compensation for the prior year
●	setting target incentive awards for the coming year in the context of shareholder interests.

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The committee also establishes the performance bands for the annual incentive and PSU awards in the context of challenges, opportunities and risks expected during the relevant period.

Periodic reviews

The committee periodically performs detailed assessments of specific aspects of Fortis' executive compensation program. These reviews tend to occur when there are changes in strategy or industry market practice. Areas of focus generally include:

●	a relative valuation of roles
●	an assessment of any newly established executive positions
●	the comparator group for relevance and appropriateness
●	the compensation mix
●	annual and long-term incentive plan designs and performance measurement
●	compensation risk
●	other policies and provisions.

Compensation risk assessment

In 2024, the committee engaged Southlea Group to conduct a comprehensive compensation risk assessment, which is completed every three years. The last formal risk assessment was completed in 2021, with annual updates performed in 2022 and 2023. Southlea concluded that Fortis has a responsible and effective approach to risk management and executive compensation governance. There were no risks identified with respect to Fortis' executive compensation policies and practices that would be reasonably likely to have a material adverse effect on the company.

Compensation review

Southlea Group provided input to compensation reviews to ensure our compensation program aligns with our strategy and to compare our compensation policies to market practice. You can read about the changes implemented in 2024 beginning on page 45. We are also implementing some program changes in 2025, which are summarized on page 49. Details will be provided in our 2026 management information circular.

2. Equity-based compensation

A significant portion of executive pay is deferred and granted as PSUs and RSUs. These vest over the long term to align more closely with shareholder interests and to mitigate risk. See page 59 to read about our long-term incentive plans.

3. Incentive plan design

Our incentive plans cover varying performance periods to motivate the executive team to achieve strong, sustained performance. We use multiple performance factors to provide a balanced and broad perspective of performance assessment and to align the interests of executives and shareholders.

●	The annual incentive links pay to performance by establishing measures that support the achievement of the business plan and motivate management to attain key objectives. Corporate performance targets are set with reference to our business plan and include a core weighting on EPS performance. The human resources committee compares actual performance to the annual objectives when determining the annual incentive awards. If the minimum level of performance for a performance factor is not met, the payout is zero. The maximum opportunity under the annual incentive plan, including any use of discretion by the board, is 200% of target. The board has full discretion over the annual incentive plan and can decide not to grant an annual bonus to a named executive if individual performance is judged to be unsatisfactory, even if corporate performance thresholds are met, or can increase an annual bonus during a period of exceptional challenges or opportunities.

For 2024, our corporate targets under the annual incentive included two financial measures – EPS and a funds from operations (FFO) to debt ratio – which combined accounted for 60% of the corporate performance assessment. A sustainability and people performance category, including safety, reliability and other measures, accounted for the remaining 40%.

●	PSUs link pay directly to performance against pre-established measures – cumulative earnings per common share, TSR relative to our peers, and carbon emission reductions beginning in 2022. If the minimum level of performance for a performance factor is not met, the payout is zero. Consistent with the annual incentive, maximum performance is capped at 200% of target. The committee can cancel the payout if our long-term credit rating is below BBB (as designated by Standard & Poor's (S&P)) at the end of the three-year performance period. Beginning with the 2024 grant, PSUs are settled in cash or Fortis common shares. Previous grants are settled only in cash.
●	RSUs are tied to the price of our common shares, thereby aligning the interests of management and shareholders. RSUs can be settled in cash or Fortis common shares.

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●	Stock options were awarded to Canadian-resident named executives and other members of senior management prior to 2022 to motivate and retain senior talent and to reward significant performance achievements. In 2022, we stopped granting stock option awards to Canadian executives, harmonizing the long-term incentive for Canadian and U.S. executives.

The human resources committee may make appropriate quantitative and qualitative adjustments when evaluating performance for incentive awards to normalize results for uncontrollable events or special circumstances.

The committee administers all of our incentive plans, which you can read about in more detail beginning on page 47.

NEW IN 2024

Annual incentive

●
Introduced a FFO to debt ratio, weighted at 10%, to replace the cash flow measure and introduced new climate and employee engagement performance measures in the sustainability and people category, with no change to the total 40% weighting of this category. The sustainability and people category also includes safety and reliability measures
●Changed the target setting approach for safety and reliability measures to recognize historical performance and peer performance
●Adjusted the corporate performance weighting for the SVP, Capital Markets and Business Development from 70% to 90%

Further information about the program changes implemented for 2024, is detailed beginning at page 54.

Long-term incentive – PSUs

●
Updated our TSR performance peer group for 2024 to include two additional Canadian energy companies and remove four U.S. utility companies, increasing the Canadian representation of the group from 12% to approximately 22%. See page 61 for further information.

Omnibus Plan

Beginning in 2024, PSU and RSU grants were awarded under the Omnibus Plan. PSUs and RSUs awarded under the Omnibus Plan may be settled 100% in cash or Fortis common shares issued from treasury. You can read more about the Omnibus Plan beginning on page 76.

4. Share ownership requirements

We require our executives to own equity in Fortis to align their interests with our shareholders. Executives can count Fortis common shares they own directly or indirectly, and any RSUs they hold. Share ownership requirements increase by executive level. Executives must meet their minimum requirement within five years of being appointed to their position and maintain compliance while in the position.

All of the named executives met their share ownership requirement on December 31, 2024, using the ownership level on December 31, multiplied by the volume weighted average trading price of Fortis common shares on the TSX for the five trading days ending December 31.

The table below shows the share ownership details for each named executive as at March 21, 2025. We used their annual base salary at December 31, 2024 and $64.55, the closing price of our common shares on the TSX on March 21, 2025, to determine the market value of their shareholdings and compliance as of the date of this circular.

	Share ownership				Meets requirement/
	requirement				ownership (as a
	(as a multiple	Shares owned	RSUs owned	Total shares and RSUs	multiple of
	of base salary)	(#/$)	(#/$)	(#/$)	base salary)
David Hutchens	6x	139,968/$9,034,934	128,098/$8,268,726	268,066/$17,303,660	yes (10.1x)
President and CEO
Jocelyn Perry	3x	59,429/$3,836,142	24,588/$1,587,155	84,017/$5,423,297	yes (7.2x)
EVP, CFO
James Reid	3x	37,064/$2,392,481	20,576/$1,328,181	57,640/$3,720,662	yes (5.1x)
EVP, Sustainability and CLO
Gary Smith	3x	43,959/$2,837,553	20,576/$1,328,181	64,535/$4,165,734	yes (5.7x)
EVP, Operations and Technology
Stuart Lochray (1)	3x	20,642/$1,332,441	14,002/$903,829	34,644/$2,236,270	yes (3.8x)
EVP, Strategy and Business Development

(1)	Mr. Lochray was appointed EVP, Strategy and Business Development, effective January 1, 2025, resulting in an increase in the share ownership requirement from 1x to 3x base salary.

An executive who does not comply with the share ownership policy may not receive grants of long-term incentive awards for one year or until they are in compliance with the requirements, whichever is later. If the requirements pose hardship because of extenuating circumstances, the executive can make a request to the CEO who will review with the chair of the human resources committee and discuss the possibility of an alternate plan that balances the goals of the policy and the executive's circumstances. If the situation involves the CEO,

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the request is made to the committee chair who will discuss the matter with the committee and make an appropriate decision. No requests were made in 2024.

Post-retirement equity commitment

When an executive retires, they maintain an equity interest in Fortis through their holdings in PSUs, RSUs (beginning with grants in 2023) and stock options (as applicable). Upon retirement, all PSUs held by the executive continue to vest in accordance with the normal schedule based on performance, relative to pre-established criteria, during the relevant period. RSUs granted in 2023 and later will continue to vest in accordance with the normal schedule.

5. Governance policies

We operate in a highly regulated business. Regulators review aspects of our compensation practices relevant to customer rates. We have also adopted policies to mitigate risk and as part of good governance.

Anti-hedging policy and trading restrictions

We prohibit directors, executive officers and employees from hedging against a decline in the market value of their equity-based compensation, and conducting short sales, calls and puts of any Fortis securities. Executive officers are also prohibited from receiving a loan from Fortis for the purchase of shares, and from pledging their shares as security. In certain circumstances, the board may grant an exception to allow shares to be pledged as security in accordance with our insider trading policy. No exceptions were granted in 2024.

Directors, officers and employees are also prohibited from trading Fortis securities during our trading blackout periods. Directors and officers must first pre-clear purchases or sales of Fortis securities with the EVP, CFO or the EVP, Sustainability and CLO. The same also applies if an officer wants to exercise stock options.

Executives who have received stock options cannot pledge, hypothecate, charge, transfer or assign them, otherwise the options will become null and void.

Clawback policy

Effective October 2, 2023, we adopted an updated executive compensation clawback policy aligned with Sarbanes Oxley (SOX) and the requirements of the SEC and NYSE.

The Fortis executive compensation clawback policy applies SEC and NYSE clawback rules on a mandatory basis to specified Fortis executives and on a discretionary basis for all other Fortis executives. Clawback is triggered by an accounting restatement due to material non-compliance with any financial reporting requirement under securities law, and covers a period of three fiscal years preceding the date that Fortis is required to prepare an accounting restatement. The board shall promptly recoup the amount of incentive-based compensation granted, earned or vested based wholly or in part on the attainment of a financial reporting measure that exceeds the amount of incentive-based compensation that would have been received had the incentive-based compensation been determined based on the restated financial statements.

SOX clawback requirements apply to all Fortis executives. In the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable laws, or in the event of fraud, gross negligence or intentional misconduct by an executive, whether or not such conduct gives rise to a restatement, the board may determine to recoup compensation, require repayment of, or cancel any compensation linked to the financial or share performance of Fortis paid, awarded or granted to any executive and any profits realized from the sale of Fortis securities by an executive, in each case in respect of the 12-month period following the first public issuance or filing of the financial results that are subject of the restatement or any event of fraud, gross negligence or intentional misconduct.

6. Use of discretion

Both the human resources committee and the board can exercise discretion when making executive compensation decisions, including the vesting of equity awards in special circumstances. The board reviews the compensation recommendations of the human resources committee before it makes its final decisions on executive pay.

The board can use its discretion to adjust the calculated amounts of the plan formulas up or down based on its assessment of the risk assumed to generate the financial and sustainability and people results, circumstances that may have influenced individual or corporate performance and any external factors that may have had an impact on performance. Any use of discretion to increase a payout under the incentive plans is limited to a maximum opportunity of 200%.

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Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Compensation design and decision-making

Compensation structure

Our executive compensation program is designed to support our corporate strategy, pay for performance and be competitive with the market. We believe in transparency and keeping the program easy to administer.

Compensation is structured in three categories to reward executives for performance over different time horizons: short term, long term and full career. This ensures executives are focused on both short- and long-term objectives.

Our compensation program is designed to attract and retain highly qualified executives and motivate strong business performance. Our program emphasizes longer-term performance based on measures aligned with shareholder interests and market practice.

The graph to the right shows the 2024 compensation mix for the President and CEO. The compensation disclosed for full-career performance represents the annual company contributions to a deferred compensation plan (See page 66).

The compensation structure for the President and CEO and other named executives is summarized in the table below.

Current year performance	Annual base salary	● Fixed level of compensation based on role, competitive with the market
Annual incentive (At risk) (See page 51)
●
Cash bonus based on corporate and individual performance against pre-determined targets
●
Motivates executives to achieve strong annual business performance and align executive and shareholder interests

Long-term performance 75% PSUs 25% RSUs	Performance share units (PSUs) (At risk) (See page 59)
●
Equity-based incentive for strong future performance and alignment of executive and shareholder interests
●
Vest at the end of three years based on absolute and relative performance. PSUs granted prior to 2024 are settled in cash based on our share price; PSUs granted on or after January 1, 2024 may be settled in cash or Fortis common shares issued from treasury. See Omnibus Plan beginning on page 76
●
Earn additional PSUs as dividend equivalents for dividends paid on our common shares during the performance period

Restricted share units (RSUs) (At risk) (See page 60)
●
Equity-based incentive associated with ongoing executive service, supporting long-term growth and alignment of executive and shareholder interests
●
Vest at the end of three years based on our share price. RSUs granted prior to January 1, 2024, may be settled in cash or Fortis common shares purchased on the TSX or NYSE, except if an executive is continuing to work towards meeting their share ownership requirement. RSUs granted on or after January 1, 2024 may be settled in cash or Fortis common shares issued from treasury. See Omnibus Plan beginning on page 76
●
Earn additional RSUs as dividend equivalents for dividends paid on our common shares during the performance period

Full-career performance	Employee share purchase plan (ESPP) (See page 64)
●
Employee plan that encourages share ownership
●
Executives can participate in the plan under the same terms and conditions as other employees, except they are prohibited from receiving employee loans from Fortis to purchase shares

	Retirement benefits (See pages 66 and 81)	● Various retirement arrangements, including RRSP, 401(k), defined benefit, supplemental retirement and deferred compensation plans

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compensation decision-making

benchmarking to the median

We benchmark our compensation annually to monitor market trends and to make sure we pay competitively. We target executive compensation at approximately the median of the market.

Our compensation advisors provide comparative analysis of pay levels and practices of our compensation peer group and make recommendations based on pay competitiveness, emerging trends and best practices. For the CEO and other named executives, the human resources committee reviews the information and recommends any compensation adjustments to the board. There were no changes to the compensation comparator group for 2024.

The North American comparator group includes a mix of Canadian and U.S. utilities and a more select list of companies in related industries in Canada as shown in the image to the right. All 20 companies in the group are publicly traded and are similar in size to Fortis based on revenue, market capitalization and total assets. Fortis ranks near the 50th percentile of the compensation comparator group.

For compensation benchmarking, we treat the U.S. dollar compensation values at par.

For other Fortis executives, we use a comparator group based on a 50/50 blended market consisting of data from the Korn Ferry Canadian commercial industrial market and the WTW U.S. Energy Services Executive Compensation Survey.

determining the compensation mix

Total direct compensation for the named executives includes compensation for the current year and compensation for long-term performance. We set the target mix based on our benchmarking results and the level of the executive. A significant portion of their compensation is at risk and received as incentive awards. At-risk pay is highest for the President and CEO and the amount of at-risk compensation realized varies from year to year based on corporate and individual performance. The value of at-risk compensation is not guaranteed.

The graph to the right shows the actual 2024 compensation mix for each named executive. See 2024 executive compensation on page 50 for details.

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setting performance targets

Corporate, subsidiary (as applicable) and individual performance objectives are set for the annual incentive after the business plan has been approved by the board.

The President and CEO proposes corporate performance targets to the human resources committee which are challenging, yet fair, and consider the business plan without encouraging excessive risk-taking. Targets are reviewed in the context of alignment with shareholder interests, general economic factors and business conditions, anticipated regulatory proceedings and the relative contribution to earnings of the business segments when determining the corporate performance targets.

Utility regulatory decisions, foreign exchange, general economic factors and the relative earnings mix between regulated and non-regulated activities can affect earnings growth from year to year. The committee considers past performance and pay outcomes based on different performance scenarios, and may consult with external consultants before recommending the incentive plan targets to the board for approval.

Our named executives also have individual performance objectives that are reviewed and approved by the committee and the board. The objectives support the business plan and our strategic priorities. The committee also establishes performance targets for the PSU awards with reference to the business plan and our long-term strategy.

Performance objectives for Fortis subsidiaries are assessed and approved by the board of the relevant subsidiary.

assessing performance and determining compensation awards

At the end of the year, the human resources committee assesses corporate and individual performance against the pre-determined annual incentive targets and objectives.

The committee reviews actual corporate performance against the annual objectives, as well as appropriate quantitative and qualitative adjustments to normalize for uncontrollable events or special circumstances, and recommends the annual incentive awards to the board for approval.

The committee recommends any salary adjustments for the named executives to the board, approves grants of long-term incentive awards and approves the performance assessment for vested PSU awards and the related payout.

using discretion

Both the human resources committee and the board can exercise discretion when reviewing performance and determining the incentive awards.

2025 PROGRAM CHANGES

We are implementing a number of changes to our compensation program in 2025 to support our company strategy and good governance.

Annual incentive

●
New measures in the sustainability and climate, and employee engagement categories, weighted at 5% each, and the introduction of a new customer satisfaction measure, also weighted at 5%. There is no change to the total 40% weighting of the sustainability and people category, which also includes safety and reliability measures.
●
Change in the metric used to measure safety from the all-injury frequency rate (AIFR) to the total recordable incident rate (TRIR), and incorporation of a new measure for injury severity.
●
An increase in the corporate performance weighting for the EVP, Operations and Technology from 70% to 90%, and elimination of the 20% previously allocated to subsidiary performance; this aligns all EVPs with the same corporate and individual weightings.

Long-term incentive – PSUs

●
Change to the previous carbon emissions reduction performance measure for the 2025 PSU award. The new climate-related performance measure focuses on actions and outcomes that support climate adaptation and mitigation and reduction of GHG emissions that will support Fortis' goals to reduce emissions 50% by 2030 and 75% by 2035, relative to 2019.

Further details will be provided in our 2026 management information circular.

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2024 Executive compensation

Total direct compensation

We provide a comprehensive compensation package that links our overall corporate strategy and rewards corporate and individual performance.

Our strategy leverages our operating model, geographic and regulatory diversity, operating expertise, reputation and financial strength to drive sustainable growth and deliver a cleaner energy future.

We have identified eight key strategic initiatives to achieve the growth that our shareholders expect:

1.	Maintain strong regulatory relationships
2.	Provide safe and reliable service
3.	Execute our capital investment plan
4.	Advancing our cleaner energy transition and climate strategies by focusing on decarbonization, resiliency and adaptation
5.	Adopt technologies and innovations to strengthen system resiliency and security
6.	Focus on our people and a culture of engagement and inclusion
7.	Strengthen our focus on our customers and the communities we serve
8.	Maintain investment-grade credit ratings.

Fortis continues to deliver value to its shareholders through the execution of key priorities and continued dividend growth. We discuss the alignment of shareholder value and executive compensation in more detail beginning on page 67.

The table below shows the breakdown of 2024 total direct compensation for the named executives. Note that the value of the PSUs and RSUs is not guaranteed and reflects the grant value on January 1, 2024. You can read more about our incentive plans beginning on page 51.

			Annual		Performance		Restricted			At-risk
	Base salary		incentive		share units		share units		Total	portion
David Hutchens	$1,712,625	(1)	$2,863,509	(1)	$6,819,656	(2)	$2,273,219	(2)	$13,669,009	87%
President and CEO
Jocelyn Perry	$750,000		$799,000		$1,293,750		$431,250		$3,274,000	77%
EVP, CFO
James Reid	$730,000		$787,000		$1,095,000		$365,000		$2,977,000	75%
EVP, Sustainability and CLO
Gary Smith	$730,000		$767,000		$1,095,000		$365,000		$2,957,000	75%
EVP, Operations and Innovation
Stuart Lochray	$595,000		$474,000		$714,000		$238,000		$2,021,000	71%
SVP, Capital Markets and Business Development

(1)	Mr. Hutchens is a U.S. resident and his salary and annual incentive have been converted from U.S. dollars to Canadian dollars using the 2024 annual average exchange rate of US$1.00 = $1.3701.
(2)	The value of PSUs and RSUs granted to Mr. Hutchens on January 1, 2024 has been converted from U.S. dollars to Canadian dollars using the December 29, 2023 exchange rate of US$1.00 = $1.3226.

Salary

Any salary adjustments usually go into effect on January 1. The committee considers market adjustments to appropriately position pay compared to the median of the compensation comparator group, the normal progression of more recently appointed executives as well as the executive's depth of skills and experience. The committee brings forward any recommended salary adjustments for the named executives to the board for consideration and approval.

See the summary compensation table on page 72 for the salaries paid to the named executives in the last three fiscal years.

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Annual incentive

Purpose

Motivate executives to achieve strong annual business performance and align executive and shareholder interests

Who participates

All executives

Form

Cash, after deducting withholding taxes

Paid in the first quarter of the following year after our year-end results are audited and finalized

Amount

Based on actual corporate, subsidiary (as applicable) and individual performance against pre-determined targets and objectives for the year. The 2024 target award and performance weightings vary by role and are provided below.

	Annual incentive target	Performance mix
	(as % of salary)	Corporate	Subsidiary	Individual	Total
David Hutchens	125%	90%	–	10%	100%
President and CEO
Jocelyn Perry	80%	90%	–	10%	100%
EVP, CFO
James Reid	80%	90%	–	10%	100%
EVP, Sustainability and CLO
Gary Smith	80%	70%	20%	10%	100%
EVP, Operations and Innovation
Stuart Lochray (new performance mix weightings in 2024)	60%	90%	–	10%	100%
SVP, Capital Markets and Business Development

Linking pay to performance

The board determines the actual amount based on the recommendation of the human resources committee:

●
If we do not achieve a minimum level of performance, the payout for that measure is zero
●
Generally no awards are paid if corporate performance is below threshold performance
●
If individual performance is judged to be unsatisfactory, no award is paid even if certain threshold performance or targets are met
●
The award is capped at 200% of target. The board has discretion to increase the overall award to a maximum of 200% as discussed on page 46
●
All circumstances relevant to the performance assessment are considered when exercising discretion. This includes factors that the board believes are beyond the reasonable control of management when assessing actual EPS against target EPS and actual FFO to debt ratio against target, as recommended by the human resources committee.

2024 annual incentive performance summary

The 2024 corporate performance factor, which measures financial performance, and sustainability and people performance was assessed at 133.6% as follows:

2024 Corporate performance	Result	Weighting	Performance factor
Financial performance				Details about our 2024
EPS	133.3%	50%	66.7%	EPS, FFO to debt ratio
FFO to debt ratio (S&P)	100.0%	10%	10.0%	and sustainability and
Sustainability and people performance				people performance
Focused on employee engagement, climate, safety and reliability	142.3%	40%	56.9%	follow on pages 53 to 56.
Total		100%	133.6%

Individual performance was assessed at 135% for Mr. Hutchens, 130% for Ms. Perry, 145% for Mr. Reid, 140% for Mr. Smith and 125% for Mr. Lochray (see pages 57 and 58).

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The table below shows the calculation of the 2024 annual incentive. Amounts reflect adjustments due to rounding.

					Corporate		Subsidiary		Individual		Calculated
			Annual		performance		performance		performance		2024 annual		As a % of
	Salary	x	incentive	x	factor	+	factor	+	factor	=	incentive	Compared	2024 total
			target		(0 to 200%)		(0 to 200%)		(0 to 200%)		(0 to 200% of	to target	direct
			(% of		x		x		x		incentive		compensation
			salary)		weighting (1)		weighting (2)		weighting (3)		target)

David Hutchens (4)	$1,712,625		125%		120.2%		–		13.5%		$2,863,509	133.7%	21.0%
Jocelyn Perry	$750,000		80%		120.2%		–		13.0%		$799,000	133.2%	24.4%
James Reid	$730,000		80%		120.2%		–		14.5%		$787,000	134.7%	26.4%
Gary Smith	$730,000		80%		93.5%		23.8%		14.0%		$767,000	131.3%	25.9%
Stuart Lochray	$595,000		60%		120.2%		–		12.5%		$474,000	132.7%	23.5%

(1)	Reflects a 90% weighting for Mr. Hutchens, Ms. Perry, Mr. Reid and Mr. Lochray, and 70% for Mr. Smith.
(2)	Reflects a 20% weighting for Mr. Smith.
(3)	Reflects a 10% weighting.
(4)	The annual incentive award for Mr. Hutchens is paid in U.S. dollars and has been converted to Canadian dollars using the 2024 annual average exchange rate of US$1.00 = $1.3701.

2024 Annual incentive performance assessment

In 2024, Fortis delivered net earnings attributable to common equity shareholders of $1.6 billion, or $3.24 per common share, and adjusted net earnings (non-US GAAP measure – see page 86) of $3.28 per common share, which represents approximately 6% growth over the previous year, on a constant foreign exchange basis. The increase in earnings was primarily driven by rate base growth, and the implementation of new customer rates at certain of our utilities.

Our commitment to advancing our sustainability and people priorities continued in 2024. Progress was achieved on climate disclosures, wildfire risk mitigation and employee engagement initiatives. Highlights include the completion of our 2024 climate report, which details our assessment of climate-related impacts across the Fortis group of companies, outlines physical risks and opportunities for priority assets, and assesses transition risks and opportunities for our business. In 2024, wildfire risk mitigation plans were completed across the Fortis group of companies and implementation plans to improve our mitigation capabilities progressed (see page 55). Employee engagement initiatives in 2024 focused on evaluating the results of our 2023 enterprise-wide employee inclusion and engagement survey and implementing action plans to enhance our level of engagement. We remain committed to our strong safety culture and delivering reliable electricity and natural gas to customers. Our safety and reliability results in 2024 continued to outperform industry averages in Canada and the U.S., with results achieved in the top quartile relative to industry peers.

The human resources committee reviewed and approved the targets and results and included them with their compensation recommendations to the board for its review and approval (see page 49).

A detailed discussion of our 2024 performance under the annual incentive begins on the next page. See page 86 for information about non-US GAAP measures used for the annual incentive.

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2024 Annual incentive

The annual incentive for 2024 is based on actual corporate, subsidiary (as applicable) and individual performance against pre-determined targets and objectives for the year.

g

1. 2024 Corporate performance factor: 133.6%

		2024	Annual incentive
	Result	Weighting	result (% of target)
Financial performance (60%)
EPS	133.3%	50%	66.7%
FFO to debt ratio (S&P)	100.0%	10%	10.0%
Sustainability and people performance (40%)
Climate	100.0%	10%	10.0%
Employee engagement	81.3%	5%	4.1%
Safety performance	168.8%	15%	25.3%
Reliability
Electrical system reliability
- SAIDI	185.0%	4%	7.4%
- FSLO	107.1%	2%	2.1%
Gas system performance	200.0%	4%	8.0%
2024 Corporate performance factor			133.6%

Financial performance: 60% total weighting

EPS: 50% weighting

Target and related payout levels are determined in consideration of shareholder expectations. For 2024, these were set with reference to our annual business plan as approved by the board, actual results for the prior year, any new information subsequent to the approval of the business plan and growth expectations.

Determining the payout

The table below sets out our 2024 target and payout levels for EPS. The award is capped at 200% of target (see page 51 for details).

Minimum	Target	Stretch	Maximum
(50%)	(100%)	(150%)	(200%)
$3.11	$3.17	$3.20	$3.23
The graph to the right shows our 2024 adjusted EPS for annual incentive purposes of $3.19 against the target, resulting in a payout of 133.3% 2024 EPS results

Target	Reported	Adjusted EPS for	2024 Annual incentive
EPS	EPS	annual incentive (1)	result (% of target)
$3.17	$3.24	$3.19	133.3%

(1)	Non-US GAAP measure (see page 86). See Things to Note for information on EPS adjustments, including foreign exchange.

THINGS TO NOTE

To calculate the EPS component of corporate performance, adjusted EPS for financial reporting purposes (1) was used but further adjusted for foreign exchange. Reported 2024 EPS of $3.24 was adjusted as follows to:

●
exclude the $20 million prior period unfavourable earnings impact of FERC's October 2024 MISO base ROE decision, which reduced ITC's ROE from 10.77% to 10.73%
●
remove the $46 million favourable earnings impact associated with the higher 2024 actual average foreign exchange rate of $1.37 compared to the rate of $1.30 assumed in the annual business plan and EPS target

The net impact of the above adjustments decreased reported earnings per share by $0.05, resulting in an EPS of $3.19 for annual incentive purposes (1). These adjustments were made to ensure our executives are compensated for creating long-term value for shareholders and to reflect the performance of the business under management's reasonable control in relation to the board approved targets. No further adjustments were applied.

(1)	Non-US GAAP measure (see page 86).

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Financial performance (continued)

FFO to debt ratio (S&P credit metric): 10% weighting

New in 2024

FFO means funds from operations, or earnings before interest, tax, depreciation and amortization less cash taxes and cash interest. FFO and debt in this ratio include the impact of adjustments under S&P's methodology. The measure retains the focus on cash flow and emphasizes the importance of improving the S&P credit metric.

Target and related payout levels were determined with reference to our annual business plan as approved by the board.

Determining the payout

The table below sets out our 2024 FFO to debt ratio target and payout levels. The award is capped at 200% of target (see page 51 for details).

Minimum	Target	Stretch	Maximum
50%	100%	150%	200%
11.4%	11.6%	11.8%	12.0%
The graph to the right shows our foreign exchange adjusted 2024 FFO to debt ratio for annual incentive purposes of 11.6% against the target, resulting in a payout of 100%.

9 pt font, 0 pt A/ 3 pt B .1” L/R indent

: Climate disclosure initiatives were well executed in 2024. Top quartile performance relative to peer companies was achieved (see page ●). Strong progress was also achieved on wildfire risk mitigation priorities (see page ●).
Employee engagement: We continued to progress our employee engagement initiatives in 2024. Efforts focused on understanding our 2023 survey results and implementing action plans.

We achieved top quartile safety performance in 2024, relative to our industry peers, and exceeded target payout. Safety and injury prevention remain a key priority.

We continued to outperform industry averages in reliability and, in 2024, achieved or exceeded top quartile performance, relative to our industry peers, in each of electrical, transmission and gas system reliability. 9 pt font, 0 pt A/6 pt B .1” L/R indent

THINGS TO NOTE

The inclusion of a FFO to debt ratio as a performance measure reinforces our commitment to maintaining our investment-grade credit ratings. FFO to debt ratio is an important measure due to macro-economic pressures related to inflation and higher interest rates.

The FFO to debt ratio for annual incentive purposes of 11.6% was calculated in accordance with S&P’s methodology and with year-end U.S. dollar-denominated debt adjusted to reflect the average annual foreign exchange rate. This is consistent with the calculation for target purposes, which assumed an average foreign exchange rate for both FFO and debt.

On an unadjusted basis, the FFO to debt ratio for 2024 was 11.2%.

Sustainability and people performance: 40% total weighting

Performance measures focus on climate, employee engagement, safety and reliability and reflect our commitment to strong sustainability and people performance.

Climate (10% weighting)

New in 2024

Climate performance focused on the recognition of strong climate disclosure and wildfire risk mitigation, weighted equally at 5%.

Climate disclosure (5%)

Determining the payout

Our climate disclosure target was linked to achieving a 75th percentile ranking relative to peer companies as measured using a Task Force on Climate-Related Financial Disclosures (TCFD) alignment index. The table below sets out our 2024 climate disclosure target and payout levels:

Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)
50th percentile	75th percentile	90th percentile	>90th percentile

The human resources committee solicits the input of the governance and sustainability committee in assessing performance against climate objectives. Climate disclosure initiatives were well executed in 2024. We achieved a 75th percentile (or top quartile) ranking relative to peer companies for climate disclosure. Annual improvements were achieved for both Fortis and the peer group, with Fortis' performance largely driven by our 2024 climate report. The committee acknowledged the progress made in 2024 and approved a payout of 100%.

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Sustainability and people performance (continued)

Wildfire risk mitigation (5%)

This new measure addressed a critical risk area, and the actions required to strengthen our wildfire risk mitigation efforts.

Determining the payout

Our 2024 wildfire risk mitigation target, payout levels and results are outlined below:

Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)
Enhance company-wide disclosures related to wildfire risk mitigation

Threshold + enhance understanding of industry best practices relative to current practices through engagement with stakeholders and industry groups and develop action plans to facilitate improvements

		Target + implementation of enhanced wildfire risk mitigation action plans	Stretch + improvement in S&P's outlook on credit rating from negative to stable

2024 WILDFIRE RISK MITIGATION HIGHLIGHTS
●
Expanded public wildfire disclosures in 2024 MIC, Climate Report & investor materials
●
Completed climate scenario analysis and identification of priority assets
●
Advanced crisis communication preparedness; conducted a wildfire crisis communications tabletop exercise
●
Wildfire mitigation plans completed at our utilities focused on current mitigation practices
●
Increased key stakeholder outreach to local regulators, government and community officials on wildfire response plans
●
Developed a wildfire assessment structure; operational advancements included deactivation of auto reclosures and implementation of enhanced powerline safety settings (EPSS) at FortisAlberta
●
External consultant supported wildfire assessment. Work completed included: (i) review of stakeholder expectations and industry practices regarding prevention and mitigation; and (ii) review of our utility wildfire risk mitigation practices compared to leading industry practices considering their respective operating environment and local wildfire risk profile
●
Active participation in EEI & industry groups; member of EPRI wildfire advisory group and joined the International Wildfire Risk Management Consortium
●
Progressed preparations for PSPS implementation by our higher-risk utilities.

The human resources committee acknowledged the progress achieved in 2024 and concluded that the wildfire risk mitigation priorities were well executed, representing performance at 100% for this measure.

Employee engagement (5% weighting)

New in 2024

We continued to progress our employee engagement initiatives in 2024. The 2024 employee engagement measure targeted the implementation of enterprise-wide employee engagement action plans identified through the 2023 enterprise-wide employee engagement and inclusion survey.

Determining the payout

Progress was measured through an accountability index (AI) pulse survey of all Fortis employees in 2024.

Our 2024 employee engagement target and payout levels are outlined below:

Minimum (50%)	Target (100%)	Maximum (200%)
45th percentile	50th percentile	> 60th percentile

If our survey result falls within the above performance levels, the multiplier is determined using linear interpolation.

The overall Fortis enterprise result on the AI pulse survey was determined at the 49th percentile. A payout of 81.3% was approved by the committee for employee engagement.

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Sustainability and people performance (continued)

Targets for our safety and reliability measures were set with reference to our historical average results, and peer group historical performance.

Safety performance (15% weighting)

Determining the payout

The table below shows how we assess safety performance using the All Injury

If our safety performance falls within the performance levels, the multiplier is determined using linear interpolation. The graph to the right shows our 2024 safety performance against the target for the year. We exceeded target level performance this year with a payout of 168.8%

Frequency Rate (AIFR):

Actual performance vs target	Payout
Below threshold	0%
Minimum (target + 10%)	50%
Target	100%
Stretch (target -7%)	150%
Maximum (target -13.5%)	200%

Reliability (10% weighting)

Reliability targets reflect utility industry standard measures.

●	Electrical system reliability:
–	System Average Interruption Duration of Outages per Customer Index (SAIDI), for our distribution and integrated utilities, using the Electrical and Electronics Engineers methodology (4%)
–	Forced, Sustained Line Outages (FSLO) for ITC (2%)
●	Gas system performance: Gas Leaks per Customer (4%).

Determining the payout

We achieved or exceeded top quartile performance, in 2024, relative to our industry peers. The tables below show how we assess our electrical system and gas system reliability performance:

SAIDI performance (4%)		FSLO (ITC) (2%)		Gas system performance (4%)
Actual performance vs target	Payout	Actual performance vs target	Payout	Actual performance vs target	Payout
Below threshold	0%	Below threshold	0%	Below threshold	0%
Minimum (target + 7.5%)	50%	Minimum (target + 20%)	50%	Minimum (target + 7.5%)	50%
Target	100%	Target	100%	Target	100%
Stretch (target -4.5%)	150%	Stretch (target -10%)	150%	Stretch (target -1.5%)	150%
Maximum (target -9.5%)	200%	Maximum (target -20%)	200%	Maximum (target -3%)	200%

If our reliability performance falls within the above performance levels, the multiplier is determined using linear interpolation. The graphs below show our 2024 system reliability performance against the targets for the year:

– graphs to be updated for actual results

We attained maximum payout of 200% for gas system performance (gas leaks per customer) and near maximum performance at 185% for electrical system reliability (SAIDI). The final result for transmission reliability (FSLO) at ITC was just above target at 107.1%.

56	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Summary of 2024 Sustainability and people performance results

				Annual incentive result
	Target	Actual result	Weighting	(% of target)
Climate
Climate disclosure	Top quartile TCFD alignment index	Top quartile	5%	100.0%
Wildfire risk mitigation	Enhance disclosure, increase stakeholder engagement, expand knowledge and develop action plans	100%	5%	100.0%
People performance
Employee engagement	Accountability index score at 50th percentile (3.96)	49th percentile (3.91)	5%	81.3%
Safety - All Injury Frequency Rate	1.18	1.07	15%	168.8%

Reliability performance
Electrical system reliability
– SAIDI	2.03	1.87	4%	185.0%
– FSLO (ITC)	71	70	2%	107.1%
Gas system performance
– Gas Leaks per Customer	1.52	1.33	4%	200.0%

2024 Sustainability and people performance result			40%	142.3%

2. 2024 Subsidiary performance: 20% weighting

Twenty percent of Mr. Smith's performance is assessed on the performance of subsidiaries under his area of responsibility. The performance of each subsidiary is measured using a scorecard with multiple measures calculated and weighted based on the earnings contribution and rate base of each subsidiary, with the results assessed by the respective subsidiary boards.

2024 Subsidiary performance factor: 118.7%

The weighted result is based on the performance of Newfoundland Power, FortisOntario, Maritime Electric, Caribbean Utilities, FortisTCI and Fortis Belize.

The subsidiary performance factor is removed for 2025 and the 20% will be reallocated to the corporate performance weighting for Mr. Smith to make this consistent with other named executives (see 2025 Program changes on page 49).

3. 2024 Individual performance: 10% weighting

Each named executive is assessed on general performance relative to key accountabilities and 2024 functional performance priorities as described below. No incentive award is granted if individual performance is judged to be unsatisfactory.

David Hutchens, President and CEO
2024 individual performance factor: 135%

As President and CEO, Mr. Hutchens is responsible for leading the strategic direction and long-term success of Fortis, our overall financial performance and our sustainability strategy. He is accountable to the board for the development and execution of the continued growth and innovation our shareholders expect, meeting the expectations of our stakeholders to deliver cleaner energy in a safe, reliable and cost-effective manner, and the development and assessment of our executive leaders.

We delivered strong financial and operational performance in 2024. Under Mr. Hutchens' leadership, we successfully executed $5.2 billion in capital investment in 2024 and delivered a new five-year capital plan totaling $26 billion, the largest in Fortis' history. Mr. Hutchens also supported the corporate-wide initiative to identify additional capital investment opportunities beyond the business plan. Under Mr. Hutchens' leadership, cybersecurity risk management was elevated across the enterprise; the integration of Fortis' new Chief Information Officer (CIO) upon the retirement of the previous CIO, was successful; and climate adaptation and wildfire risk mitigation and related stakeholder engagement activities were advanced. Subsidiary CEO and other senior leadership succession planning also progressed with the successful appointment of two utility CEOs in 2024. In conjunction with other Fortis and subsidiary executives, Mr. Hutchens also supported the implementation of enterprise-wide employee engagement action plans identified through the 2023 employee engagement and inclusion survey.

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Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Jocelyn Perry, EVP, CFO
2024 individual performance factor: 130%

As EVP, CFO, Ms. Perry has responsibility for Fortis' financial stewardship and the development of an effective funding strategy to support our continued growth. She is also responsible for our financial reporting and investor relations strategy.

Ms. Perry contributed to the successful execution of our $5.2 billion capital plan in 2024 and the delivery of a new $26 billion five-year capital plan. Ms. Perry was instrumental in the execution of our financing plan in 2024, including: (i) our issuance of $500 million unsecured senior notes, and (ii) the re-establishment of the $500 million at-the-market (ATM) equity program in December 2024 upon the filing of a new $2B base-shelf prospectus maturing in January 2027. She also supported the amendment of our $1.3 billion revolving term committed credit facility extending the maturity to 2029 and extension of our US$500 million non-revolving term credit facility to May 2025. Ms. Perry was actively engaged with investors throughout the year, with messaging focused on capital development opportunities including transmission investments associated with MISO's long-range transmission and retail load growth from high load factor customers; potential impacts associated with changes in the U.S. administration; and Fortis’ funding plan. Ms. Perry led the corporate-wide focus on credit ratings and metrics with further engagement on company-wide climate adaptation and wildfire risk mitigation with the rating agencies during 2024. In conjunction with other Fortis and subsidiary executives, Ms. Perry, supported the implementation of enterprise-wide employee engagement action plans identified through the 2023 employee engagement and inclusion survey.

James Reid, EVP, Sustainability and CLO
2024 individual performance factor: 145%

As EVP, Sustainability and CLO, Mr. Reid is responsible for enterprise-wide sustainability and the strategic leadership and effective management of governance, compliance and legal functions. He is responsible for minimizing legal risks by advising the company and its board members on significant legal and regulatory issues.

Mr. Reid is also responsible for talent management and related human resource priorities and our internal and external communications strategy. In 2024, Mr. Reid supported the Board shareholder engagement meetings and the further development of Fortis’ government relations strategy. With Mr. Reid's oversight, we improved disclosures in our sustainability report and our 2024 climate report. Mr. Reid is committed to maintaining Fortis' position as a governance leader and with his executive leadership we maintained exceptional governance ratings from select advisory firms, with Fortis achieving first place in the 2024 Globe and Mail Board Games. Mr. Reid also led continued improvements in our board practices in the area of director education. He also contributed to the advancement of subsidiary CEO and other senior leadership succession planning and talent development. Further, in conjunction with other Fortis and subsidiary executives, Mr. Reid facilitated the implementation of enterprise-wide employee engagement action plans identified through the 2023 employee engagement and inclusion survey.

Gary Smith, EVP, Operations and Innovation
2024 individual performance factor: 140%

During 2024, Mr. Smith was responsible for advancing our innovation priorities and continued to provide leadership in safety, reliability and capital investment across the organization. He also has oversight responsibilities for operations, cybersecurity and our technology functions.

In 2024, Mr. Smith supported the execution of our $5.2 billion capital plan and the delivery of a new five-year $26 billion capital plan. Mr. Smith provides executive oversight of the Fortis Operating Group and facilitated the execution of climate risk/opportunity assessments and scenario analysis as disclosed in our 2024 climate report. We continued to mature innovation capabilities including implementation of operational technologies supporting climate change adaptation and wildfire risk management. Mr. Smith also supported the enhancement of subsidiary wildfire mitigation plans during the year. Cybersecurity risk management was advanced with the operationalization of the corporate-wide center of excellence which focused on best practice cyber incidence response. A new corporate-wide artificial intelligence center of excellence was also developed during the year. Under Mr. Smith's leadership, we achieved or exceeded top quartile performance for safety and reliability in 2024. Mr. Smith supported the successful integration of the new CIO upon retirement of the predecessor and continued to provide executive leadership and oversight of the Wataynikaneyap Power project which was completed in 2024. Mr. Smith also supported the implementation of enterprise-wide employee engagement action plans identified through the 2023 employee engagement and inclusion survey

Stuart Lochray, SVP, Capital Markets and Business Development
2024 individual performance factor: 125%

In his role during 2024, Mr. Lochray was responsible for all business development efforts and the associated leadership of all capital markets activity to support Fortis' short- and long-term corporate strategy. Mr. Lochray manages corporate-wide banking relationships and has oversight of debt issuances.

In 2024, Mr. Lochray led all capital markets activity including: (i) our issuance of $500 million unsecured senior notes, and (ii) the re-establishment of the $500 million ATM equity program in December 2024 upon the filing of a new $2B base-shelf prospectus maturing in January 2027. He also supported the amendment of our $1.3 billion revolving term committed credit facility extending the maturity to 2029 and extension of our US$500 million non-revolving term credit facility to May 2025. Mr. Lochray continued to provide leadership to

58	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

subsidiary teams on the execution of growth opportunities. With oversight of our corporate hedging program, Mr. Lochray fulfilled all hedging requirements in accordance with policies. Mr. Lochray was responsible for maintaining relationships, including delivering an annual update, with the credit rating agencies, which included further engagement on company-wide climate adaptation and wildfire risk mitigation. Further, in conjunction with other Fortis and subsidiary executives, Mr. Lochray facilitated the implementation of enterprise-wide employee engagement action plans identified through the 2023 employee engagement and inclusion survey.

Long-term incentive

Purpose

Motivates executives to achieve strong long-term business performance, aligned with shareholder interests by tying incentive compensation to the value of our common shares. Also used to attract and retain highly qualified executives.

Who participates

All executives

Form

●
Performance share units (PSUs)
●
Restricted share units (RSUs).

75% of equity-based compensation for senior executives is based on performance, delivered through the granting of PSUs. The remaining 25% of equity-based compensation is tied to ongoing service through the granting of RSUs.

Amount

The long-term incentive award is granted annually, and the amount is based on competitive positioning and executive level. The 2024 target awards were as follows:

	Total target grant value		Incentive mix
	(as % of salary)		PSUs	RSUs
David Hutchens
President and CEO	550%	(1)	75%	25%
Jocelyn Perry
EVP, CFO	230%		75%	25%
James Reid
EVP, Sustainability and CLO	200%		75%	25%
Gary Smith
EVP, Operations and Innovation	200%		75%	25%
Stuart Lochray
SVP, Capital Markets and Business Development	160%		75%	25%

(1)

Target award was increased for 2024 from 475% as a result of benchmarking against CEO roles in the 2024 compensation comparator group. We target executive compensation at the median of the market. The increase in 2024 reflects positioning near median of the comparator group.

PSUs

Vesting

PSUs vest at the end of a three-year performance period based on our performance against pre-established measures (see pages 61 and 62).

Payout

Payout ranges from 0 to 200% of target. PSUs previously awarded under the 2015 PSU plan are settled in cash, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes.

The 2024 PSU grant was issued under the Omnibus Plan, which allows the option to settle in cash or Fortis common shares issued from treasury (see page 76). Under the Omnibus Plan, the cash value of a vested PSU is equal to the market price of a Fortis share at the relevant time, calculated using the five-day volume weighted average trading price of the shares on the TSX for Canadian taxpayers and on the NYSE in respect of all other participants. Settlement of PSU entitlements under the Omnibus Plan are in each case made subject to applicable withholding tax obligations.

PSUs earn dividend equivalents at the same rate as dividends paid on our common shares and cannot be assigned to another person.

The committee can cancel the payout if our corporate long-term credit rating is below BBB (as designated by S&P) on the last day of the performance period (December 31, or the final business day of the three-year period if December 31 falls on a weekend).

See additional information on the Omnibus Plan on page 76.

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Linking pay to performance

       The ultimate value of the award is based on our performance against the three pre-established measures (see page 61). If we do not achieve a minimum level of performance, the payout for that measure is zero.

       The human resources committee can set additional performance criteria for PSU awards at or after the time of grant.

Using discretion

The committee can use its discretion to take into account any extraordinary items during the three-year performance period when determining the payout. Beginning in 2024 under the Omnibus Plan, committee discretion may be used to require the settlement of awards in shares, subject to a maximum three-year vesting term for such award.

RSUs

RSU previously awarded under the 2020 RSU plan are settled in cash (or Fortis common shares purchased on the TSX or NYSE) at the end of the three-year vesting period, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes. Subject to applicable tax, an executive who is continuing to work towards meeting our share ownership requirement must receive 50% of the vested RSUs in shares. This requirement was removed in the Omnibus Plan for all grants effective on or after January 1, 2024.

The 2024 RSU grant was issued under the Omnibus Plan, which allows the option to settle in cash or Fortis common shares issued from treasury (see page 76). Under the Omnibus Plan, the cash value of a vested RSU is equal to the market price of a Fortis share at the relevant time, calculated using the five-day volume weighted average trading price of the shares on the TSX for Canadian taxpayers and on the NYSE in respect of all other participants. Settlement of RSU entitlements under the Omnibus Plan are in each case made subject to applicable withholding tax obligations.

RSUs earn dividend equivalents at the same rate as dividends paid on our common shares and cannot be assigned to another person.

See additional information on the Omnibus Plan on page 76.

Stock options – no grants since 2022

Vesting

Outstanding stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years. All stock options have been fully vested as of March 21, 2025.

Payout

Stock options give the holder the option to buy Fortis common shares at a price that is at least the market price at the time of grant. We call this the exercise price, defined as the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the grant date.

Linking pay to performance

Stock options only have value if our share price increases above the exercise price.

2024 Long-term incentive awards

	PSUs (1)(2)			RSUs (1)(2)
			As a % of 2024			As a % of 2024
		Number	total direct		Number	total direct
	Grant value	of PSUs	compensation	Grant value	of RSUs	compensation
David Hutchens	$6,819,656	126,042	49.9%	$2,273,219	42,014	16.6%
Jocelyn Perry	$1,293,750	23,910	39.5%	$431,250	7,970	13.2%
James Reid	$1,095,000	20,237	36.8%	$365,000	6,746	12.3%
Gary Smith	$1,095,000	20,237	37.0%	$365,000	6,746	12.4%
Stuart Lochray	$714,000	13,196	35.3%	$238,000	4,399	11.8%

(1)	The number of PSUs and RSUs in the table reflect any adjustments due to rounding.
(2)	PSU and RSU awards for Mr. Hutchens are calculated and awarded in U.S. dollars and have been converted to Canadian dollars using the December 29, 2023 exchange rate of US$1.00 = $1.3226.

2024 PSU and RSU awards

The 2024 PSU and RSU awards were granted on January 1, 2024 under the new Omnibus Plan (see page 77) in accordance with the executive compensation policies of Fortis. The grant value was divided by $54.1087, the volume weighted average trading price of our common shares on the TSX for the five trading days ending December 31, 2023, to calculate the number of units awarded to our Canadian

60	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

executives, and by US$40.9089, the volume weighted average trading price of our common shares on the NYSE for the five trading days ending December 31, 2023, to calculate the number of units awarded to all other participants.

●) in accordance with the executive compensation policies of Fortis. The grant value was divided by $54.1087, the volume weighted average trading price of our common shares on the TSX for the five trading days ending December 31, 2023, to calculate the number of units awarded to our Canadian executives, and by US$40.9089, the volume weighted average trading price of our common shares on the NYSE for the five trading days ending December 31, 2023, to calculate the number of units awarded to all other participants.

PSU performance criteria

The performance period for the 2024 PSU awards is the three-year period from January 1, 2024 with vesting on the payment criteria end date of December 31, 2026, based on our performance against three pre-established measures:

●
our three-year cumulative EPS compared to target EPS (45%)
●
our three-year TSR compared to the TSR of companies in our performance peer group (45%)
●
our carbon reduction achievement compared to our three-year reduction target (10%).

ABOUT EPS

EPS is a strong measure of absolute performance and is a common metric for assessing short- and long-term performance in the utility industry.

We use EPS in our annual incentive plan and our PSU awards to motivate strong business performance and align executive and shareholder interests over varied time horizons.

The payout multiplier for each measure is zero if we do not achieve threshold performance and capped at 200% for maximum performance.

On the grant date, our long-term credit rating was A- as designated by S&P.

About our cumulative EPS

Fortis three-year cumulative EPS compared to target	Payout multiplier
Maximum (target +5%)	200%	We set four performance levels for the cumulative EPS measure. Target cumulative
Stretch (target +3%)	150%	EPS for the 2024 PSU awards was set by the human resources committee with reference
Target	100%	to our annual business plan, actual results for the prior year, any new information
Minimum (target -4%)	50%	subsequent to the approval of the business plan, and growth expectations.
Below threshold: Less than minimum	0%

If our cumulative EPS falls within the above performance levels, the multiplier is determined using linear interpolation.

About TSR

Our TSR will be measured against a performance peer group of 23 publicly traded North American utility companies that we compete with for investors. For the 2024 PSU awards, we updated our TSR performance peer group to include two additional Canadian energy companies and remove four U.S. utility companies. The TSR performance peer group is as follows for the 2024 PSU award:

Alliant Energy Corp. Ameren Corp. Atmos Energy Corp. CMS Energy Corp. Canadian Utilities Ltd. CenterPoint Energy, Inc.	Consolidated Edison, Inc. DTE Energy Co. Edison International Emera Inc. Enbridge Inc. (new for 2024) Entergy Corp.	Evergy, Inc. Eversource Energy FirstEnergy Corp. Hydro One Ltd. NiSource Inc. Pinnacle West Capital Corp.	PPL Corp. Public SVC Enterprise Group TC Energy Corporation (new for 2024) WEC Energy Group Xcel Energy Inc.

The above companies were approved by the human resources committee based on several criteria, including size and complexity of the business.

The table below shows the median for the group compared to Fortis as at December 31, 2023.

	Market capitalization	Total revenue	Total assets	Debt/book	Dividend
	($ millions)	($ thousands)	($ thousands)	capitalization (%)	yield (%)
Median	$26,381	$11,736,198	$53,921,323	60.95%	3.77%
Fortis	$26,742	$11,517,000	$65,920,000	56.29%	4.33%

The human resources committee reviews the composition of the peer group annually and has the authority to make any changes to the composition that it deems appropriate.

The TSR multiplier will be determined as follows:

Fortis three-year TSR compared to the performance peer group TSR	Payout multiplier
Maximum: P85 or higher	200%	The TSR performance threshold for maximum payout is P85 or higher.
Target: P50 (median)	100%
Minimum: P30	50%
Below threshold: Less than minimum	0%

If our TSR falls within the 30th and 85th percentiles, the multiplier is determined using linear interpolation based on percentile performance.

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About carbon reduction

Our carbon reduction will be measured against the achievement of our three-year average forecast of corporate-wide scope 1 emissions. Our carbon reduction efforts support our interim goals to reduce emissions 50% by 2030 and 75% by 2035, from 2019 levels.

Fortis three-year carbon reduction compared to target	Payout multiplier
Maximum (target -10%)	200%	The target was set by the human resources committee in reference to
Stretch (target -5%)	150%	our consolidated three-year average scope 1 emissions forecast. We
Target – 2024-2026 average scope 1 emissions	100%	set four performance levels for carbon emission levels.
Minimum (target +4%)	50%
Below threshold: Less than minimum	0%

If our carbon reduction result falls within the above performance levels, the multiplier is determined using linear interpolation.

2024 PSU Payout (2021 PSU Award)

PSUs granted in 2021 under the 2015 PSU plan, vested on January 1, 2024 based on our three-year performance on two measures:

●	our cumulative EPS compared to our target EPS for the period (50% weighting)
●	our relative TSR (50% weighting).

Our TSR was measured against the approved 2021 performance peer group, which consisted of 25 publicly traded North American utility companies that we compete with for investors.

The 2021 PSU payout multiplier was calculated at 108.5% as follows:

		Fortis				Fortis		2021 PSU
50%	x	cumulative EPS	+	50%	x	relative TSR	=	payout
		payout of				payout of		multiplier
		123.6%				93.3%		108.5%

Cumulative EPS 50% Weighting				+	Relattive TSR 50% weighting

Target and payout levels for the 2021 PSU awards:					Target and payout levels for the 2021 PSU awards:

Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)		Minimum (50%)	Target (100%)	Maximum (200%)
$7.91	$8.33	$8.75	$8.91		P30 (8.5%)	P50 (19.3%)	P85 or higher (41.8%)

The graph to the right shows our three-year cumulative adjusted EPS(1) of $8.53, resulting in a payout of 123.6%.					The graph to the right shows our three-year relative TSR of 17.2% at the 47th percentile of the 2021 PSU performance peer group, resulting in a payout of 93.3%.

(1)	Non-US GAAP measure (see page 86)

The actual cumulative EPS and the related payout associated with the 2021 PSU award was adjusted by $0.04 to exclude the impact of the revaluation of deferred income tax assets. The adjustment was made to ensure our executives are compensated for creating long-term value for shareholders and to reflect the performance of the business under management's reasonable control in relation to the board approved targets for the 2021 PSU grant.

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Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

At December 31, 2023, our long-term corporate credit rating was A-, as designated by S&P.

The table below shows the calculation of payouts of the 2021 PSU awards based on the payout multiplier of 108.5% and the realized value. Payout amounts reflect any adjustments due to rounding.

					Number of PSUs					Realized value
	Payout		Number of		received as		Volume weighted		Payout	as a %
	multiplier	x	PSUs granted	+	dividend	x	average trading	=		of the
					equivalents		price			grant value

David Hutchens (1)	108.5%		77,237		9,492		$54.11		$5,479,236	126%
Jocelyn Perry (2)	108.5%		13,866		1,704		$54.11		$914,092	126%
James Reid (2)	108.5%		11,345		1,394		$54.11		$747,893	126%
Gary Smith (2)	108.5%		10,829		1,331		$54.11		$713,898	126%

(1)

The award for Mr. Hutchens was paid out using US$42.50, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 29, 2023 of $54.11, converted to U.S. dollars using the exchange rate applicable to the PSU grant on December 31, 2020 (the business day prior to the grant date) of US$1.00 = $1.2732. The amount has been converted to Canadian dollars using the 2024 annual average exchange rate of US$1.00 = $1.3701.

(2)	The award was paid out using $54.11, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 29, 2023.

2024 RSU Payout (2021 RSU Award)

RSUs granted in 2021 vested on January 1, 2024 and were paid out using $54.11, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 29, 2023.

			Number of RSUs					Realized value
	Number of RSUs	+	received as	x	Volume weighted	=	Payout	as a %
	granted		dividend		average trading			of the
			equivalents		price			grant value

David Hutchens (1)	25,746		3,166		$54.11		$1,683,454	116%
Jocelyn Perry (2) (3)	29,623		3,641		$54.11		$1,799,845	116%
James Reid (2)	5,672		697		$54.11		$344,651	116%
Gary Smith (2)	5,415		665		$54.11		$328,985	116%

(1)

The award for Mr. Hutchens was paid out using US$42.50, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 29, 2023 of $54.11, converted to U.S. dollars using the exchange rate applicable to the RSU grant on December 31, 2020 (the business day prior to the grant date) of US$1.00 = $1.2732. The amount has been converted to Canadian dollars using the 2024 annual average exchange rate of US$1.00 = $1.3701.

(2)	The award was paid out using $54.11, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 29, 2023.
(3)	Includes the value of RSUs associated with the retention incentive award, granted on January 1, 2021, as disclosed in our 2021 management information circular

2025 PSU Payout (2022 PSU Award)

PSUs that were granted in 2022 vested on January 1, 2025 based on our cumulative EPS compared to target EPS, relative TSR and carbon emissions reduction for the three-year performance period.

Our three-year TSR of 11.3% was at the 37th percentile of the performance peer group, resulting in a payout of 68.3%. The strength of our financial performance resulted in a cumulative EPS over the three-year performance period of $8.97, resulting in a 194.1% achievement. Strong EPS performance was largely attributed to new cost of capital parameters approved for FortisBC effective January 1, 2023, favourable weather and rate case outcomes in Arizona, and rate base growth above target. The 2022 PSU grant was the first to include a carbon reduction measure and, despite strong carbon reduction since 2022, we did not achieve threshold level performance for this measure. Higher natural gas and market prices as well record-breaking summer temperatures in Arizona resulted in higher than planned use of fossil-fuel generation resources to support reliability and customer affordability. While emissions did decrease over the three-year period, they were higher relative to target.

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The result is a combined payout multiplier of 118%, calculated as follows:

		Fortis				Fortis				Fortis carbon		2022 PSU
45%	x	cumulative EPS	+	45%	x	relative TSR	+	10%	x	reduction	=	payout
		payout of				payout of				payout of		multiplier
		194.1%(1)				68.3%				0%		118.0%

(1)	The cumulative EPS and the related payout associated with the 2022 PSU award reflects a net unfavourable adjustment to reported EPS of ($0.15) to exclude the EPS impact associated with higher average USD to Canadian dollar foreign exchange rates that were $0.05 over the rates reflected in the target, to remove the earnings impact associated with the disposition of Aitken Creek in November 2023 and to exclude the prior year unfavourable earnings impact of FERC’s October 2024 MISO base ROE decision at ITC. See non-US GAAP measures on page 86.

The 2022 PSU award was paid out using $60.04, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2024.

2025 RSU Payout (2022 RSU Award)

RSUs that were granted in 2022 vested on January 1, 2025 and were paid out using $60.04, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2024.

Details about the payouts of the 2022 PSU and RSU awards in 2025, including the amounts paid to each named executive, will be included in our 2026 management information circular.

Employee share purchase plan

Background

All of the named executives are eligible to participate in the ESPP. In 2024, Mr. Reid, Mr. Smith and Mr. Lochray purchased shares under the ESPP. The plan gives full-time and part-time employees of Fortis and its subsidiaries and affiliates a convenient way to invest in Fortis common shares and build equity ownership and a stake in our future success. Employees can invest 1% to 10% of their annual base salary in a calendar year. The minimum annual investment is 1% of an employee's salary and dividends are reinvested. Participation is optional and is open to employees who are Canadian and U.S. residents and employees in other countries where they are allowed to participate. Plan benefits cannot be assigned.

Each employee's contribution represents 90% of the purchase price of the common shares, and the employer contributes the remaining 10%. Shares are acquired in the open market by the trustee or issued from treasury. All common shares purchased and held under the ESPP are registered in the name of Computershare (as trustee) for the plan participants. We must notify the trustee at least 15 business days before a share purchase date whether we will issue the shares from treasury or purchase them on the secondary market. Since September 1, 2012, we have generally issued shares from treasury to satisfy employee purchases under the plan (see Equity compensation plan information beginning on page 74).

The ESPP prohibits the purchase of shares on behalf of insiders of Fortis, including the named executives, if, together with any other security-based compensation arrangement, the purchase could result in: (i) the number of shares issuable to insiders, at any time, exceeding 10% of the issued and outstanding shares of Fortis, or (ii) the number of shares issued to insiders, within any one-year period, exceeding 10% of the issued and outstanding shares of Fortis.

As of December 31, 2024, there were 1,632,962 shares available for issuance under the ESPP, representing 0.33% of the total number of shares issued and outstanding as of December 31, 2024. Since its inception in 2012, 6,010,836 shares have been purchased by employees under the ESPP, representing 1.20% of the total number of shares issued and outstanding as of December 31, 2024. Shareholders approved the Third Amended and Restated 2012 Employee Share Purchase Plan at our 2022 annual and special meeting, which included an amendment to increase the share reserve under the plan by 3,000,000 shares, representing 0.60% of the total number of shares issued and outstanding as of the date of this circular.

The following table shows the burn rate for the last three years, calculated as the number of shares purchased under the ESPP in the year divided by the weighted average number of shares outstanding for the year.

	2024	2023	2022
Number of shares purchased	589,621	582,387	530,365
Weighted average number of shares outstanding	494,767,138	486,317,570	478,556,936
Burn rate	0.12%	0.12%	0.11%

64	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Purchasing shares under the plan

Shares may be issued from treasury, or acquired on the open market on the TSX or the NYSE, by Computershare as administrative agent. Shares purchased from treasury will be purchased at the fair market value as of the date of purchase. Fair market value means the volume weighted average price of Fortis shares on the TSX for the last five trading days ending the day before the purchase date, calculated as the total value of the shares traded on the TSX divided by the total volume of the shares traded during the period. Shares purchased under the ESPP vest immediately, other than shares purchased with the employer contribution which must be held for the earlier of a year or until termination.

The plan does not set out a maximum number of shares that may be issued to an individual employee, however, eligible employees may only contribute up to 10% of their annual base salary in any given year, which has the effect of limiting the number of shares that may be issued to any one individual under the plan.

Employee contributions

Employees can contribute to the plan by making lump sum contributions or, in the case of certain employees, by obtaining a loan from Fortis or a Fortis subsidiary, as applicable. Employees receive the loans interest free but must repay the amount within 52 weeks, by making regular payments by payroll deduction. Shares acquired with employee loans are pledged to Fortis or the subsidiary and cannot be sold until the employee has repaid the loan in full. Executives are prohibited from receiving employee loans under the plan.

Leave of absence

If an employee takes a leave of absence, participation in the plan is suspended until they return, unless the board permits otherwise. The employee will be required to prepay the contributions that would otherwise have been required had they not taken leave, and the prepayments can be made by lump sum or in instalments. Participants on parental leave are authorized for continued participation during the leave period.

Retirement, termination and death

Within 90 days of retirement, termination or death, an employee (or their estate, in the case of death) must file a notice electing to: (i) in the case of retirement of certain employees, continue limited participation in the plan by way of reinvestment of dividends only, (ii) transfer their shares to an external account, or (iii) sell their shares and transfer the net proceeds to an external account. If the employee chooses option (i), no new contributions can be made but the shares held in the plan will continue to accrue dividends.

If an employee does not file a notice within 90 days, the shares will be transferred to an external account in the employee's name.

Amendment provisions

Amendments to the plan generally require shareholder approval and the approval of the TSX. The following amendments do not require shareholder approval, subject to applicable regulatory approvals:

●	amendments of a housekeeping nature
●	amendments necessary to comply with the provisions of applicable law or the rules of the TSX
●	amendments changing eligibility for the plan, other than an amendment which would potentially increase insider participation in the plan
●	amendments respecting the administration of the plan
●	amendments changing allowable employee contributions to the plan, provided that contributions may not exceed 25% of an employee's base pay
●	amendments to the definition of employer contribution to change the financial assistance provided to employees, provided that such financial assistance is not greater than 25% of the employee's contributions
●	amendments necessary to introduce vesting or retention periods
●	amendments necessary to suspend or terminate the plan.

Shareholder approval by ordinary resolution is required for any amendment or change that:

●	increases the maximum number of shares reserved for issuance under the plan
●	amends the definition of eligible employee to broaden or increase insider participation
●	permits an employee to contribute more than 25% of their base pay in a calendar year
●	provides for any additional form of financial assistance to employees
●	amends the definition of employer contribution to provide for financial assistance to employees that is more than 25% of the employee's contribution
●	removes, increases or exceeds the limits on insider participation
●	amends the amendment provisions of the plan, if the amendment is not an amendment: (i) to ensure continuing compliance with applicable law including, without limitation, the rules of the TSX, or (ii) of a housekeeping nature.

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2025 Management Information Circular	65

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

In 2017, shareholders approved amendments to the ESPP to increase the share reserve under the ESPP by 2,000,000 shares. As noted above, at our 2022 annual and special meeting shareholders approved a further amendment to increase the share reserve under the ESPP by an additional 3,000,000 shares.

Restrictions on transfer

Rights and interests of employees under the plan cannot generally be assigned or transferred. If an employee is transferred to another company that participates in the plan, the employee's election agreement will remain in effect.

Pension plans

Self-directed registered retirement savings plan

Ms. Perry, Mr. Reid, Mr. Smith and Mr. Lochray are eligible to participate in a self-directed registered retirement savings plan (RRSP). Fortis matches their contributions up to the maximum RRSP contribution limit allowed by the Income Tax Act (Canada) ($31,560 in 2024).

Defined contribution supplemental employee retirement plan

All of the named executives, except Mr. Hutchens, participate in the defined contribution supplemental employee retirement plan (DC SERP). We accrue an amount equal to 13% of the participant's annual base salary and annual incentive above the allowed maximum annual contribution limit to an RRSP or pension limit to an account which earns interest equal to the rate of a 10-year Government of Canada bond yield plus a premium of 1% to 3% depending on the executive's years of service. When the named executive retires, he or she can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

Defined benefit pension plans

Mr. Hutchens participates in a defined benefit pension plan for employees at TEP, a plan that he was a member of before his appointment to his original role with Fortis on January 1, 2018. The plan provides Mr. Hutchens with a benefit based on a maximum of 25 years of service and an annual benefit based on 1.6% of his average monthly earnings.

Mr. Hutchens also participates in a supplemental defined benefit pension plan for certain executives at TEP, a plan that he was a member of before his appointment to his original role with Fortis on January 1, 2018. The retirement benefit under this plan is consistent with the defined benefit pension plan outlined above, but without regard to the compensation limits imposed by law or voluntary salary reductions. Effective January 1, 2018, the date he was first appointed an officer of Fortis, Mr. Hutchens' average monthly earnings, including the annual incentive, have been capped for purposes of his supplemental defined benefit pension plan and will not continue to grow.

401(k) and deferred compensation plans

Mr. Hutchens receives a company matching contribution to his 401(k) account equal to 100% of his own contribution up to 4.5% of his base salary, subject to applicable IRS contribution limits.

Mr. Hutchens began participating in the UNS Energy Corporation deferred compensation plan as of January 1, 2018. UNS Energy accrues an amount equal to 13% of his combined annual base salary and annual incentive above the average monthly earnings established for purposes of his defined benefit pension plans to an account with self-directed investment options. Upon retirement, he can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

See Retirement benefits beginning on page 81 for the pension plan tables and information about our 2024 contributions to the pension plans.

Other benefits and perquisites

The named executives receive a number of benefits and perquisites as part of a competitive compensation package:

●	comprehensive life, health, long-term disability, dental and related benefits
●	company vehicle (including normal maintenance and operating costs) or car allowance
●	post-retirement health benefits.

66	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Share performance and cost of management

The graph on the right compares our TSR over the past five years to the return of the S&P/TSX Capped Utilities Index, S&P/TSX Composite Index and our 2024 TSR performance peer group. It assumes $100 was invested in our common shares, the two market indices and in our 2024 TSR performance peer group on December 31, 2019, with reinvestment of dividends during the period.

Over the five-year period, Fortis' TSR performed largely in-line with the average of our TSR performance peer group and S&P/TSX Capped Utilities Index. The underperformance relative to the S&P/TSX Composite Index was likely attributable to a broader market rally in 2023 and 2024 highlighted by easing inflation, central bank interest rate cuts and artificial intelligence inspired growth trades.

(at December 31)	2019	2020	2021	2022	2023	2024
Fortis common shares (TSX: FTS)	$100	$100	$122	$112	$118	$134
Fortis 2024 TSR performance peer group (average) (see page 61)	$100	$92	$109	$111	$109	$132
S&P/TSX Composite Index	$100	$106	$132	$124	$139	$169
S&P/TSX Capped Utilities Index	$100	$115	$129	$115	$115	$131
% increase (decrease) in TSR of Fortis common shares from prior year	–	0.0%	21.8%	(7.9%)	4.7%	14.2%

Cost of management

Our executive compensation program is designed to reward the named executives at approximately the median of our compensation comparator group. TSR is one factor the human resources committee reviews during its discussions about executive compensation. It also considers the success of the executive team in executing on our long-term growth strategy to create sustained shareholder value. For more than a decade, we have pursued a strategy of growing our regulated utility business across Canada and in the U.S., including acquisitions of well-run regulated utilities and investment in our utility businesses.

The table that follows shows our growth since 2019. The graph to the right highlights our adjusted net earnings relative to the total compensation awarded to the CEO and the average total compensation awarded to the other named executives.

Increases to CEO compensation between 2021 and 2024 reflect Mr. Hutchens' development in his role; compensation increases to keep pace with the North American talent market; Fortis' strong operating performance reflected in incentive plan awards; and foreign currency exchange with CEO compensation set and paid in U.S. dollars and converted to Canadian dollars.

(1) Non-US GAAP measure – see page 86.

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2025 Management Information Circular	67

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

(at December 31)	2019		2020	2021	2022	2023	2024	% increase (decrease) over 2019
Total assets ($millions)	$53,404		$55,481	$57,659	$64,252	$65,920	$73,486	38%
Net earnings attributable to common equity shareholders ($millions)	$1,655	(1)	$1,209	$1,231	$1,330	$1,506	$1,606	(3)%
Adjusted net earnings attributable to common equity shareholders ($millions) (2)	$1,115		$1,195	$1,219	$1,329	$1,502	$1,626	46%
Adjusted EPS (2)	$2.55		$2.57	$2.59	$2.78	$3.09	$3.28	29%
Annual revenue ($millions)	$8,783		$8,935	$9,448	$11,043	$11,517	$11,508	31%
Total compensation awarded to the CEO (3)	$10,179,142		$10,152,658	$9,138,356	$11,558,895	$14,398,098	$15,718,420	54%	(3)
Average total compensation awarded to the other named executives, excluding the CEO (4)	$3,792,200		$4,178,348	$3,416,015	$2,918,155	$3,271,351	$3,291,772	(13)%
Total compensation awarded to the named executives (5)	$25,347,942		$26,866,050	$22,802,417	$23,231,513	$27,483,504	$28,885,506	14%
As a % of adjusted net earnings (2)	2.27%		2.25%	1.87%	1.75%	1.83%	1.78%	(22)%

(1)	Includes gain on the sale of the Waneta Expansion of $484 million in 2019.
(2)	Non-US GAAP measure – see page 86.
(3)

Reflects total CEO compensation, including the grant date fair value of long-term incentive awards, as reported in prior circulars for Barry Perry in 2019 and 2020 and David Hutchens for 2021 through 2024. The percentage increase in CEO compensation over 2019 is significantly impacted by foreign exchange. Absent the impact of foreign exchange, the increase would be approximately 15%.

(4)

Reflects average of total compensation, including the grant date fair value of long-term incentive awards, of other named executives, as reported in prior circulars, excluding the CEO, in each year as follows:

2019: Jocelyn Perry, David Hutchens, James Laurito, Nora Duke

2020: Jocelyn Perry, David Hutchens, James Laurito, Nora Duke

2021: Jocelyn Perry, James Laurito (retired in 2021), Nora Duke (retired 2022), James Reid

2022, 2023 and 2024: Jocelyn Perry, James Reid, Gary Smith, Stuart Lochray

(5)

Reflects total compensation as reported in prior circulars for the named executives in each year reflecting the above-noted named executives and Barry Perry as CEO in 2019 and 2020 and David Hutchens for 2021 through 2024.

The strength of our financial performance, as demonstrated by growth in annual revenues, adjusted earnings, adjusted EPS and total assets since 2019 noted above, is largely the result of ongoing organic growth throughout our utilities. Our highly executable capital plans and continued focus to advance opportunities beyond the base plan supports low-risk rate base growth. Financial performance in 2024 was primarily driven by rate base growth and the implementation of new rates at certain of our utilities.

The trend in total compensation awarded to the CEO is in line with expectations over the performance period, the transition of Mr. Hutchens to the role in 2021 and the impact of foreign exchange. CEO compensation is set and paid in U.S. dollars and converted to Canadian dollars.

The decrease in the average total compensation awarded to the other named executives (excluding the CEO) relative to 2019 is the result of changes in executive leadership largely related to retirements. Excluding the impact of executive retirements, increases in total compensation awarded to the named executives over the five years is the result of the following:

●	our growth over the period to become a top utility in North America
●	necessary increases in compensation to pay competitively, at approximately the median of our compensation comparator group
●	CEO compensation from 2021 reflects the new CEO compensation structure, as disclosed in our 2021 management information circular.

Linking pay to performance

Total compensation for the CEO and other named executives is linked to the financial performance of the company, with EPS and adjusted EPS being key financial measures. EPS is a strong measure of absolute performance and is used in our annual incentive plan and our PSU awards to align strong business performance with executive compensation, over varied time horizons. Our annual incentive and PSU awards establish target levels of performance for EPS and cumulative EPS, respectively. If a minimum level of performance is not achieved, the payout for this measure is zero (see pages 53 and 61).

68	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

The most important performance measures used to link 2024 earned and realized compensation of our named executives to company performance are set out in the table below, along with the sections and page references for where you can find more information:

Performance measure		Where to find more information
1.	EPS (1)	2024 Annual incentive performance assessment Long-term incentives (2024 and 2021 PSU grants)	page 53 pages 61 to 63
2.	Relative TSR	Long-term incentives (2024 and 2021 PSU grants)	pages 61 to 63
3.	Share price	Long-term incentives (2024 and 2021 PSU and RSU grants) CEO realized and realizable pay	pages 60 and 63 page 70
4.	Safety and reliability performance	2024 Annual incentive performance assessment	page 56
5.	Carbon reduction performance	Long-term incentive (2024 PSU grant)	page 62

(1)	Adjusted EPS for annual incentive purposes and three-year cumulative adjusted EPS for PSU purposes, which are non-US GAAP measures (see page 86).

Lookback at CEO and other named executive compensation

The table below gives a five-year lookback at the total direct compensation awarded to Barry Perry for 2020 and to David Hutchens for 2021 through 2024, as President and CEO of Fortis. Total direct compensation includes salary paid, the annual incentive paid and the grant value of long-term incentive awards. Amounts for Mr. Perry and the 2021 through 2023 amounts for Mr. Hutchens are as disclosed in prior management information circulars.

The table also includes a five-year lookback at the average total direct compensation for the other named executives for the respective years, excluding the CEO.

	Barry Perry	David Hutchens (1)
	2020	2021	2022	2023	2024
Fixed
Base salary	$1,325,000	$1,378,850	$1,560,240	$1,686,625	$1,712,625
Variable (at-risk)
Annual incentive	$2,170,000	$1,737,351	$2,268,849	$3,257,210	$2,863,509
Performance share units	$2,782,500	$4,044,002	$4,906,386	$6,031,313	$6,819,656
Restricted share units	$1,391,250	$1,348,001	$1,635,462	$2,010,438	$2,273,219
Stock options	$1,391,250	–	–	–	–
CEO total direct compensation	$9,060,000	$8,508,204	$10,370,937	$12,985,586	$13,669,009

	2020	2021	2022	2023	2024
Average total direct compensation awarded to the other named executives, excluding the CEO (2)	$3,526,587	$2,909,873	$2,473,250	$2,789,250	$2,807,250

(1)	Mr. Hutchens is paid in U.S. dollars and his compensation has been converted from U.S. dollars to Canadian dollars, as follows:
●	amounts for PSUs and RSUs reflect the grant values awarded: (i) on January 1, 2024, converted to Canadian dollars using the December 29, 2023 exchange rate of $1.3226; (ii) on January 1, 2023, converted to Canadian dollars using the December 31, 2022 exchange rate of US$1.00 = $1.3544, (iii) on January 1, 2022, converted to Canadian dollars using the December 31, 2021 exchange rate of US$1.00 = $1.2678, and (iv) on January 1, 2021, converted to Canadian dollars using the December 31, 2020 exchange rate of US$1.00 = $1.2732
●	all other compensation amounts have been converted to Canadian dollars using the average exchange rate for the year: US$1.00 = $1.3701 (2024), US$1.00 = $1.3493 (2023), US$1.00 = $1.3002 (2022) and US$1.00 = $1.2535 (2021).
(2)

As reported in prior management information circulars for 2020 to 2023. See page 68 for the list of other named executives in prior years. The decrease in average total direct compensation awarded to the other named executives, excluding the CEO, in 2021 and 2022, was due to changes in executive leadership largely related to retirements.

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2025 Management Information Circular	69

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

The graph to the right shows how CEO total direct compensation over the past five years compared to our TSR and the correlation between the two.

The decrease in CEO compensation in 2021 reflects the transition of Mr. Hutchens to the role. Subsequent increases in CEO compensation align with expected progression and movements in market compensation and the impact of higher foreign exchange rates on translation of CEO compensation to Canadian dollars.

The graph also illustrates the average total direct compensation for the other named executives, excluding the CEO, over the past five years compared to our TSR, which has decreased slightly over the five-year period largely due to executive retirements.

CEO realized and realizable pay

A significant portion of the CEO's pay is at risk, and equity-based incentives account for a large part of at-risk pay to align the interests of executives and shareholders.

The table below shows CEO total direct compensation in each of the last five years, compared to realized and realizable values as at December 31, 2024. We also compare the realized and realizable value of $100 awarded in total direct compensation to the CEO in each year to the value of $100 invested in Fortis shares on the first trading day of the period, assuming reinvestment of dividends, to provide a meaningful comparison of shareholder value. The graphs on page 67 and the table below illustrate the strong alignment of CEO compensation to Fortis performance and shareholder value.

		Realized and realizable value			Value of $100
	Compensation awarded	of compensation	(1)(2)	Period	Barry Perry	Shareholder
2020	$9,060,000	$7,664,016		Jan 1, 2020 to Dec 31, 2020	$85	$100
				Average	$85	$100
					David Hutchens	Shareholder
2021	$8,508,204	$10,278,892		Jan 1, 2021 to Dec 31, 2024	$121	$134
2022	$10,370,937	$12,723,831		Jan 1, 2022 to Dec 31, 2024	$123	$110
2023	$12,985,586	$14,495,461		Jan 1, 2023 to Dec 31, 2024	$112	$120
2024	$13,669,009	$15,042,479		Jan 1, 2024 to Dec 31, 2024	$110	$114
				Average	$116	$120

(1)

Realized compensation consists of base salary, annual incentive, the payout value of share units attributed to the year in which units were granted, the dividend equivalents paid and gains realized from stock options exercised. Realizable compensation includes the value of any outstanding long-term incentive awards and is equal to the current value of unvested share units, including PSUs vesting at target, and the in-the-money value of outstanding options granted during the period. Realized and realizable compensation is based on $59.73, the closing price of our common shares on the TSX on December 31, 2024 for Mr. Hutchens, compared to $52.00, the closing price of our common shares on the TSX on December 30, 2020 for Mr. Perry.

(2)

Realized and realizable value of compensation differs from total direct compensation in that it reflects the payout value of settled long-term incentive awards and current value of outstanding long-term incentive awards, respectively. Total direct compensation reflects the grant value of long-term incentive awards granted in a respective year.

70	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Zone of Alignment Analysis

The graph below compares how we ranked against our compensation comparator group when comparing the percentile ranking of our three-year average CEO total direct compensation and our three-year TSR (2022 – 2024). This analysis illustrates that we are within the "zone of alignment", with our three-year TSR performance positioned at the 15th percentile, compared to our three-year CEO compensation positioned at the 42nd percentile.

(1) Three-year TSR from January 1, 2022 to December 31, 2024 is based on a 30-day average share price at the start and the end of the three-year period.

THINGS TO NOTE

Total compensation includes salary, actual short-term incentive payments and the grant value of long-term incentive awards for 2022, 2023 and 2024, as disclosed in the Summary Compensation Table of the relevant Management Information Circulars.

For comparator companies, 2023 data has been aged by 3.5% to estimate 2024 compensation that has not been publicly disclosed as of the date of this circular. CEO compensation in US dollars, where applicable, has been converted from US dollars to Canadian dollars based on the exchange rate disclosed by each company, or the Bank of Canada average annual exchange rate for the respective year.

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2025 Management Information Circular	71

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Compensation details

Summary compensation table

The table below shows the compensation the named executives earned for the last three financial years ending on December 31.

See footnote 6 below for information about the change in roles of the named executives over the last three years.

			Share-		Annual
			based		incentive		Pension		All other		Total
Named executive		Salary	awards	(1)	plan	(2)	value	(3)	compensation	(4)	compensation
David G. Hutchens (5)	2024	$1,712,625	$9,092,875		$2,863,509		$428,184		$1,621,227		$15,718,420
President and Chief	2023	$1,686,625	$8,041,751		$3,257,210		$295,564		$1,116,948		$14,398,098
Executive Officer	2022	$1,560,240	$6,541,848		$2,268,849		$207,226		$980,732		$11,558,895
Jocelyn H. Perry	2024	$750,000	$1,725,000		$799,000		$181,510		$429,036		$3,884,546
Executive Vice President,	2023	$720,000	$1,656,000		$889,000		$149,790		$528,232		$3,943,022
Chief Financial Officer	2022	$690,000	$1,587,000		$669,000		$135,760		$464,772		$3,546,532
James R. Reid (6)	2024	$730,000	$1,460,000		$787,000		$175,790		$307,017		$3,459,807
Executive Vice President,	2023	$700,000	$1,400,000		$865,000		$133,930		$399,153		$3,498,083
Sustainability and Chief Legal	2022	$680,000	$1,292,000		$567,000		$123,800		$371,731		$3,034,531
Officer (as of July 1, 2022)
Gary J. Smith (6)	2024	$730,000	$1,460,000		$767,000		$170,460		$369,008		$3,496,468
Executive Vice President,	2023	$700,000	$1,400,000		$824,000		$141,080		$337,864		$3,402,944
Operations and Innovation	2022	$660,000	$1,320,000		$622,000		$124,190		$271,410		$2,997,600
(as of January 1, 2022)
Stuart I. Lochray (6)	2024	$595,000	$952,000		$474,000		$113,520		$191,745		$2,326,265
Executive Vice President,	2023	$570,000	$912,000		$521,000		$96,100		$142,255		$2,241,355
Capital Markets and Business	2022	$560,000	$840,000		$406,000		$58,150		$229,805		$2,093,955
Development
(as of September 8, 2021)

(1)	Share-based awards

Amounts reflect the grant value of PSUs and RSUs awarded in 2022, 2023 and 2024. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant for the 2022 and 2023 grants for all executives and for the 2024 grant for Canadian executives. For Mr. Hutchens, beginning with grants in 2024, the value of each unit was based on the volume weighted average price of our common shares on the NYSE for the five trading days ending the day before the grant. The applicable grant date unit price is provided below.

Mr. Hutchens' amounts reflect the grant value of PSUs and RSUs converted to Canadian dollars using the exchange rates shown below:

	Share price - January 1		US$:Cdn$
	TSX (CAD)	NYSE (USD)	exchange rate
2024	$54.11	$40.91	$1.3226
2023	$54.65	-	$1.3544
2022	$61.08	-	$1.2678

(2)	Annual cash bonus earned under the short-term incentive plan for the 2022, 2023 and 2024 financial years.
(3)

Pension value includes the compensatory charge associated with the applicable DC SERP, defined benefit pension plan and deferred compensation plan (see pages 66 and 81). See also the discussion of pension value for Mr. Hutchens on page 81.

(4)	All other compensation includes:
●	insurance premiums paid by Fortis for comprehensive life, health, disability, dental and related benefits
●	vehicle benefits and transportation costs
●	employer contributions to the named executive's self-directed RRSP (401(k) plan for Mr. Hutchens)
●	employer contributions under the ESPP
●	tax equalization payments
●	tax and financial planning
●	payout of accrued vacation
●	amounts paid by subsidiaries of Fortis as director fees, as shown in the table below:

	David Hutchens	Jocelyn Perry	James Reid	Gary Smith	Stuart Lochray
2024	$327,366	$366,502	$231,459	$305,233	$129,416
2023	$295,649	$330,579	$201,198	$281,871	$78,750
2022	$356,029	$408,549	$305,035	$216,268	–

For Mr. Hutchens, compensation was paid in U.S. dollars and converted to Canadian dollars using the annual average exchange rates of US$1.00 = $1.3701 for 2024, US$1.00 = $1.3493 for 2023 and US$1.00 = $1.3002 for 2022.

Perquisites total 10% or less of the annual salary for each named executive.

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(5)

As a U.S. resident, Mr. Hutchens is paid in U.S. dollars. All amounts other than share-based awards have been converted from U.S. dollars to Canadian dollars using the average exchange rates for the year: US$1.00 = $1.3701 for 2024, US$1.00 = $1.3493 for 2023 and US$1.00 = $1.3002 for 2022. Share-based awards have been converted to Canadian dollars using the exchange rates outlined in note 1. The table that follows shows Mr. Hutchens' compensation in U.S. dollars:

			Share-based	Annual	Pension	All other	Total
		Salary	awards	incentive plan	value	compensation	compensation
David Hutchens	2024	$1,250,000	$6,875,000	$2,090,000	$312,520	$1,183,291	$11,710,811
	2023	$1,250,000	$5,937,500	$2,414,000	$219,050	$827,798	$10,648,348
	2022	$1,200,000	$5,160,000	$1,745,000	$159,380	$754,293	$9,018,673

(6)	The table below explains the change in roles of the named executives in the last three financial years:

James Reid	● 2022 data reflects the compensation earned in his current position and his prior role as Executive Vice President, Chief Legal Officer and Corporate Secretary until June 30, 2022

Effective January 1, 2025, Mr. Lochray was appointed EVP, Strategy and Business Development, and Mr. Smith was made EVP, Operations and Technology.

Incentive plan awards

The table below shows the outstanding long-term incentive awards as at December 31, 2024 (you can read more about the long-term incentive plans beginning on page 59).

		Option-based awards					Share-based awards
		Number of					Number of	Market or payout		Market or payout
		securities			Value of		shares or	value of share-		value of vested
		underlying	Option	Option	unexercised		units that	based awards		share-based
	Year award	unexercised	exercise	expiration	in-the-money		have not	that have not		awards not paid out
	granted	options	price	date	options	(1)	vested	vested	(2)(3)	or distributed
David Hutchens	2024	—	—	—	—		175,228	$10,477,610		—
	2023	—	—	—	—		159,913	$9,551,625		—
	2022	—	—	—	—		120,787	$8,894,742		—
							455,928	$28,923,977		—
Jocelyn Perry	2024	—	—	—	—		33,243	$1,985,604		—
	2023	—	—	—	—		32,930	$1,966,922		—
	2022	—	—	—	—		29,302	$1,996,679		—
	2021	56,660	$50.33	Feb 25, 2031	$532,604		—	—		—
	2020	60,276	$58.40	Feb 26, 2030	$80,167		—	—		—
	2019	69,372	$47.57	Feb 13, 2029	$843,564		—	—		—
	2018	17,060	$41.27	Feb 13, 2028	$314,928		—	—		—
		203,368			$1,771,263		95,475	$5,949,205		—
James Reid	2024	—	—	—	—		28,136	$1,680,569		—
	2023	—	—	—	—		27,840	$1,662,856		—
	2022	—	—	—	—		23,842	$1,627,951		—
	2021	46,356	$50.33	Feb 25, 2031	$435,746		—	—		—
	2020	49,700	$58.40	Feb 26, 2030	$66,101		—	—		—
	2019	59,124	$47.57	Feb 13, 2029	$718,948		—	—		—
	2018	20,000	$42.00	Mar 5, 2028	$354,600		—	—		—
		175,180			$1,575,395		79,817	$4,971,376		—
Gary Smith	2024	—	—	—	—		28,136	$1,680,569		—
	2023	—	—	—	—		27,840	$1,662,856		—
	2022	—	—	—	—		24,372	$1,660,754		—
	2021	44,248	$50.33	Feb 25, 2031	$415,931		—	—		—
	2020	47,004	$58.40	Feb 26, 2030	$62,515		—	—		—
	2019	55,340	$47.57	Feb 13, 2029	$672,934		—	—		—
	2018	40,612	$41.27	Feb 13, 2028	$749,698		—	—		—
	2017	18,832	$42.36	Feb 15, 2027	$327,112		—	—		—
		206,036			$2,228,190		80,348	$5,004,179		—
Stuart Lochray	2024	—	—	—	—		18,346	$1,095,823		—
	2023	—	—	—	—		18,135	$1,083,232		—
	2022	—	—	—	—		15,510	$1,056,844		—
							51,991	$3,235,899		—

(1)	Value of unexercised in-the-money options is the difference between the option exercise price and $59.73, the closing price of our common shares on the TSX on December 31, 2024, multiplied by the number of outstanding options. No value is assigned if the exercise price is higher than the closing share price.
(2)	Market or payout value of share-based awards is the market value of outstanding PSUs and RSUs based on $59.73, the closing price of our common shares on the TSX on December 31, 2024, for the PSUs and RSUs granted in 2023 and 2024. Share-based awards granted in 2024 in U.S. dollars have been multiplied by US$41.57, the closing price of our common shares on the NYSE on December 31, 2024, and converted to Canadian dollars using the December 31, 2024 exchange rate of US$1.00 = $1.44.
(3)	The PSUs and RSUs granted in 2022 vested on January 1, 2025 and were paid out in the first quarter of 2025 (see pages 63 and 64).

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Incentive plan awards – value vested or earned in 2024

	Option-based awards (1) –	Share-based awards (2) –		Non-equity incentive plan
	Value vested during	Value vested during		compensation (3) –
	the year	the year		Value earned during the year
David Hutchens (4)	—	$7,162,691		$2,863,509
Jocelyn Perry	$25,497	$2,713,937	(5)	$799,000
James Reid	$20,860	$1,092,544		$787,000
Gary Smith	$19,912	$1,042,883		$767,000
Stuart Lochray	—	—		$474,000

(1)

Total value that would have been realized if options that vested during the year had been exercised on the vesting date. The value is calculated as the difference between the closing price of our common shares on the TSX on the vesting date and the grant price of the options.

(2)	Value of PSUs and RSUs that were realized and paid out in 2024 (see pages 62 and 63).
(3)	Annual incentive earned for 2024 (see the summary compensation table on page 72 for details).
(4)

Mr. Hutchens' 2024 share-based awards and non-equity incentive plan compensation were paid in U.S. dollars and have been converted to Canadian dollars using the 2024 annual average exchange rate of US$1.00 = $1.3701.

(5)	Includes the value of RSUs realized and paid out in 2024 associated with the retention incentive award, granted on January 1, 2021, as disclosed in our 2021 management information circular.

Equity compensation plan information

We stopped granting stock options in 2022, as disclosed in our 2022 management information circular. The table below shows the plan status as at December 31, 2024. As a result of the adoption of the Omnibus Plan effective January 1, 2024, Fortis requested, and the TSX agreed, to eliminate the reserve of remaining common shares available for future issuance pursuant to the stock option plan, reducing the aggregate potential dilution to shareholders from our equity compensation plans.

Number of securities remaining available
	Number of securities to be	Weighted average	for future issuance under
	issued upon exercise of	exercise price of	stock option plan (excluding
(as at December 31, 2024)	outstanding options	outstanding options	options issued and outstanding)
Stock option plan approved by security holders	1,522,601	$48.96	—

Stock options outstanding

The number of options granted and outstanding is 1,278,943. The table below also shows the plan status as at March 21, 2025.

	Number of options outstanding		As a % of common shares issued and outstanding
	as at December 31, 2024	as at March 21, 2025	as at December 31, 2024	as at March 21, 2025
2012 stock option plan	1,522,601	1,278,943	0.30%	0.25%

Stock options exercised in 2024

The table below shows the stock options exercised by the named executive officers in 2024. The gain is the difference between the option price and the share price at the time of exercise.

	Grant year	Number of options exercised	Gain on the options exercised
Jocelyn Perry	2015	6,956	$166,637
	2017	8,424	$175,325
		15,380	$341,962
James Reid	2018	19,972	$348,671
Gary Smith	2016	21,716	$524,538

About the stock option plan

The current plan was adopted in 2012 and is administered by the human resources committee. The committee determines:

●	who is eligible to participate in the plan and who, among them, are granted stock option awards
●	the number of common shares covered by each grant of stock options
●	the exercise price (cannot be less than the volume weighted average trading price of our common shares on the TSX for the last five trading days ending the day before the grant date)
●	when the stock options will be granted
●	when the stock options will vest

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●	when the stock options will expire.

Stock options granted under the plan to insiders, together with any other security-based compensation arrangement at Fortis, must not be more than 10% of our total issued and outstanding common shares at any time, or within a one-year period. The plan does not set out a maximum number of stock options that may be issued to any one person.

Holders cannot exercise their stock options during a blackout period as set out in the plan document, our insider trading policy, TSX rules and Canadian securities laws. If the expiry date falls in a blackout period, the term of the stock options or the unexercised portion of the grant will be extended to 10 business days after the end of the blackout period.

Other important things to know

●	Since the plan's inception in 2012, 5,655,257 shares have been issued on the exercise of stock options granted under the plan, representing 1.13% of the total number of shares issued and outstanding as of December 31, 2024
●	Canadian resident employees of Fortis and its subsidiaries may be granted stock options under the 2012 stock option plan. Our practice was only to grant stock options to executives
●	Non-employee directors were not entitled to participate in the plan
●	Stock options vested 25% each year beginning on the first anniversary of the grant date and expire after 10 years. Outstanding options are fully vested at March 21, 2025
●	We do not backdate stock options or change or reduce the exercise price of stock options previously granted
●	We do not grant loans for participants to exercise their stock options
●	A stock option award does not represent a right for the holder to continue working for or providing services to Fortis
●	Stock options expire three years after the executive retires or dies. They cannot be assigned to another person, except by testate succession or the laws of descent if the holder dies. On termination without cause, vested stock options must be exercised within 90 days of termination.

Amendment provisions

The 2012 stock option plan contains detailed provisions to clarify when shareholder approval is required in order to amend the plan. No amendment that requires shareholder approval under applicable law or the rules or policies of any stock exchange where our common shares are traded from time to time will take effect until we obtain the necessary approval. No amendments were made to our 2012 stock option plan in 2024.

In addition, we require shareholder approval by ordinary resolution for any amendment or modification which:

●	increases the maximum number of common shares that may be issued under the 2012 stock option plan, except for making an adjustment in accordance with the plan's adjustment provisions
●	reduces the exercise price of a stock option granted under the 2012 stock option plan (including the cancellation and re-grant of a stock option, constituting a reduction of the exercise price of a stock option) or extends the period when a stock option may be exercised, except for making an adjustment in accordance with the plan's adjustment provisions
●	extends eligibility to participate in the 2012 stock option plan to a non-employee director or another insider of Fortis
●	removes, increases or exceeds the limits on participation in the 2012 stock option plan for our insiders
●	permits stock options to be transferred or assigned other than for normal estate settlement purposes
●	amends the amendment provisions of the 2012 stock option plan, if the amendment is not an amendment:

(i)  to ensure continuing compliance with applicable law including, without limitation, the rules, regulations and policies of the TSX, or (ii) of a housekeeping, clerical or technical nature.

Shareholder approval is not required for the following amendments to the 2012 stock option plan, subject to applicable regulatory approvals:

●	amendments of a housekeeping nature, including any amendment for the purpose of curing any ambiguity, error or omission in the 2012 stock option plan or to correct or supplement any provision inconsistent with any other provision thereof
●	amendments necessary to ensure continuing compliance with the provisions of applicable law including, without limitation, the rules, regulations and policies of the TSX
●	amendments to the eligibility to participate in the 2012 stock option plan, other than an amendment which would have the potential of broadening or increasing participation by our insiders
●	increasing the exercise price of any stock option granted under the 2012 stock option plan
●	amendments to the vesting and exercise provisions of the 2012 stock option plan or any stock option granted under the 2012 stock option plan in a manner which does not extend the original expiry date for any applicable stock option, including to provide for accelerated vesting and early exercise of any stock options deemed necessary or advisable in the committee's discretion
●	amendments to the termination provisions of the 2012 stock option plan or any option granted under the plan which, in the case of a stock option, does not extend the original expiry date of the stock option
●	adding a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the common shares reserved for issuance under the 2012 stock option plan
●	amendments to the provisions for transferability of stock options for normal estate settlement purposes

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●	amendments relating to the administration of the 2012 stock option plan, including changing the process by which an option holder can exercise his or her stock options
●	adding a conditional exercise feature which would give option holders the ability to exercise in certain circumstances determined by the committee in its discretion, at any time up to a date determined by the committee in its discretion, all or a portion of those stock options granted to option holders which are then vested and exercisable in accordance with their terms, as well as any unvested stock options which the committee has determined will vest immediately and become exercisable where the amendments are necessary to suspend or terminate the 2012 stock option plan.

Omnibus Plan

Background

Beginning in 2024, PSUs and RSUs granted to executive officers and employees of Fortis and applicable subsidiaries are awarded under the Omnibus Plan. The Omnibus Plan replaces the Predecessor Plans, including the Fortis 2020 restricted share unit plan, the Fortis 2015 performance share unit plan and each of the relevant subsidiary executive PSU or share unit plans for purposes of equity-based compensation. Awards outstanding under the Predecessor Plans have not been replaced by Awards issued under the Omnibus Plan, but will remain outstanding and be settled pursuant to the terms and conditions of the relevant Predecessor Plan.

The Omnibus Plan was approved by a majority of shareholder votes at our annual and special meeting of shareholders on May 2, 2024.

The following is a summary of the key provisions of the Omnibus Plan and is qualified in all respects by the full text of the plan.

Purpose and participation

The purpose of the Omnibus Plan is to:

●	promote alignment of interests between the senior management of Fortis and its shareholders
●	foster the growth and success of the business of Fortis in accordance with its vision
●	ensure that management is focused on Fortis' primary business objectives
●	assist Fortis in attracting and retaining senior management.

The Omnibus Plan provides for grants of RSUs and PSUs to executive officers and employees of Fortis and applicable subsidiaries (Participants). Directors of Fortis and its subsidiaries are not eligible to receive Awards under the Omnibus Plan unless they are also employees of Fortis or any of its subsidiaries.

The Omnibus Plan does not represent a substantive change in Fortis' executive compensation policy or practices, but is designed to make administration of existing policies and practices easier. The Omnibus Plan does not contemplate the granting of stock options, as Fortis stopped using stock options as part of its long-term compensation in 2022.

The Omnibus Plan includes the following principal substantive changes from the Predecessor Plans that it replaces:

●	the option to settle 100% of Awards either in shares issued from treasury or in cash
●	removal of the requirement to settle 50% of RSUs in shares if an executive is continuing to work towards meeting their share ownership requirement
●	board discretion to require settlement of Awards in shares, subject to a maximum three-year vesting term for such Awards
●	flexibility to grant Awards with different vesting periods, to a maximum 10-year vesting term
●	Awards granted to Participants other than Canadian taxpayers to be priced and settled in U.S. dollars based on the market price of Fortis shares on the NYSE
●	grant agreements under the Omnibus Plan include clawback language aligned with SOX and the requirements of the SEC and NYSE.

Shares reserved for issuance

Fortis intends to issue all shares delivered under the Omnibus Plan from treasury. In 2024, shareholders approved 4,000,000 shares to be available for issuance from treasury under the Omnibus Plan. This represents 0.80% of the 499,304,223 shares issued and outstanding as of December 31, 2024 and of the 501,594,536 issued and outstanding as of March 21, 2025. The number of shares reserved for issuance under the Omnibus Plan may only be increased with the approval of shareholders.

If an Award has been settled in cash or does not vest or is cancelled or redeemed prior to vesting, the shares reserved for issuance in respect of the Award will again become available for issuance under the Omnibus Plan. The board has the ability under the Omnibus Plan to settle Awards with common shares purchased in the secondary market, but expects to settle Awards with shares issued from treasury.

Outstanding awards

The 2024 Awards were granted during our normal annual grant cycle and as any discretionary additional grants were approved during the year and represent a continuation of our practices regarding long-term compensation.

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The table below sets out the details of all of the 2024 Awards and the 2025 Awards, each of which has a term of three years, except as otherwise disclosed.

	Performance share unit (PSUs)	Restricted share units (RSUs)	Total units
2024 Awards	(# / $)	(# / $)	(# / $)
January 1, 2024 (1)
Executive officers	211,066 / $11,420,156	70,355 / $3,806,719	281,421 / $15,226,875
All others (including subsidiaries)	363,517 / $19,668,780	175,761 / $9,509,851	539,278 / $29,178,631
August 1, 2024 (2)
All others (including subsidiaries)	-	14,564 / $830,760	14,564 / $830,760
Total			835,263/ $45,236,266

2025 Awards (3)
Executive officers	212,234 / $12,739,383	70,745 / $4,246,461	282,979 / $16,985,844
All others (including subsidiaries)	368,665 / $22,128,353	179,305/ $10,762,434	547,970 / $32,890,787
Total			830,949/ $49,876,631

(1)	The Awards represent long-term incentives granted to executive officers and other employees effective January 1, 2024 at a market price of $54.1087 for Canadian taxpayers and U.S.$40.9089 for all other plan participants, representing the volume weighted average trading price of our common shares on the TSX and NYSE, respectively, as applicable, for the five trading days ending December 29, 2023. U.S. dollar amounts have been converted to Canadian dollars using the December 29, 2023 exchange rate of U.S.$1.00 = $1.3226.
(2)	The Award represents long-term incentive granted effective August 1, 2024 at a market price of U.S. $41.1987, representing the volume weighted average trading price of our common shares on the NYSE for the five trading days immediately before August 1, 2024. U.S. dollar amounts have been converted to Canadian dollars using the August 1, 2024 exchange rate of U.S.$1.00 = $1.3846. The Award vests 50% on the third anniversary of the grant date and 50% on the fourth anniversary of the grant date.
(3)	The 2025 Awards represent long-term incentives granted to executive officers and other employees effective January 1, 2025 at a market price of $60.0365 for Canadian taxpayers and U.S.$41.7110 for all other plan participants, representing the volume weighted average trading price of our common shares on the TSX and NYSE, respectively, as applicable, for the five trading days ending December 31, 2024. U.S. dollar amounts have been converted to Canadian dollars using the December 31, 2024 exchange rate of U.S.$1.00 = $1.4389.

The following table shows the burn rate for 2024, calculated as the number of units granted under the Omnibus Plan in the year divided by the weighted average number of shares outstanding for the year.

2024
Number of units awarded	835,263
Weighted average number of shares outstanding	494,767,138
Burn rate	0.17%

Administration

The human resources committee administers the Omnibus Plan. Under the Omnibus Plan, the human resources committee has full and complete authority to, among other things and subject to the terms of the Omnibus Plan, delegate to a subcommittee of directors or to the Fortis board or the board of directors of any of Fortis' subsidiaries, or to an officer of Fortis or any of its subsidiaries, the whole or any part of the administration of the Omnibus Plan.

Insider participation limit

Pursuant to applicable Canadian securities laws and the rules of the TSX, the aggregate number of shares issuable to insiders (as defined in the Omnibus Plan) and their associates at any time under the Omnibus Plan, the ESPP, the 2012 stock option plan or any other proposed or established security-based compensation arrangement cannot exceed 10% of Fortis shares issued and outstanding from time to time on a non-diluted basis. Similarly, the maximum number of shares issued from treasury pursuant to the Omnibus Plan to Participants who are insiders in any one-year period cannot exceed 10% of Fortis shares issued and outstanding from time to time on a non-diluted basis.

Eligibility

Executive officers and employees of Fortis or any of its subsidiaries are considered eligible Participants under the Omnibus Plan. Following termination of employment with Fortis or a Fortis subsidiary, a former employee may continue to be a Participant in the Omnibus Plan until all outstanding Awards granted to such Participant under the Omnibus Plan have been paid or cancelled in accordance with the Omnibus Plan. A Participant who has ceased to be an employee is not eligible to receive a new grant of Awards under the Omnibus Plan.

RSUs and PSUs

Each RSU and PSU is a notional unit that represents the right of a Participant to receive, upon vesting of the Award, either a share or a cash payment based upon the market price of a share at the relevant time. Unless the human resources committee stipulates in the grant agreement relating to an Award that the Award is to be settled in shares, the Participant may elect to receive shares or cash upon settlement of an Award. An Award designated by the human resources committee to be settled exclusively using shares will be subject to a maximum term of three years.

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RSUs generally become vested, if at all, upon completion of a period of continuous employment, though the grant agreement for the Award may contain other performance criteria or vesting conditions. Vesting of PSUs is subject to satisfaction of the payment criteria stipulated in the grant agreement for the Award.

The grant agreement for an Award will set forth the terms of the Award, including the term of the grant and the clawback provisions applicable to such Award. The human resources committee is responsible for determining in accordance with the terms of the Omnibus Plan and the relevant grant agreement whether the criteria or conditions to vesting in respect of any Award have been satisfied in full or in part. Evaluation of the payment criteria for an Award of PSUs includes determination of the percentage of PSUs that have been earned by the Participant based on the payment criteria set forth in the Participant's grant agreement, which may, for certain Participants, result in the number of earned PSUs being in excess of 100% of the PSUs granted.

Determinations of the human resources committee under the Omnibus Plan in respect of Participants who are employees of a Fortis subsidiary will be subject to consideration of any recommendation by the board of directors of the Participant's employer.

Vesting and settlement

In the ordinary course, the term of a RSU ends on the vesting date of the applicable RSU and the term of a PSU ends on the payment criteria end date of the applicable PSU. A RSU can vest no later than the tenth anniversary of its grant date. The payment criteria end date of a PSU can be no later than December 31 of the ninth calendar year following the calendar year that includes the grant date of the PSU. A PSU does not become a vested and earned PSU on the payment criteria end date, but on the later date on which the payment criteria stipulated in applicable grant agreement have been evaluated by the human resources committee. As a result, the vesting date on which a PSU becomes an earned PSU is not specified in or otherwise fixed by the Omnibus Plan or grant agreement.

All payments under the Omnibus Plan to Canadian taxpayers are paid in Canadian dollars. Payments made to all other Participants are made in U.S. dollars. For purposes of calculating entitlements under the Omnibus Plan, Fortis uses the market price of the shares on the TSX in relation to entitlements of Canadian taxpayers and the market price of the shares on the NYSE in respect of all other Participants. The cash value of a vested Award is equal to the market price of a Fortis share at the relevant time, calculated using the five-day volume weighted average trading price of the shares on the relevant exchange. Settlement of entitlements under the Omnibus Plan are in each case made subject to applicable withholding tax obligations.

The settlement of RSUs will generally occur within 30 days of the applicable vesting date and in any event no later than December 31 of the year in which the RSUs are determined to have vested. The settlement of PSUs will generally occur as soon as practicable following the applicable payment criteria end date and the determination of the number of earned PSUs in accordance with terms of the Omnibus Plan and the relevant grant agreement. It is expected that the number of earned PSUs will generally not be determinable until after the audited annual financial statements of Fortis have been prepared. The human resources committee will, to the extent practicable, calculate the number of earned PSUs within 120 days of the applicable payment criteria end date. In any event, payment in respect of earned PSUs will be made no later than December 31 in the year in which the PSUs are determined to be earned PSUs.

In the event that the calculation of the market price of an Award is to occur during a period when trading in Fortis securities is prohibited pursuant to our insider trading policy (a Blackout Period), then such calculation shall be delayed to the date that is six business days after the expiry of the applicable Blackout Period. No shares may be issued or delivered pursuant to the Omnibus Plan during a Blackout Period.

Subject to the terms of the Omnibus Plan, Awards may be accelerated by the human resources committee at any time. Acceleration of vesting of Awards may also occur as a result of the death or disability of a Participant or, in certain circumstances, as a result of a change of control of Fortis or a subsidiary of Fortis.

Dividend equivalents

If a cash dividend is paid on the shares, dividend equivalents in the form of additional RSUs and PSUs will automatically be granted to each Participant who holds RSUs and PSUs, except where Awards remain outstanding following an involuntary termination of employment (as discussed below). The number of Awards to be granted as a dividend equivalent is equal to the number of Awards in a Participant's RSU account or PSU account on the date the dividend is paid multiplied by the dividend paid per common share, divided by the applicable market price of one common share calculated as of the date that the dividend is paid. Additional Awards credited to a Participant as a dividend equivalent will be in the same form as the underlying Award and will have a vesting date or payment criteria end date that is the same as the Awards in respect of which they are credited. Dividend equivalents are also subject to the same performance criteria and vesting terms or payment criteria, as applicable, as the Awards in respect of which they are credited.

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Termination of employment

The following table summarizes the impact of certain events upon the rights of holders of Awards under the Omnibus Plan, including termination for just cause, voluntary resignation, retirement, death, disability or termination without just cause.

Termination event	Omnibus Plan provisions
Termination for just cause or voluntary resignation (other than retirement)

All unvested Awards will be cancelled at termination. Participants will have no rights with respect to the cancelled Awards or to any further benefits under the Omnibus Plan, other than the right to receive the cash or shares due and payable in respect of vested Awards for which the vesting date or the payment criteria end date, as applicable, occurred prior to termination.

Retirement, death or disability

All Awards with a vesting date or payment criteria end date, as applicable, that occurred prior to termination will remain outstanding until paid or cancelled in accordance with the Omnibus Plan and the applicable grant agreement.

The vesting of all Awards with a vesting date or payment criteria end date that occurs after termination will depend on the term of the Participant's employment with Fortis. If the Participant was employed with Fortis for less than 15 years prior to termination, then the number of unvested Awards that may become vested Awards is pro-rated at termination based on the actual period of service between the grant date and termination. If the Participant was employed with Fortis for 15 years or more, then the number of unvested Awards that may become vested Awards is not subject to adjustment unless otherwise determined by the human resources committee. All Awards other than those determined to remain outstanding will be terminated and cancelled as of termination.

The date of termination as a result of death or disability is the vesting date of all RSUs of the Participant that are not otherwise cancelled pursuant to the Omnibus Plan as a result of death or disability, with such vested RSUs paid or cancelled following termination as a result of death or disability in accordance with the terms of the Omnibus Plan and the applicable grant agreement.

Each PSU that is not otherwise cancelled at termination as a result of death or disability will remain outstanding until paid or cancelled in accordance with the terms of the Omnibus Plan and the applicable grant agreement following the original payment criteria end date thereof.

Each Award that is not otherwise cancelled at termination as a result of retirement will remain outstanding until paid or cancelled in accordance with the terms of the Omnibus Plan and the applicable grant agreement following the original vesting date or payment criteria end date thereof.

Termination without just cause, death, disability, retirement or related to a change of control

If the vesting date or payment criteria end date of an Award occurs on or prior to termination, the vested Award remains outstanding until paid or cancelled in accordance with the terms of the Omnibus Plan and the applicable grant agreement.

If the vesting date or payment criteria end date of an Award occurs after termination, then the number of unvested Awards that may become vested Awards will be pro-rated at termination based on the actual period of service between the grant date and termination and such pro-rated Awards shall remain outstanding until paid or cancelled in accordance with the terms of the Omnibus Plan and the applicable grant agreement following the original vesting date or payment criteria end date thereof.

All Awards other than those determined to remain outstanding will be terminated and cancelled as of termination.

Change of control

In the event of a change of control of Fortis or a subsidiary of Fortis, as applicable, the Omnibus Plan provides for the successor or continuing entity to either assume outstanding Awards or substitute Awards with new Awards (defined in the plan as replacement awards) on terms determined by the human resources committee to be substantially equivalent to the terms of the Awards held immediately prior to such change of control.

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Any replacement award must, as determined by the human resources committee, in its sole discretion:

●	have economic value substantially equivalent to the value of the Award it replaces
●	relate to publicly traded equity securities
●	in the case of Participants who are U.S. taxpayers, comply with the requirements of section 409A of the Internal Revenue Code of 1986, as amended
●	contain other terms and conditions which are, in the aggregate, no less favourable to the affected Participant.

Replacement awards approved by the human resources committee will contain terms providing that if there is a termination of a Participant's employment for good reason (as defined in the Omnibus Plan) within 24 months following the change of control:

●	the replacement awards will vest as of the date of termination
●	any conditions on the Participant's rights under, or any restrictions on vesting applicable to, the replacement awards of such Participant shall be waived or shall lapse
●	any performance-based restrictions shall be deemed to have been achieved at the greater of (x) target level performance and (y) the actual performance level achieved had the vesting date or the payment criteria end date occurred on the trading day immediately prior to termination.

RSUs that are settled and not assumed or substituted with replacement awards in connection with a change of control shall become vested RSUs and shall be redeemed on the effective date of the consummation of the transaction(s) resulting in the change of control and any and all performance criteria and vesting terms will be deemed to have been satisfied in full.

PSUs that are settled and not replaced or substituted with replacement awards in connection with a change of control shall be redeemed as of the effective date of the consummation of the transaction(s) resulting in the change of control. The extent to which the PSUs become earned PSUs shall be determined by the human resources committee on the trading day that is immediately prior to the effective date of the consummation of the transaction(s) resulting in the change of control, subject to a minimum payout percentage of 100%.

Non-transferability of Awards

Awards are personal to the Participant and are non-assignable. Participants may not pledge, hypothecate, charge, transfer, assign or otherwise encumber or dispose of any Awards granted under the Omnibus Plan, whether voluntarily or by operation of law, otherwise than by testate succession or the laws of descent and distribution, and any attempt to do so will cause such Awards to be null and void.

Amendments and termination

The Omnibus Plan may be amended, suspended or terminated at any time by the board, in whole or in part, except as to rights already accrued by Participants (unless such Participant consents to any such change in writing). If the Omnibus Plan is terminated, outstanding Awards, at the discretion of the human resources committee, either (a) are immediately payable as of a date determined by the human resources committee or (b) remain outstanding and in effect in accordance with their applicable terms and conditions.

The human resources committee will be required to obtain shareholder approval to make the following amendments to the Omnibus Plan:

●	any amendment to increase the maximum number of shares issuable pursuant to the Omnibus Plan, either as a fixed number or fixed percentage of outstanding capital represented by such shares
●	any amendment that materially modifies the eligibility requirements for participation in the Omnibus Plan
●	any amendment which increases the maximum number of shares that may be issuable to insiders at any time pursuant to the insider participation limit
●	any amendment which would allow for the transfer or assignment of Awards under the Omnibus Plan, other than for normal estate settlement purposes
●	any amendment to the amendment provisions of the Omnibus Plan, provided that shares held directly or indirectly by insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

Without limiting the generality of the foregoing, the human resources committee may, from time to time, in its absolute discretion and without shareholder approval, make the following amendments to the Omnibus Plan, subject to applicable regulatory approvals, provided that such amendments do not adversely affect the tax treatment or rights of any Participant without such Participant's consent:

●	amendments to the vesting provisions of any Awards
●	amendments regarding the effect of termination or a Participant's entitlements
●	amendments to the terms and conditions of grants of Awards, including, but not limited to, the payment criteria or other performance criteria or vesting terms, payout percentage, vesting date and settlement date; provided that such amendments do not violate applicable tax requirements
●	amendments to the definition of Participant under the Omnibus Plan that do not expand the scope of individuals eligible to participate under the Omnibus Plan
●	amendments necessary to comply with applicable laws or the rules of any applicable stock exchange or other regulatory authority
●	amendments of a housekeeping nature, including to clarify the meaning of an existing provision or to correct any inconsistency or typographical errors in the Omnibus Plan, and
●	amendments regarding the administration of the Omnibus Plan.

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Retirement benefits

In 2024, we contributed to a self-directed individual RRSP for Ms. Perry, Mr. Reid, Mr. Smith and Mr. Lochray, matching the contributions up to the maximum RRSP contribution limit of $31,560 as allowed by the Income Tax Act (Canada). These contributions totalled $15,780 each for Ms. Perry, Mr. Reid, Mr. Smith and Mr. Lochray.

Additional amounts were accrued in the DC SERP in 2024: $262,037 for Ms. Perry, $214,931 for Mr. Reid, $281,243 for Mr. Smith and $122,788 for Mr. Lochray. DC SERP amounts are equal to 13% of the annual base salary and annual cash incentive above the threshold required to meet the maximum RRSP contribution or pension limit for each of the four named executives.

In 2024, we contributed $21,271 to Mr. Hutchens' 401(k) plan and $428,184 to his deferred compensation plan. As a U.S. resident, Mr. Hutchens is compensated in U.S. dollars. All amounts contributed to the 401(k) and deferred compensation plans have been converted from U.S. dollars to Canadian dollars using the 2024 annual average exchange rate of US$1.00 = $1.3701.

The tables below show the estimated annual pension for each named executive as at December 31, 2024.

Defined benefit pension plan table

		Annual benefits payable			Accrued				Accrued	(3)
	Number of years of	At year-end			obligation		Non-		obligation
	credited service	2024	At age 65	(1)	at start of year	Compensatory	compensatory		at year-end
David Hutchens	29.5	$690,530	$690,530		$9,249,282	–	($558,105)	(2)	$8,691,177

(1)	This is a pension payable at age 65 based on service and earnings to December 31, 2024. Mr. Hutchens is entitled to an immediate unreduced pension.
(2)	Amount reflects a number of significant assumptions including:
●	the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2024. The discount rate as at December 31, 2024 was 5.83%, compared to 5.30% as at December 31, 2023
●	the impact on the obligation of the change in mortality assumption as at the measurement date.
(3)

The accrued obligation at year-end is actuarially determined using the projected benefits method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, average remaining service life of employees and mortality rates. See the notes to our 2024 annual consolidated financial statements for more information.

Mr. Hutchens was a member of the executive team at UNS Energy and a member of the company's defined benefit plan at the time UNS Energy was acquired by Fortis. As part of Mr. Hutchens' employment agreement, which was signed when he was appointed an officer of Fortis on January 1, 2018, the existing pension arrangement was retained but the pension accrual formula was amended. The amendment placed a cap on the pension accrual formula which will reduce the company's pension expense and related obligation in comparison to what would have otherwise accrued (see page 66 for more information). As Mr. Hutchens has reached the 25 years of credited service in the plan, his aggregate pension benefit is not changing and there is no current or expected future compensatory increase, assuming no future change in Mr. Hutchens' defined benefit arrangements.

The existing pension arrangements at UNS Energy were retained for Mr. Hutchens following his appointment as President and Chief Executive Officer of Fortis.

Defined contribution plan table

	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year-end
Jocelyn Perry	$1,315,579	$181,510	$80,527	$1,577,616
James Reid	$725,690	$175,790	$39,141	$940,621
Gary Smith	$1,565,567	$170,460	$110,783	$1,846,810
Stuart Lochray	$174,186	$113,520	$9,268	$296,974

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Termination and change of control

We have an employment agreement with each named executive that sets out the terms of their employment and provides for certain benefits in the event their employment is terminated other than for cause. The terms of agreements are based on competitive practices and include non-competition, non-solicitation and confidentiality provisions to protect our interests.

The table below sets out the key severance and change-of-control provisions, including double trigger provisions, for the named executives.

DOUBLE TRIGGER PROVISIONS

We amended our predecessor equity compensation plans effective January 1, 2022 so that grants of PSU and RSU awards in 2022 and later will be subject to double trigger change of control provisions, in alignment with predominant market practice in Canada and the U.S. This includes extending the change of control protection period from 12 to 24 months. The Omnibus Plan also has a double trigger change of control provision for grants effective on or after January 1, 2024 (see page 76).

	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without just cause	Change of control
Annual salary	Ceases on the termination date	Ceases on the retirement date	Ceases on the termination date	Ceases on the termination date	Ceases on the termination date
Annual incentive for the applicable year	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of retirement	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of termination	Target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which change of control occurs)
Cash severance	None	None	None

Mr. Hutchens:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs and a lump sum payment equivalent to the cost of medical and dental premiums for a period of 24 months following the date of termination

Ms. Perry, Mr. Reid and
Mr. Smith:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs

Mr. Lochray:

The sum of the annual base salary and target annual incentive for the fiscal year in which termination occurs plus one twelfth of such amount accrued for each year of service after the initial 24 months of employment to a maximum total of one and a half times the annual base salary and target annual incentive for the fiscal year in which termination occurs

Mr. Hutchens:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger) and a lump sum payment equivalent to the cost of medical and dental premiums for a period of 24 months following the date of termination

Ms. Perry, Mr. Reid and Mr. Smith:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger)

Mr. Lochray:

The sum of the annual base salary and target annual incentive for the fiscal year in which termination occurs plus one twelfth of such amount accrued for each year of service after the initial 24 months of employment to a maximum total of one and a half times the annual base salary and target annual incentive for the fiscal year in which termination occurs

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	Voluntary resignation	Retirement (1) (early or normal)	Termination with cause	Termination without just cause	Change of control
Performance share units	All unvested PSUs are cancelled	Continue per normal schedule	All unvested PSUs are cancelled

PSUs that have a payment date prior to the expiry of the notice period are paid

Other PSUs are cancelled

New for grants beginning in 2023

PSUs are pro-rated based on actual period of service between grant date and termination date and are paid per normal schedule, with remaining PSUs cancelled.

All PSUs are redeemed if an employee is terminated for good reason or without cause within 24 months of a change of control with the payment amount determined in accordance with the plan (double trigger), subject to a minimum payout percentage of 100%

Restricted share units	All unvested RSUs are cancelled	All RSUs vest and are redeemed on date of retirement New for grants beginning in 2023 Continue per normal schedule	All unvested RSUs are cancelled

RSUs that have a payment date prior to the notice period are paid

Other RSUs are cancelled

New for grants beginning in 2023

RSUs are pro-rated based on actual period of service between grant date and termination date and are paid per normal schedule, with remaining RSUs cancelled.

All RSUs are redeemed if an employee is terminated for good reason or without cause within 24 months of a change of control with the payment amount determined in accordance with the plan (double trigger) with vesting terms to be deemed to have been satisfied in full

Stock options (All outstanding options are fully vested at March 21, 2025)	All unexercised options expire after 90 days from resignation date	All unexercised options expire on the original expiry date or three years from the date of retirement, whichever is earlier	All unexercised options expire immediately and are forfeited on the termination date	All unexercised options expire after 90 days from the termination date	All vested options are exercisable
Retirement benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension and retiree health benefits
Perquisites	Cease immediately	Cease immediately	Cease immediately	Cease immediately	Cease immediately

(1)	The terms of predecessor plans and current Omnibus Plan provide that where an employee has been in service for less than 15 years, payment will be pro-rated to reflect the actual period of service between the date of grant and the date the participant ceased to be employed as a result of death, disability or retirement. The employment agreements for Mr. Reid and Mr. Lochray include a condition to recognize that for purposes of determining the vesting and payment of equity incentive plan awards granted to the executive, after 10 years of service the executive will be treated as having been in the service of Fortis or any of its affiliates for 15 years or more in the event of death, disability or retirement.

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The next table shows the estimated incremental amounts that would be paid to each named executive if their employment had been terminated on December 31, 2024.

Double trigger change of control means there is a change of control of Fortis and the executive's employment is terminated for good reason (see page 85), or without cause, within 24 months following a change of control. As noted on page 82, double trigger change of control applies to PSU awards and RSU awards granted in 2022 and later.

	Voluntary	Retirement		Termination	Termination
	resignation	(early or normal)	(1)	with cause	without just cause	(2)	Change of control	(3)
David Hutchens (4)
Cash severance	—	—		—	$7,744,703		$7,744,703
Annual incentive	—	$2,140,781		—	$2,140,781		$2,140,781
Performance share units	—	—		—	—		$21,957,475
Restricted share units	—	$1,959,194		—	—		$6,966,502
Stock options	—	—		—	—		—
Jocelyn Perry
Cash severance	—	—		—	$2,025,000		$2,025,000
Annual incentive	—	$600,000		—	$600,000		$600,000
Performance share units	—	—		—	—		$4,521,276
Restricted share units	—	$439,797		—	—		$1,427,929
Stock options	—	—		—	—		$1,771,263
James Reid
Cash severance	—	—		—	$1,971,000		$1,971,000
Annual incentive	—	$584,000		—	$584,000		$584,000
Performance share units	—	—		—	—		$3,796,319
Restricted share units	—	$339,201		—	—		$1,175,057
Stock options	—	—		—	—		$1,575,395
Gary Smith
Cash severance	—	—		—	$1,971,000		$1,971,000
Annual incentive	—	$584,000		—	$584,000		$584,000
Performance share units	—	—		—	—		$3,802,518
Restricted share units	—	$365,805		—	—		$1,201,661
Stock options	—	—		—	—		$2,228,190
Stuart Lochray
Cash severance	—	—		—	$1,031,333		$1,031,333
Annual incentive	—	$357,000		—	$357,000		$357,000
Performance share units	—	—		—	—		$2,458,350
Restricted share units	—	$232,785		—	—		$777,549
Stock options	—	—		—	—		—

(1)	RSUs, beginning with the 2023 grant, and PSUs continue according to the normal schedule.
(2)	For termination without just cause, any PSU and RSU payouts for grants prior to 2023 would depend on the notice period and termination date and would be reviewed by the human resources committee. Effective beginning with the 2023 grants, PSU and RSU grant payouts on termination without just cause, with a vesting date after the termination date, are pro-rated based on actual period of service between the grant date and termination date and paid in normal course.
(3)	Amounts reflect impact for double trigger change of control for the cash severance and equity awards granted and reflect target 2024 incentive for the cash severance and annual incentive.
(4)	Amounts for Mr. Hutchens have been converted from U.S. dollars to Canadian dollars using the 2024 annual average exchange rate of US$1.00 = $1.3701.

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Good reason means any of the following according to each named executive's employment agreement:

●	a material reduction in the executive's base salary other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions
●	a material reduction in the executive's target incentive opportunity
●	a breach by Fortis of a material provision of the employment agreement
●	failure on our part to obtain an agreement from a successor to Fortis to assume and agree to the terms of the agreement and to the same extent that Fortis would be required to perform if no succession had taken place, except where such assumption occurs by operation of law
●	a material adverse change in the executive's title, authority, duties or responsibilities (other than temporarily while the executive is physically or mentally incapacitated or as required by applicable law)
●	a material adverse change in the executive's reporting structure, or
●	the discontinuation or amendment of an equity plan, employee benefit plan or other material fringe benefit or perquisite, if the discontinuation or amendment results in less favourable treatment of the executive.

Good reason under the equity plans means any of the following after a change of control:

●	a reduction in the executive's base salary other than a general reduction that affects all similarly situated executives in substantially the same proportions
●	a reduction in the executive's target annual incentive opportunity or long-term incentive opportunity, other than a general reduction that affects all similarly situated executives in substantially the same manner
●	failure on our part to comply with any material terms of the executive's employment in effect immediately prior to a change of control, other than an inadvertent failure not occurring in bad faith and which is remedied by Fortis promptly after notifying the executive in writing
●	a material adverse change in the executive's duties, responsibilities, authority, title, status or reporting structure in effect immediately prior to a change of control
●	the discontinuation or amendment of an equity incentive plan, annual incentive plan, employee benefit plan or other material fringe benefit or perquisite, if the discontinuation or amendment results in less favourable treatment, in the aggregate, taking into consideration any related amendment or replacement plan, benefit or perquisite as applicable
●	we require the executive to be based at an office or location that is more than 50 km from his or her office or location immediately prior to a change of control, or at any other office or location the executive previously agreed to in writing.

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4. Other Information

This section includes other important information about Fortis and our directors and officers.

You can find more information about Fortis on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

WHERE TO FIND IT 86 About non-US GAAP measures 88 Directors' and officers' liability insurance 88 Loans to directors and officers 88 For more information

About non-US GAAP measures

We use non-US GAAP measures that do not have a standardized meaning as prescribed under generally accepted accounting principles in the United States (US GAAP) and are not considered US GAAP measures. Therefore, these adjusting items may not be comparable to similar adjustments presented by other companies.

This circular includes four non-US GAAP measures, described in the table below.

Non-US GAAP measures used in this circular	Most directly comparable US GAAP measure	How we calculate the measure	How is measure used
Adjusted net earnings attributable to common equity shareholders	Net earnings attributable to common equity shareholders	Net earnings attributable to common equity shareholders plus or minus items that management excludes in its decision-making process and evaluation of operating results	Used by management and external stakeholders in evaluating our financial performance and prospects (see page 53)
Adjusted EPS	EPS	Divide adjusted net earnings attributable to common equity shareholders by the weighted average number of common shares outstanding
Adjusted EPS for annual incentive purposes and cumulative adjusted EPS for long-term incentive purposes (PSUs)	EPS

Net earnings attributable to common equity shareholders plus or minus items that management excludes in its decision-making process and evaluation of operating results (as per above) and/or items that are beyond the reasonable control of management in relation to board approved targets, divided by the weighted average number of common shares outstanding

Used in evaluating our financial performance for annual incentive and PSU purposes, in relation to board approved targets (see pages 53 and 62)
Capital expenditures	Additions to property, plant and equipment and additions to intangible assets, as shown on the consolidated statement of cash flows

Additions to property, plant and equipment and additions to intangible assets, as reported on the consolidated statement of cash flows, plus Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project

Used by management in the evaluation of our operating results and Fortis' role as project manager during the construction of this project

The table that follows provides a reconciliation of the non-US GAAP measures for 2024 (amounts reflect adjustments due to rounding). For reconciliation of the non-US GAAP measures pertaining to prior periods, refer to the annual MD&A, available on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca), and EDGAR (www.sec.gov).

Non-US GAAP reconciliations

Year ended December 31, 2024
($ millions, except for common share data)
Adjusted net earnings attributable to common equity shareholders and adjusted EPS
Net earnings attributable to common equity shareholders	$1,606
Adjusting item:
October 2024 MISO base ROE decision (1)	$20
Adjusted net earnings attributable to common equity shareholders	$1,626
Weighted average number of common shares outstanding (# millions)	495.0
Adjusted basic EPS, as reported for 2024	$3.28
USD:CAD foreign exchange rate adjustment (2)	$(0.09)
Adjusted basic EPS for annual incentive purposes	$3.19

(1)	Represents prior period unfavourable earnings impact of FERC's October 2024 MISO base ROE decision, recognized in 2024, reducing ITC’s ROE from 10.77% to 10.73%.
(2)	Represents the $46 million earnings impact resulting from a higher USD:CAD average exchange rate for 2024 of $1.37 compared to assumed rate of $1.30 in the Business Plan.

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2024 PSU Payout (2021 PSU award)

Cumulative Adjusted EPS (2021-2023)
Reported basic EPS	$8.49
Adjusting item:
Tax (1)	$0.04
Cumulative adjusted basic EPS for PSU purposes	$8.53

(1)	Represents the revaluation of deferred income tax assets in 2022 and 2023, resulting from the reduction in the corporate income tax rate in the state of Iowa.

Year ended December 31, 2024
($ millions)
Capital expenditures
Additions to property, plant and equipment	$5,012
Additions to intangible assets	$206
Adjusting item:
Wataynikaneyap Transmission Power Project (1)	$29
Capital expenditures (2)	$5,247

(1)	Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. Construction was completed in the second quarter of 2024.
(2)	Capital plan, as referenced throughout this document, is a non-US GAAP measure calculated in the same manner as capital expenditures above.

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Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Directors' and officers' liability insurance

We have liability insurance to protect our directors and officers. Our current policy provides $250 million in coverage for any loss, subject to a deductible of $2 million for securities claims and $500,000 for other claims. In 2024, we paid a premium of $2,008,636. The policy is renewable on July 1, 2025.

Loans to directors and officers

As of March 21, 2025, none of the current directors or executive of Fortis have loans outstanding from Fortis or its subsidiaries. The table below shows the total indebtedness of all current and former executive officers, directors and employees of Fortis and its subsidiaries outstanding as of March 21, 2025.

	To Fortis and its subsidiaries	To another entity
Share purchases	$9,097,699	—
Other	$306,864	—

Most of the indebtedness is for employees of Fortis and its subsidiaries who have purchased Fortis shares under the ESPP. Other loans include those to employees to assist with relocation, housing, education and the purchase of personal technology.

For more information

You can find more information about Fortis on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Financial information about Fortis is in our comparative financial statements and MD&A for the most recently completed financial year. Copies of our most recent consolidated financial statements, interim financial statements, MD&A and annual information form are available on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). You can also request a free printed copy from our Executive Vice President, Sustainability and Chief Legal Officer:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street, PO Box 8837

St. John's, NL A1B 3T2

Canada

88	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

APPENDIX A
FORTIS INC. STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Form 58-101F1 – Disclosure of corporate governance practices

All page references in this Appendix A are to the management information circular dated March 21, 2025.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

1. Board of Directors
(a) Disclose the identity of directors who are independent.	Yes	11 of the 12 directors proposed for nomination on pages 14 through 19 of this circular are independent and meet the definition in National Instrument 52-110 – Audit
(b) Disclose the identity of directors who are not independent and describe the basis for that determination.	Yes

Committees and the independence requirements set out in the New York Stock Exchange Listed Company Manual.

The board considers Ms. Ball, Mr. Blouin, Mr. Borgard, Ms. Clark, Ms. Dilley, Ms. Dobson, Ms. Durocher, Mr. Knight,

(c) Disclose whether or not a majority of directors are independent.	Yes	Ms. Manes, Mr. Marchand and Mr. Zurel to be independent. Mr. Hutchens is not considered independent because he is President and CEO of Fortis.

(d)
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
	Yes	All of the directorships of the nominated directors with other reporting issuers during the last five years are set out in the director profiles on pages 14 through 19 of this circular.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer′s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
	Yes	The board and each committee meet without management present at every meeting and the board meets without its non-independent directors at every meeting.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.
Yes

Jo Mark Zurel is the non-executive chair of the board and is an independent director. Mr. Zurel is responsible for the management and effective functioning of the board by providing leadership in every aspect of its work.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer′s most recently completed financial year.	Yes	The attendance record of each director for board and committee meetings during 2024 is disclosed in the tables on pages 14 through 19 and summarized on page 20 of this circular.

5
2025 Management Information Circular	89

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

2. Board Mandate
Disclose the text of the board's written mandate.	Yes	The text of the board mandate is disclosed in Appendix B of this circular.

3. Position Descriptions

(a)Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Yes

The board has developed a written position description for the chair of the board which is available on our website (www.fortisinc.com). There are no specific position descriptions for the chair of each committee; however, the written mandates for each committee include the responsibilities of each committee and the chair. Each chair is responsible for the committee fulfilling its mandate. Details about our position descriptions are disclosed on page 26 of this circular.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

	Yes	The board has developed a written position description for the CEO which is described on page 26 of this circular.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding:	Yes	New directors attend comprehensive orientation sessions with senior management to review our operations, strategy, financial and risk profile,
(i) the role of the board, its committees and its directors, and		governance model, culture and key issues. Details about our orientation program are disclosed on page 36 of this circular.

(ii) the nature and operation of the issuer′s business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Yes

Directors receive continuing education in a number of ways, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and developing issues, and the ongoing distribution of relevant information. Details about our director education program in 2024 are disclosed on page 36 of this circular.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The board has adopted a written code of conduct for Fortis. The board has also adopted a respectful workplace policy.

90	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(i) disclose how a person or company may obtain a copy of the code;	Yes	The code is available on our website (www.fortisinc.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

(ii) describe how the board monitors compliance with its code or, if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The board, through the governance and sustainability committee, receives reports on compliance with the code.

(iii)
provide a cross reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
Yes

The board has not granted a waiver of the code for a director or executive officer during the past 12 months or in 2024. Accordingly, we have not been required to file a material change report on this basis.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Yes

The board does not nominate for election any candidate who has an interest in any business conducted with Fortis, or its subsidiaries, and requires directors to disclose any potential conflict of interest which may develop. Directors do not undertake any consulting activities for, or receive any remuneration from Fortis other than compensation for serving as a director.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The board encourages a culture of ethical conduct by appointing officers of high integrity and monitoring their performance so as to set an example for all employees.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The governance and sustainability committee is responsible for identifying new candidates for the board. The process is described on page 35 of this circular.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.	Yes	The governance and sustainability committee is composed entirely of independent directors as disclosed on page 24 of this circular.

(c) Describe the responsibilities, powers and operation of the nominating committee.	Yes	The responsibilities, powers and operations of the governance and sustainability committee are described on page 24 of this circular.

5
2025 Management Information Circular	91

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer′s directors and officers.	Yes

The governance and sustainability committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests. It then recommends any adjustments for adoption by the board.

The human resources committee makes recommendations to the board about compensation of officers as described in the Compensation discussion and analysis beginning on page 42 of this circular. We hold an annual advisory vote on our approach to executive compensation and the results are reviewed by the human resources committee.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
Yes

The human resources committee acts as a compensation committee in respect of executive compensation and is composed entirely of independent directors. The human resources committee makes recommendations to the board following its review of compensation.

(c) Describe the responsibilities, powers and operation of the compensation committee.	Yes

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for recommending to the board the appointment of executive officers, ongoing evaluation of the CEO, human resources planning, including the development and succession of senior management (see page 23 of this circular), and the compensation and benefits program for senior management.

The committee is also responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers certain of our policies and our five employee compensation plans as described on page 23 of this circular.

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	n/a	The three standing committees of the board are: audit committee, governance and sustainability committee and human resources committee.

92	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

Yes

The board carries out an annual assessment of the board, committees and directors. The governance and sustainability committee leads the process, as required in its mandate, and works with the chair of the board on the assessment process. A description of this process can be found on pages 35 of this circular.

10. Term Limits and Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

Yes

The board has adopted term limits for directors. Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier. A discussion of board tenure can be found on page 35 of this circular.

11. Representation of on Board

(a)
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.
Yes

Fortis has adopted a written diversity policy with targets. The policy commits to having a board in which women and men each represent at least 40% of independent directors. The policy also seeks to have at least two directors who identify as racialized and/or Indigenous.

(b)
If the issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)
short summary of its objectives and key provisions

(ii)
the measures taken to ensure that the policy has been effectively implemented

(iii)
annual and cumulative progress by the issuer in achieving the objectives of the policy; and

(iv)
whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.
Yes

The diversity policy describes the principles underlying our approach to diversity and our objectives in respect of diversity among our leadership team at the board and executive level.

The governance and sustainability committee is responsible for reviewing and monitoring performance under the diversity policy and ensuring the objectives of the board and executive diversity policy are applied in identifying director nominees. The human resources committee is responsible for ensuring that the objectives of the diversity policy are applied in identifying and evaluating candidates for executive leadership positions.

Fortis believes that the current nominees reflect a diverse group of talented individuals, which include six women who collectively represent 50% of the nominees for election as directors. Two of the nominees identify as racialized and both currently serve as Fortis directors.

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Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

Yes

The governance and sustainability committee considers
all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to board composition and renewal.

The board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

Yes

Diversity, inclusive of gender, is a key factor in our talent management strategy, which seeks to identify, assess and develop employees for more senior positions in the Fortis organization. As part of its mandate, the human resources committee is responsible for ensuring that the organization respects the objectives of the board and executive diversity policy when identifying potential candidates, both internal and external, for executive officer positions. A discussion on leadership diversity can be found on pages 28 and 29 of this circular.

14. Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(a) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.	Yes	Fortis has adopted a written board and executive diversity policy with targets.

(b) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	Yes

Our board and executive diversity policy does not establish fixed targets for gender representation for executive officer positions, however, the board gives due consideration to diversity ensure that a diverse group of candidates, including gender diversity, is included in the group of prospective candidates. A discussion of diversity in leadership succession can be found on page 28 of this circular.

94	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(c) If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target; and (ii) the annual and cumulative progress in achieving the target.	Yes

Our board and executive diversity policy commits to having a board where women and men each represent at least 40% of the board's independent directors. Minimum of 40% female representation on the board achieved in, and maintained, since 2018.

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.	Yes	Of the current 12 directors, 6 (or 50%) are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Yes	Eight members (or 57%) of the Fortis executive leadership team are female. The executive leadership team of Fortis, including its major subsidiaries, consists of 17 women (52%).

5
2025 Management Information Circular	95

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

APPENDIX B
FORTIS INC. BOARD OF DIRECTORS MANDATE

1.0Purpose and authority

1.1

The Board of the Corporation is responsible for the stewardship of the Corporation. This Mandate reflects the Board's statutory responsibility to supervise the management of the business and affairs of the Corporation.

2.0Definitions

2.1	In this Mandate:
(a)	"Audit Committee" means the audit committee of the Board;
(b)	"Board" means the board of directors of the Corporation;
(c)	"CEO" means the President and Chief Executive Officer of the Corporation;
(d)	"Chair" means the Chair of the Board;
(e)	"Code" means the Code of Conduct of the Corporation, as amended from time to time;
(f)	"Corporation" means Fortis Inc.;
(g)	"Director" means a member of the Board;
(h)	"Governance and Sustainability Committee" means the governance and sustainability committee of the Board;
(i)	"Human Resources Committee" means the human resources committee of the Board;
(j)	"Mandate" means this mandate of the Board; and
(k)	"Shareholders" means the shareholders of the Corporation.

3.0Composition of the board

3.1

The Board shall consist of such number of Directors as are elected by Shareholders at the most recent meeting of Shareholders. The Board may determine from time to time, within the range set out in the Corporation's articles, the number of Directors to be nominated for election by Shareholders at any meeting of Shareholders.

3.2	A majority of the Directors shall be "independent" within the meaning of all applicable laws and stock exchange requirements.
3.3

The Board shall appoint a Director to be Chair, who shall be independent within the meaning of all applicable laws and stock exchange requirements. The Director serving as Chair shall continue as Chair until a successor is appointed, unless such individual resigns, is removed by the Board or otherwise ceases to be a Director. The Board shall make reasonable efforts to rotate the Chair periodically.

4.0Board meetings

4.1	Meetings of the Board shall be called and held in a manner consistent with the Corporation's by-laws; provided, however, that the Board shall meet at least quarterly.
4.2

The Chair shall act as chair of all meetings of the Board at which the Chair attends. Board meetings not attended by the Chair shall be chaired by the chair of the Governance and Sustainability Committee or, in that person's absence, the Directors attending the meeting shall appoint one of their number to act as chair of the meeting.

4.3	Unless otherwise determined by the Chair, the Corporate Secretary of the Corporation shall act as secretary of all meetings of the Board.
4.4

The Board may invite any of the Corporation's officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

4.5	At each meeting of the Board, the non-management Directors shall meet in camera without any member of management being present (including any Director who is also a member of management).
4.6	If there are any non-management, non-independent Directors, the independent Directors shall meet in camera at the conclusion of each meeting of the Board with only independent Directors present.
4.7	Minutes of all meetings of the Board and committees of the Board shall be prepared and maintained within the minute books of the Corporation.

96	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

5.0Duties and responsibilities of the board

A.	Strategic Planning and Risk Management
5.1	The Board has the responsibility to:
(a)	adopt a strategic planning process and review and approve, on an annual basis, a strategic plan for the Corporation which considers, among other things, the opportunities and risks of the business with a view to the sustainability of the Corporation;
(b)	monitor the implementation and effectiveness of the approved strategic and business plans; and
(c)	assist the CEO in identifying the principal business risks of the Corporation and implementing appropriate systems to manage and mitigate such risks, including the Corporation's enterprise risk management program and framework.
B.	Reputation and Culture
5.2	The Board has the responsibility to:
(a)	promote a culture of integrity, ethical leadership, diversity and inclusion, health and safety, and sustainability within the Corporation and among its leadership; and
(b)	oversee management's programs and policies to preserve and enhance the Corporation's culture and reputation.
C.	Management and Human Resources
5.3	The Board has the responsibility to:
(a)	oversee the Corporation's human resources strategy and plans, including its diversity, equity and inclusion policies and practices;
(b)	select, appoint and continuously evaluate, the CEO, and determine the terms of the CEO's employment and compensation;
(c)	oversee the CEO succession plan, including identifying and evaluating potential successors to the CEO;
(d)	in consultation with the CEO, appoint all officers of the Corporation and determine the terms of employment, training, development and succession of senior management (including the processes for appointing, developing and evaluating senior management);
(e)	oversee and approve the Corporation's overall compensation philosophy and programs, including short- and long-term compensation, incentive, pension and/or retirement policies and plans, to promote alignment with the Corporation's long-term strategy and interests of Shareholders and other key stakeholders;
(f)	satisfy itself, to the extent feasible, as to the integrity of the CEO and other senior management, and to establish a culture of integrity, diversity, inclusion and respect throughout the Corporation; and
(g)	oversee the Corporation's adoption, implementation and adherence to policies and practices designed to ensure that the Corporation does not use forced and child labour in its supply chain, and review and approve related disclosures.
D.	Capital, Finances, Controls and Internal Systems
5.4	The Board has the responsibility to:
(a)	oversee and approve the overall capital and financial structure of the Corporation;
(b)	oversee the external and internal audit functions of the Corporation and the integrity of the Corporation's financial statements and financial reporting processes;
(c)	review and approve all material transactions, including acquisitions, divestitures, dividends, capital allocations, expenditures and other transactions which exceed threshold amounts set by the Board; and
(d)	oversee and evaluate the Corporation's internal controls relating to financial and management information systems and disclosure controls and processes.
5.5

The Board shall review the recommendation of the Audit Committee with respect to the annual consolidated financial statements and Management Discussion and Analysis of the Corporation to be delivered to Shareholders. If appropriate, the Board shall approve such financial statements.

E.	Communications and Stakeholder Relationships
5.6	The Board has the responsibility to:
(a)

adopt communication policies and practices that seek to ensure that effective communications, including timely communication and disclosure required under applicable laws and stock exchange requirements, are established and

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Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

maintained with employees, Shareholders, the financial community, the media, communities served by the Corporation and other key stakeholders;

(b)

oversee the strategies and processes related to Board-Shareholder engagement, and establish procedures to receive feedback from stakeholders of the Corporation and deliver communications to the independent Directors as a group; and

(c)

review and approve the Corporation's Management Information Circular, Annual Information Form, Form 40-F, as well as prospectuses and other offering documents, as well as disclosure documents and other reports required under all applicable laws and stock exchange requirements, and annually report to Shareholders on its activities during the preceding year.

5.7

The Board shall receive regular reports from the CEO or other members of senior management concerning the Corporation's investor relations activities and investor feedback and the utility regulatory proceedings that are occurring at the Corporation's subsidiaries.

F.	Sustainability
5.8	The Board has responsibility to:
(a)	oversee and, where appropriate, approve the Corporation's strategies, policies and practices relating to sustainability objectives, including environmental and social matters;
(b)	review management's implementation of appropriate sustainability policies and practices, taking into consideration applicable laws, industry best practices, the Corporation's strategy and other corporate policies and practices, and the interests of Shareholders and other stakeholders; and
(c)	oversee, review and approve the Corporation's sustainability disclosures.
G.	Governance
5.9	The Board has the responsibility to:
(a)

develop and oversee the Corporation's approach to corporate governance issues, principles, practices and disclosure, including managing its own processes to ensure the effectiveness of the Board, its committees and individual Directors;

(b)	establish appropriate procedures to evaluate Director independence standards, manage actual or potential conflicts of interest and ensure the Board functions independently of management;
(c)	develop and monitor policies governing the operation of subsidiaries through the exercise of the Corporation's shareholder positions in such subsidiaries;
(d)

develop and monitor compliance with the Code including the consideration of any waiver proposed to be granted to a Director or member of senior management of the Corporation from complying with the Code and approving or rejecting such waiver as it deems appropriate;

(e)	set expectations and responsibilities of Directors, including attendance at, preparation for, and participation in meetings, as set out at Section 6.0 hereof; and
(f)

oversee the succession planning, orientation and continuing education of members of the Board and its committees and evaluate and review the performance of the Board, its committees and its members to ensure that the Board and its committees are composed of competent members with an appropriate mix of skills and experiences to carry out their respective duties and responsibilities.

5.10

The Board shall establish, maintain and may, subject to applicable laws, delegate oversight over specific matters to the following standing committees (and such other special or ad hoc committees the Board may establish from time to time), each having a mandate that appropriately reflects all applicable laws and stock exchange requirements:

(a)	Audit Committee;
(b)	Governance and Sustainability Committee; and
(c)	Human Resources Committee,

provided, however, that no committee of the Board shall have the authority to make decisions which bind the Corporation, except to the extent that such authority has been specifically delegated to such committee by the Board.

5.11	The Board shall establish and maintain, in consultation with the Governance and Sustainability Committee, formal position descriptions for:
(a)	the Chair; and
(b)	the CEO.
5.12	The Board shall review any Shareholder proposal or meeting requisition received by the Corporation, including relating to the nomination of directors, and the Corporation's response thereto.

98	Fortis Inc.

Message to shareholders	Notice of our 2025 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

H.	Cybersecurity, Information Technology (IT) and Operational Technology (OT)
5.13	The Board has responsibility to:
(a)	oversee and, where appropriate, approve the Corporation's strategies and policies relating to the use and protection of its IT and OT infrastructure, including in respect of cybersecurity; and
(b)	review the Corporation's IT and OT risk exposures, including cybersecurity risks, and the measures taken to monitor or mitigate such exposures and ensure that the Corporation report cybersecurity incidents in compliance with applicable laws.

6.0Duties and responsibilities of directors

6.1	In exercising the powers and discharging the responsibilities of a Director, each Director has a statutory obligation to:
(a)	act in good faith with a view to the best interests of the Corporation (the fiduciary duty); and
(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (the duty of care).
6.2

Each Director must also comply with all applicable policies of the Corporation, including the Code, which is designed to promote honest, ethical and lawful conduct by all employees, officers and Directors of the Corporation.

6.3

Each Director shall devote the necessary time and attention effectively participate in the work of the Board to enable the Board to discharge its duties and responsibilities as set out under this Mandate and the Board Governance Guidelines.

6.4	Each Director shall participate in any orientation and continuing education programs developed by the Corporation for the Directors.
6.5	In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, each Director shall:
(a)	promptly respond to management requests in respect of availability for proposed meetings;
(b)	thoroughly review the material provided by management in connection with the meeting; and
(c)	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone, videoconference or other remote electronic facilities).
6.6	Each Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.
6.7	Each Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

7.0Remuneration of directors

7.1	Directors shall receive such remuneration for their service as the Board may determine from time to time, having considered the recommendation of the Governance and Sustainability Committee.
7.2

No non-executive Director may earn fees from the Corporation or any of its subsidiaries other than director and committee fees (which fees may include a combination of cash, benefits, deferred share units and common shares or other equity securities of the Corporation). For greater certainty, no non-executive Director shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any of its subsidiaries.

8.0Other

8.1	This Mandate shall be posted on the Corporation's corporate website at www.fortisinc.com.
8.2	The Board shall annually review its own effectiveness and performance in accordance with the process established by the Governance and Sustainability Committee.
8.3

The Board and each of its standing committees shall, in its discretion and in the circumstances that it considers appropriate, have authority to retain outside advisors or persons having special expertise at the expense of the Corporation.

8.4

The Board shall review and assess the adequacy of this Mandate periodically and shall make such changes to this Mandate as it considers necessary or appropriate having regard to the recommendation of the Governance and Sustainability Committee.

(Effective January 1, 2025)

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2025 Management Information Circular	99

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USER GUIDE – VIRTUAL MEETING

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To start

This year, the meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer.

You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time.

You may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting instruction form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

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Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

Using your smartphone, tablet or computer, go to the following address:

Meeting Access

meetings.lumiconnect.com/400-809-158-313

You will need the following information to log in:

Meeting ID	**Password**
400-809-158-313	fortis2025

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The control number listed on your form of proxy.

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Registered Shareholders

Enter the control number listed on your form of proxy and the password above.

Appointed Proxy

Enter the control number or username provided by the transfer agent and the password above.

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Username *
Password *
Sign in

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Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.

To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started.

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Voting

Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

To vote, select one of the voting options. Your choice will be highlighted.

A confirmation message will also appear to show your vote has been received.

The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen.

You can change your votes until the end of the voting period by simply selecting another choice.

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Resolution 1
Resolution 2

You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

Questions

To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow.

Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair.

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Fortis Place

Suite 1100, 5 Springdale Street

PO Box 8837

St. John's, NL

A1B 3T2

Canada

T: 709.737.2800

F: 709.737.5307

www.fortisinc.com